
13000585

IT ALL STARTS HERE

2012 ANNUAL REPORT



Plum Creek

AN UNMATCHED ASSET BASE provides the most diversified timberland investment available – more than 6 million acres in 19 states consists of highly productive forests, natural gas, wind, water and other subsurface assets, as well as the conservation, recreation and real estate values of the land itself. Our broad asset base provides us with operating flexibility and market insight unavailable to others in the business. These combined benefits allow us to recognize and capture superior value for the trees we harvest as well as from the lands and sub-surface assets we own.

A CONSISTENT STRATEGY that directly aims to maximize the per share value of your investment in the company. Our strategies for long-term value creation stand the tests of both time and markets. They continue to be executed by one of the most stable and experienced management teams in the industry.

SUSTAINABLE MANAGEMENT of our assets has long been part of the fabric of the company. More than a decade ago, Plum Creek became the first timberland owner in the nation to have all its timberlands third-party certified to the standards of the Sustainable Forestry Initiative® (SFI). It's an enduring commitment that we have successfully maintained through regular audits, currently conducted by Bureau Veritas.

A GROWING HARVEST is the biologic foundation upon which our future cash flows will grow. It reflects our commitment to sustainable forestry and our consistent investment in forest productivity. Over the past decade, Plum Creek has planted more than 600 million trees, planned for the natural regeneration of millions of more trees, and invested more than a half a billion dollars in improving the productivity of our forests. As a result, the harvest from our forests will grow more than 15% during the next 10 years.

DISCIPLINED CAPITAL ALLOCATION is at the core of our approach to management of our business. We firmly believe that superior capital allocation makes the difference between good returns and exceptional returns. We adhere to a strict Net Present Value discipline. Simply put, investments we make must create value for our shareholders.

INNOVATION drives additional growth opportunities for our business. The company was the first pure-play timber investment, the first timber REIT, and is the leader in recognizing alternative land values. These achievements are part of Plum Creek's record of innovation. Several current business initiatives aim to develop clean and renewable energy markets, including wind power and sustainably produced wood fiber for power production. These initiatives will continue to enhance the growth of the company and its financial returns for our investors.


"WE FIRMLY BELIEVE THAT SUPERIOR CAPITAL
ALLOCATION MAKES THE DIFFERENCE BETWEEN
GOOD RETURNS AND EXCEPTIONAL RETURNS."

DEAR FELLOW SHAREHOLDERS,



RICK HOLLEY
Chief Executive Officer

Plum Creek had an excellent year in 2012. Our revenue for the year was $1.34 billion and net income was $203 million. Our cash flow from operations was $353 million and more than covered our annual dividend payment of $272 million. We had capital expenditures for the year of $72 million, the majority of which was devoted to improving the productivity of our forests. The company ended the year in excellent financial shape with $356 million in cash and more than $950 million in liquidity.

Over the past couple of years, many of you have asked when we thought the housing market would recover or when the economy might experience "real" growth. Ever the optimist, over the last year I started to see a light at the end of the tunnel. We have turned the corner, and we are beginning to see meaningful improvement in the marketplace.

In 2012 housing starts totaled 780,000 — although not great by historic standards, a nice improvement over the roughly 600,000-start level we experienced in 2010 and 2011. The experts' economic forecast calls for housing starts in excess of 950,000 in 2013 — a 22% improvement. Over the next three to five years we expect housing starts to recover to a demographically supported level of 1.5 million to 1.6 million — an encouraging trend for the U.S. economy and for Plum Creek.

Throughout the recession, we continued to manage the company very conservatively. We maintained a strong, investment grade balance sheet, improved our already excellent asset base, reduced our overall debt, and reduced our average cost of debt. Additionally, we repurchased shares of our stock at a large discount to intrinsic value, increasing your proportional ownership in the company.

Some highlights from the past five years:

- Repurchased 12.2 million shares ($425 million) of our stock at an average price of $35, increasing shareholders' interest in the company by 7% (We've repurchased 13.5% of outstanding shares since 2006.)
- Purchased 219,000 acres of attractive timberland for $226 million.
- Reduced our net debt by $467 million, helping reduce our annual interest expense by $65 million.
- Lowered our weighted average cost of debt from 6.4% to 4.1%. A recently completed $325 million 3.25% bond offering will replace debt maturing in 2013 and further reduce our cost of debt.

These as well as other initiatives are all focused on Job #1 — effective capital allocation aimed at growing the per share value of the company. Our efforts, along with the improving prospects for the economy, have rewarded our shareholders. Total shareholder returns for 2012 were 26.6%.

As the U.S. economy and housing recover over the next several years, we expect to see a recovery in the price of our primary products — sawlogs and pulpwood. And as one of the largest sellers of wood fiber in the country, this cyclical recovery in pricing will significantly improve our earnings and cash flow.

Fundamental and structural changes will also contribute to Plum Creek's future earnings and cash flow.



Over the next decade, the annual harvest from our timberlands will grow to more than 20 million tons. Importantly, higher-value sawlogs will account for the increased volume.

Historically, Canada has been a major supplier of construction lumber to the United States. At the peak of the market, Canada supplied over 35% of the construction lumber used in our country with more than half coming from British Columbia. However, British Columbia has suffered a catastrophic mountain pine beetle infestation that has destroyed millions of acres of timberland. With a significant loss of their annual harvest, lumber produced in this region will decline in the coming years. Eastern Canadian provinces have also reduced their annual allowable harvest to help manage those forests on a sustained basis.

These structural shifts will result in a 7% to 15% reduction in North American lumber production. To put that in perspective, a 10% reduction is enough lumber to build 400,000 homes.

At the same time, we're seeing increasing demand for U.S. sawlogs and North American lumber from China. Log and lumber exports to China have grown rapidly over the last four years and now represent a demand source that is equivalent to enough lumber to build 200,000 homes.

We continue to explore opportunities to use our lower-value pulpwood as a source of renewable energy. We entered into a supply agreement with Drax, one of the UK's largest energy producers, to provide wood fiber that will be converted to wood pellets and used as a renewable fuel to replace coal and reduce carbon emissions as mandated by the UK government. We are in the process of working on similar agreements to supply wood fiber to other European utilities.

These cyclical, fundamental and structural changes will significantly contribute to the company's cash flow. As a result, we expect the annual cash flow from our resources business will grow and reach new highs in the years to come.

So not only is your company well positioned today, but its future looks very bright. As the cash flow from our core resources business grows, we will direct our attention to growing your dividend. We strongly believe that the dividend is an important component of shareholder value delivery at Plum Creek. As these cash flows grow in the future, so should the dividend.

We continue to explore new and exciting opportunities to grow long-term shareholder value. We remain excited about our energy and natural resource business. The company continues to extract value from oil and gas, construction materials (sand, gravel and rock) and industrial minerals assets on our land. We have leased 625,000 acres for oil and gas exploration. Additionally, we've entered into more than 20 industrial mineral exploration agreements covering a total of 60,000 acres, which we anticipate will result in new leases during 2013. During the fourth quarter of 2012, we purchased mineral interests in four quarries located in South Carolina for $75 million. This is an attractive cash-accretive investment in a familiar natural resource asset.

The company continued to create value through the entitlement of some of our higher-value development lands. While these lands will be monetized over time as markets improve, we continue to manage these lands for timber production. The majority of our current entitlement activities continue to be in Florida and Georgia — markets we believe will be on the forefront of the real estate recovery due to favorable long-term demographics.

We've always taken "sustainability" seriously at Plum Creek. Our commitment to good stewardship of our assets is practiced every day. We continually invest in the productivity of our forests and plant more than 60 million trees each year. And we work with many organizations to protect water, wildlife and habitat as we manage our lands as working forests. Since the company was founded in 1989, we've partnered with organizations such as The Nature Conservancy and The Trust for Public Lands to achieve conservation outcomes on more than 1.4 million acres. We manage another 1.1 million of our acres under Habitat Conservation Plans (HCPs), which protect multiple threatened and endangered wildlife species while allowing the company to predictably manage our lands.

Looking ahead to 2013 and beyond, we remain very excited about the future prospects for your company. We are well positioned financially to take advantage of value-accretive growth opportunities that we find. Our strong, diversified and growing asset base will allow us to capitalize on the cyclical and structural changes that will positively impact our industry.

Our long-term success is built around some rather simple but key elements. Plum Creek is a pure-play timber investment with unmatched asset diversity. We invest in and sustainably manage our timberland assets for the benefit of future generations. Importantly, we have developed consistent, focused strategies for managing the company, none more important than disciplined capital allocation. Lastly, we have a track record of being innovative, never satisfied with what works today, and finding better solutions for tomorrow.

On behalf of employees and shareholders, I want to thank John Scully for his 20 years of dedicated service to Plum Creek as a member of our board of directors. He will retire following our May 2013 Annual Meeting of Stockholders. John's sage advice and counsel in addition to his loyalty and dedication will be missed.

None of our success would be possible without the hard work and dedication of our 1,200 employees — they make the difference. On behalf of each of them, I want to thank you, our shareholders, for your continued support.



RICK HOLLEY
Chief Executive Officer

"THESE CYCLICAL, FUNDAMENTAL AND STRUCTURAL CHANGES WILL SIGNIFICANTLY CONTRIBUTE TO THE COMPANY'S CASH FLOW. AS A RESULT, WE EXPECT THE ANNUAL CASH FLOW FROM OUR RESOURCES BUSINESS WILL GROW AND REACH NEW HIGHS IN THE YEARS TO COME."

2008 – 2012

SELECTED FIVE-YEAR FINANCIAL HIGHLIGHTS

$ in millions except per share amounts	**2012**	2011	2010	2009	2008
INCOME STATEMENT ITEMS					
Revenues	**$ 1,339**	$ 1,167	$ 1,190	$ 1,294	$ 1,614
Operating Income	**281**	275	297	299	328
Equity Earnings from Timberland Venture	**59**	56	57	55	15
Interest Expense (Note Payable to Timberland Venture)	**58**	58	58	58	14
Interest Expense (Debt Obligations to Unrelated Parties)	**82**	81	80	89	134
Income before Income Taxes [A]	**200**	192	203	205	206
Provision (Benefit) for Income Taxes	**(3)**	(1)	1	(31)	(27)
Income from Continuing Operations	**203**	193	202	236	233
Gain on Sale of Properties, net of tax	**–**	–	11	–	–
Net Income	**203**	193	213	236	233
NON CASH ITEMS					
Depreciation, Depletion, and Amortization [B]	**114**	96	96	109	135
Basis of Real Estate Sold	**138**	77	132	155	149
BALANCE SHEET ITEMS					
Total Assets	**4,384**	4,259	4,251	4,448	4,780
Total Debt Obligations (to Unrelated Parties) [C]	**2,172**	1,996	1,909	2,006	2,189
Note Payable to Timberland Venture (a Related Party)	**783**	783	783	783	783
EARNINGS PER SHARE (DILUTED)					
Income from Continuing Operations	**$ 1.25**	$ 1.19	$ 1.24	$ 1.44	$ 1.37
Net Income	**$ 1.25**	$ 1.19	$ 1.31	$ 1.44	$ 1.37
Dividends Declared per Share	**$ 1.68**	$ 1.68	$ 1.68	$ 1.68	$ 1.68
TIMBERLAND ACQUISITIONS					
Purchase Price	**$ 18**	$ 89	$ –	$ –	$ 119
Acres	**13,000**	59,000	–	–	147,000
Timberland Dispositions (Acres) [D]	**269,000**	185,000	258,000	297,000	314,000
Mineral Rights Acquired	**$ 76**	$ 12	$ –	$ –	$ –
Harvest Volume (in Million Tons)	**17.9**	15.8	15.4	15.8	19.6

A. Includes a $13 million loss in 2010, a $2 million loss in 2009, and an $11 million gain in 2008 on extinguishment of debt.

B. Includes a $10 million lumber manufacturing assets impairment loss in both 2009 and 2008.

C. Includes Timber Obligations accounted for as capital leases.

D. Timberland dispositions during 2008 do not include approximately 454,000 acres located in the Southern Resources Segment that were contributed to a timberland venture in exchange for an equity interest.

FORM 10-K

2012



PlumCreek

DISTRIBUTION OF ACREAGE

State	Acres	State	Acres
Alabama	109,000	North Carolina	4,000
Arkansas	720,000	Oklahoma	6,000
Florida	448,000	Oregon	383,000
Georgia	750,000	South Carolina	177,000
Louisiana	413,000	Texas	34,000
Maine	878,000	Vermont	86,000
Michigan	580,000	Washington	88,000
Mississippi	594,000	West Virginia	111,000
Montana	897,000	Wisconsin	76,000
New Hampshire	25,000	**Total**	**6,379,000**



BOARD OF DIRECTORS

John F. Morgan Sr.
CHAIRMAN OF THE BOARD
PLUM CREEK TIMBER COMPANY, INC.
OWNER
SOUTH COAST COMMERCIAL, LLC, A REAL ESTATE INVESTMENT FIRM

Rick R. Holley
CHIEF EXECUTIVE OFFICER
PLUM CREEK TIMBER COMPANY, INC.

Robin Josephs
FORMER MANAGING DIRECTOR
STARWOOD CAPITAL GROUP, A REAL ESTATE INVESTMENT FIRM

John G. McDonald
PROFESSOR OF FINANCE
STANFORD INVESTORS CHAIR, GRADUATE SCHOOL OF BUSINESS, STANFORD UNIVERSITY

Robert B. McLeod
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
NEWLAND COMMUNITIES, A NATIONAL DEVELOPER OF MASTER PLANNED COMMUNITIES

Marc F. Racicot
ATTORNEY

John H. Scully *
MANAGING DIRECTOR
SPO PARTNERS & CO., A PRIVATE INVESTMENT FIRM

Lawrence A. Selzer
PRESIDENT AND CHIEF EXECUTIVE OFFICER
THE CONSERVATION FUND, AN ENVIRONMENTAL NONPROFIT ORGANIZATION

Stephen C. Tobias
FORMER VICE CHAIRMAN AND CHIEF OPERATING OFFICER
NORFOLK SOUTHERN CORPORATION, A RAIL TRANSPORTATION COMPANY

Martin A. White
FORMER CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
MDU RESOURCES, INC., AN ENERGY AND NATURAL RESOURCES COMPANY

* RETIRES FROM THE BOARD MAY 7, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10239

PLUM CREEK TIMBER COMPANY, INC.
(Exact name of registrant as specified in its charter)

Organized in the State of Delaware

I.R.S. Employer Identification No. 91-1912863

999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096
Telephone: (206) 467-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates based on the closing sales price on June 30, 2012, was $6,386,084,358. For this calculation, all executive officers, directors and stockholders owning more than 5% of the outstanding common stock have been deemed affiliates. Such determination should not be deemed an admission that such executive officers, directors and stockholders are, in fact, affiliates of the registrant.

The number of outstanding shares of the registrant's common stock, as of February 15, 2013 was 162,328,320.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10–K (e.g., Part I, Part II, etc.) into which the document is incorporated:

Portions of the Proxy Statement for registrant's 2013 Annual Meeting of Shareholders to be held on May 7, 2013, are incorporated by reference into Part III of this Annual Report on Form 10-K.

PLUM CREEK TIMBER COMPANY, INC.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2012

TABLE OF CONTENTS

Note: except for the certifications of Messrs. Rick R. Holley and David W. Lambert, the exhibits to Plum Creek's Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission, are not included with this document. These items can be viewed with Plum Creek's Annual Report on Form 10-K on the Securities and Exchange Commission's website at www.sec.gov.

Part I

When we refer to "Plum Creek," "the company," "we," "us," or "our," we mean Plum Creek Timber Company, Inc. and its consolidated subsidiaries. References in Items 1 through 7A to Notes to Consolidated Financial Statements refer to the Notes to the Consolidated Financial Statements of Plum Creek Timber Company, Inc. included in Item 8 of this form.

ITEM 1. BUSINESS

Industry Overview

General

The timber industry possesses several unique characteristics that distinguish it from the broader paper and forest products industry. The timber industry, which consists primarily of timberland owners, provides raw material and conducts resource management activities for the paper and forest products industry, including the planting, fertilizing, thinning, and harvesting of trees and the marketing of logs. Logs are marketed and sold either as sawlogs to lumber and other wood products manufacturers or as pulplogs to pulp and paper manufacturers, producers of oriented strand board ("OSB"), and producers of wood pellets for use in bioenergy. Also, over time, timberlands may become more valuable for purposes other than growing timber. In these circumstances, timberlands may be sold to realize these values.

We believe timber is an attractive asset class for many reasons, including the following:

Renewable Resource. Timber is a growing and renewable resource that, when properly managed, increases in volume and value as it grows over time. Larger diameter trees command a higher price than smaller trees because they may be converted to higher value end-use products such as lumber and plywood.

Predictable and Improving Growth Rates. Predictable biological growth is an attractive feature of timberland assets because it contributes to predictable, long-term harvest planning. The development and application of comprehensive forest management practices continue to improve biological growth rates.

Harvest Flexibility. Timberland owners have some flexibility to increase their harvests when prices are high and decrease their harvests when prices are low, allowing timberland owners to maximize the long-term value of their growing resource base.

Supply and Demand Dynamics

There are six primary end-markets for most of the timber harvested in the United States: products used in new housing construction; products used in the repair and remodeling of existing housing; products for industrial uses; raw material for the manufacture of pulp and paper and OSB; wood fiber for energy production; and logs for export.

Supply. Timber supply can fluctuate based upon a variety of factors. The supply of timber is limited, to some extent, by the availability of timberlands. The availability of timberlands, in turn, is limited by several factors, including government restrictions relating to environmental regulation and land use and alternate uses such as agriculture. The large amounts of capital and length of time required to create new timberlands also limits timber supply.

Over the long-term, timber supply increases when modern forestry techniques increase productivity of timberlands and when some marginal agriculture lands revert to timberlands or are planted as forests for conservation purposes. In certain regional markets, log supply can expand when log imports increase relative to log exports.

Demand. The demand for timber is directly related to the underlying demand for pulp and paper products, lumber, panel and other wood related products. The demand for pulp and paper is largely driven by general macroeconomic conditions, including population growth, per-capita income levels, and industry capacity. The demand for lumber and manufactured wood products is affected primarily by the level of new residential construction activity, repair and remodeling activity and industrial demand, which, in turn, is impacted by changes in general economic and demographic factors, including population, interest rates for home mortgages and construction loans. The demand for United States timber is also impacted by the amounts of pulp and paper products, lumber, panel and other wood products that are imported into the United States. Significant factors determining the volume of products shipped into the United States by foreign producers are currency valuation shifts as well as tariffs and quotas. Demand for lumber and logs and the volume of products that are shipped from the United States (exports) are also impacted by macroeconomic conditions in foreign markets, primarily China, Canada, Japan and Mexico. In addition to these historically significant factors, the demand for timber may also be affected by emerging markets for wood-based biofuel and bioenergy.

Our Business

Plum Creek is one of the largest private landowners in the nation and the most geographically diverse. As of December 31, 2012, we owned 6.4 million acres of timberlands located in 19 states. Our objective is to maximize the long-term value of these assets. We analyze each timberland acre comprehensively to understand its highest-valued use. We realize these values in many different ways, including harvesting the trees, selling the timberland or converting our trees to lumber, plywood and other wood products.

Our timberlands are well diversified, not only geographically, but also by species mix and age distribution. Growth rates vary depending on species, location, age and forestry practices. We manage our timberlands in two business segments: the Northern Resources Segment, consisting of timberlands in Maine, Michigan, Montana, New Hampshire, Oregon, Vermont, Washington, West Virginia and Wisconsin; and the Southern Resources Segment, consisting of timberlands in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. In addition, our Other Segment includes our natural resource businesses that focus on opportunities for oil and natural gas production, rock and mineral extraction, wind power and communication and transportation rights of way. The Real Estate Segment comprises our sales of higher and better use timberlands (some of which are sold through our wholly-owned taxable REIT subsidiaries), and sales of non-strategic timberlands, including sales of large blocks of timberlands. Our Real Estate Segment includes development of certain properties, internally and through joint venture arrangements.

Our Manufactured Products Segment, also conducted through our wholly-owned taxable REIT subsidiaries, includes two lumber mills (of which one mill is curtailed until markets improve), two plywood mills, two medium density fiberboard ("MDF") production lines, one lumber remanufacturing facility in Idaho and one lumber remanufacturing facility in Montana (which is curtailed until markets improve). The Montana facilities, strategically located near our timberlands, convert logs to lumber, plywood and other wood products, and convert chips, sawdust and wood shavings to MDF.

Our Strategies for Growing Asset Value

Our strategies for growing asset value are guided by our disciplined focus to maximize the long-term value of our assets across our geographically diverse ownership. We seek to maximize the long-term value by managing our 6.4 million acres with the ultimate best use in mind. We strive to optimize our resource base through diligent resource management, disciplined acquisitions and dispositions and practicing environmentally responsible resource management.

Sustainable Resource Management. We grow the value of our core timber business by actively managing our timberlands. We view our core timber resource base as a renewable asset with substantial inherent value. We seek to manage our timberlands in a manner that optimizes the balance among current cash flows, the biological growth of our timber and prudent environmental management. Our management approach employs advanced forest management practices, including the use of a computerized timber inventory system, thinning and fertilization, and selective breeding to produce superior seedlings. Tree growth rates vary by region because of differences in weather, climate and soil conditions. Newly-planted seedlings take 20 to 30 years to reach harvest maturity in the Southern United States, 35 to 60 years in the Northwestern United States, 45 to 70 years in the Northeastern United States and 70 to 90 years in inland regions of the Western United States, depending on the desired product. Our goal is to harvest trees at their optimal value. We merchandise the tree to get the most value from each log segment, while meeting customer specifications.

Furthermore, as part of our business, we focus on realizing the maximum value for non-timber resources on our properties, including opportunities relating to rock and mineral extraction. Our strategy involves forming alliances with industry leaders to identify and pursue such opportunities.

Disciplined Acquisitions and Dispositions. We estimate that included in the company's 6.4 million acres of timberlands are approximately 850,000 acres of higher value timberlands that we expect to sell, exchange, and/or develop over the next fifteen years for recreational, conservation, commercial and residential purposes. Included within the 850,000 acres of higher value timberlands are approximately 650,000 acres we expect to sell for recreational uses, approximately 125,000 acres we expect to sell for conservation and approximately 75,000 acres that are identified as having development potential. In addition, the company identified approximately 300,000 acres of non-strategic timberlands, which are expected to be sold in smaller acreage transactions over the near and medium term. In the meantime, all of our timberlands will continue to be managed productively in our business of growing and selling timber. Some of our real estate activities, including our real estate development business, are conducted through our wholly-owned taxable REIT subsidiaries.

We may sell or exchange timberlands that have high environmental or other public values and reinvest in timberlands that are more suitable for commercial timber management. In addition, we may sell conservation easements that limit development rights, but ensure that the timberlands will be maintained as a working forest in perpetuity. We may also sell or exchange timberlands that are less strategic to the company to other forest products companies or non-industrial investors.

Our disciplined acquisition and disposition strategy has allowed us to expand and diversify our timberland holdings. In 1989, our timber holdings were 1.4 million acres compared to 6.4 million acres at December 31, 2012. This growth through acquisitions has enhanced our operating flexibility and reduced our exposure to regional timber market fluctuations. We expect that any future acquisitions of timberland would be in or near one or more of the timber producing areas of the United States, including, but not limited to, in or near states in which we currently own timberlands.

Environmentally Responsible Resource Management. We believe that environmentally sound management practices contribute to our growth in value by providing greater predictability in the management of our assets. We follow the principles of the Sustainable Forestry Initiative® program ("SFI℠") which are aimed at the sound management of all natural resources, including soils, air, watersheds, fisheries and wildlife habitats. These principles are reflected in our habitat planning efforts. We currently have three major conservation agreements under which we manage approximately 1.1 million acres of our timberlands. Our forestry practices on all of our timberlands have been independently audited and certified under the SFI℠ program. Our manufacturing business follows a set of internally developed environmental principles. See "Federal and State Regulations" below.

Segment Information

Certain financial information for each business segment is included in Note 20 of the Notes to Consolidated Financial Statements and is incorporated herein by reference.

Northern Resources Segment

As of December 31, 2012, the Northern Resources Segment encompassed approximately 3.1 million acres of timberlands in Maine, Michigan, Montana, New Hampshire, Oregon, Vermont, Washington, West Virginia and Wisconsin, and contained an estimated 101 million tons of standing timber, including approximately 29 million tons of standing timber in the states of Washington and Oregon. Consistent with industry practices, Plum Creek's estimated inventory of standing timber includes deductions for defects. Furthermore, Plum Creek's estimated inventory includes volumes in environmentally sensitive areas, where we defer harvest until conditions permit the removal of trees without adversely affecting the environment. For a description of how we estimate tons of standing timber, see the section ("Resource Management and Environmental Stewardship") below.

Timber harvested in the Northern Resources Segment is sold predominately as delivered logs to domestic mills and, in Montana, is also used in our manufacturing facilities. Competitors in the domestic log market include the United States Forest Service, the Bureau of Land Management, the Bureau of Indian Affairs, the British Columbia Ministry of

Forests, and numerous private individuals, domestic and foreign industrial timberland owners, and state agencies located in the regions in which we operate. In the Northern Resources Segment, domestic wood and fiber consuming facilities tend to purchase raw materials within a 200-mile radius due to transportation costs. Competitive factors within a market area generally will include price, species, grade, quality, proximity to wood consuming facilities and the ability to consistently meet customer requirements. We compete based on price, on our reputation as a stable and consistent supplier of well-merchandised, high-quality logs, on our status as a Sustainable Forestry Initiative® certified supplier, and on our ability to maintain qualified independent logging and hauling contractors.

The Northern Resources Segment has several long-term (i.e. greater than 1 year) log supply agreements, under which we sell approximately 30% of our total volume. In general, the agreements require us to supply a specified volume of sawlogs or pulpwood to certain manufacturing facilities in the U.S. Our supply agreements reflect a market-based sales price. The terms of each agreement require sales price to be updated periodically, generally on a quarterly basis. Substantially all of the supply agreements use one or more of the following market indicators to determine the selling price:

- Average log prices for similarly situated regional customers (excluding the supply agreement customer) realized by Plum Creek over a defined time period;
- Average log prices from other log suppliers paid by the log supply agreement customer over a defined time period; and/or
- Negotiated base market price that is adjusted each period using published composite indexes.

During 2012, approximately 4% of the sawlogs and 57% of the pulpwood harvested in our Northern Resources Segment was sold pursuant to these long-term supply agreements. We expect these percentages to be approximately 4% of sawlogs and 62% of pulpwood during 2013. The volume commitments under these supply agreements may restrict our ability to sell timberlands in certain areas within our Northern Resources Segment, but also provide us stable demand.

Southern Resources Segment

As of December 31, 2012, the Southern Resources Segment consisted of approximately 3.3 million acres of timberlands (including approximately 224,000 acres of leased land) located in the states of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas, and contained an estimated 149 million tons of standing timber. This estimate includes volume related to a timber deed acquired in 2012. Consistent with industry practices, Plum Creek's estimated inventory of standing timber includes deductions for defects. Furthermore, Plum Creek's estimated inventory includes volumes in environmentally sensitive areas, where we defer harvest until conditions permit the removal of trees without adversely affecting the environment. For a description of how we estimate tons of standing timber, see the section ("Resource Management and Environmental Stewardship") below.

Logs in the Southern Resources Segment are sold to third party mills producing a wide array of forest products, including manufacturers of lumber, plywood, OSB, and pulp and paper products. We compete with numerous private and industrial timberland owners as well as federal and state agencies across the Southern United States. Due to transportation costs, domestic wood and fiber consuming facilities in the Southern Resources Segment tend to purchase raw material within a 100-mile radius. Competitive factors within our Southern Resources Segment include price, species, grade, quality, proximity to wood consuming facilities and the ability to consistently meet customer requirements. We compete based on our reputation as a stable and consistent supplier of well-merchandised, high-quality logs, on price, on our status as a Sustainable Forestry Initiative® certified supplier, and on our ability to maintain qualified independent logging and hauling contractors. The Southern Resources Segment has a single customer, with multiple facilities, that represents 18% of its revenues. While not expected, the loss of this customer (all facilities) could have a significant impact on its operating income. The customer purchases sawlogs and pulpwood for facilities located across the Southern Resources Segment. These facilities produce lumber, plywood, OSB and pulp and paper products. The loss of an individual facility would not likely have a significant impact on operating income.

The Southern Resources Segment has several long-term (i.e. greater than 1 year) log supply agreements, under which we sell approximately 20% of our total volume. In general, the agreements require us to supply a specified volume of sawlogs or pulpwood to certain manufacturing facilities in the U.S. Our supply agreements reflect a market-based sales price. The terms of each agreement require sales price to be updated periodically, generally on a quarterly basis.

Substantially all of the supply agreements use one or more of the following market indicators to determine the selling price:

- Average log prices for similarly situated regional customers (excluding the supply agreement customer) realized by Plum Creek over a defined time period;
- Average log prices from other log suppliers paid by the log supply agreement customer over a defined time period; and/or
- Negotiated base market price that is adjusted each period using published composite indexes.

During 2012, approximately 18% of the sawlogs and 19% of the pulpwood harvested in our Southern Resources Segment was sold pursuant to these long-term supply agreements. We expect these percentages to be approximately 17% of sawlogs and 20% of pulpwood during 2013. The volume commitments under these supply agreements may restrict our ability to sell timberlands in certain areas within our Southern Resources Segment, but also provide us stable demand.

Real Estate Segment

In our Real Estate Segment, we compete with numerous sellers of entitled and unentitled land in hundreds of local markets. Buyers of our timberlands range from individuals purchasing small parcels to large investors looking to own and/or manage large blocks of commercial timberlands. Until a parcel of land is sold, all of our timberlands are managed productively in our business of growing and selling timber. Some of our real estate activities, including our real estate development business, are conducted through our wholly-owned taxable REIT subsidiaries.

The timing of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability of buyers to obtain financing, the ability to obtain entitlements, the number of competing properties listed for sale, the seasonal nature of sales (particularly in the northern states), the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities, and the availability of government and not-for-profit funding (especially for conservation sales). Also, in any period the price per acre will vary based on the location and physical characteristics of the parcels sold.

Higher Value Timberlands. We review our timberlands to identify properties that may have higher values other than as commercial timberlands. Included in our 6.4 million acres are approximately 850,000 acres of higher value timberlands that we expect to sell, exchange, and/or develop over the next fifteen years for recreational, conservation or residential purposes. Included within the 850,000 acres of higher value timberlands are approximately 650,000 acres we expect to sell for recreational uses, approximately 125,000 acres we expect to sell for conservation and approximately 75,000 acres that are identified as having development potential.

The 75,000 acres identified as having development potential are expected to be developed internally or through third-party arrangements over the next fifteen to twenty years. Projects developed internally by the company will generally be low-intensity development limited to activities associated with obtaining entitlements. For larger and more complicated projects, it is our intent to sell to, or enter into joint venture arrangements with leading land developers. In the near term, we are focused on several industrial projects, whereas, the development of residential properties will be delayed as a result of a weak housing environment.

Non-Strategic Timberlands. We will make other opportunistic sales of our timberlands. These transactions may involve selling timberlands located in areas where we would like to reduce our market presence, timberlands with lower than average productivity characteristics, or timberlands that can be sold at a price exceeding our value of holding and operating as commercial timberland. We consider these timberlands non-strategic and may sell them in either large or small acreage transactions.

We have approximately 300,000 acres of non-strategic timberlands, which we expect to sell in smaller acreage transactions over the near and medium term ("small non-strategic"). In addition to these 300,000 acres, we make sales of timberlands in larger acreage transactions to commercial timberland buyers as opportunities arise ("large non-strategic"). Demand for larger acreage parcels has remained strong and we have received good values for sales during recent years. During 2012, we sold 186,000 of large non-strategic acres in three transactions for $209 million and

48,500 of large non-strategic acres for $103 million during 2011. The majority of the acreage sold in 2012 was in lower value regions compared to the land sold during 2011.

Manufactured Products Segment

Lumber. We produce a diverse line of softwood lumber products, including common, select and edge-glued boards, studs and finger-jointed studs. Lumber products manufactured in our western Montana pine board sawmill and remanufacturing facility in Idaho are targeted to domestic lumber retailers, such as retail home centers for use in repair and remodeling projects. Lumber products from our Montana studmill and finger-joint stud remanufacturing plant are targeted to contractor distribution yards for use in home construction. Both pine board and stud lumber products are also sold to stocking distributors who serve a wide variety of end uses. In June 2009, we curtailed both the studmill and the finger-joint stud remanufacturing plant, but maintain both of these facilities in a state of readiness to resume production when lumber market conditions improve.

Competition in our lumber markets is based on price and quality and, to a lesser extent, the ability to meet delivery requirements on a consistent long-term basis and to provide specialized customer service. We compete in domestic lumber markets with many United States, Canadian and European producers. Canadian lumber producers have a significant position in the United States market due to their lower wood fiber costs. Competition from European lumber producers varies from year to year and is significantly impacted by alternative international wood markets and changes in both currency exchange rates and ocean freight rates. The lumber market is also subject to competition from substitute products, such as products made from engineered wood composites, fiber/cement composites, plastics and steel.

Our lumber and plywood mills produce residual wood chips, sawdust and planer shavings as by-products of the conversion of logs into finished products. The wood chips are sold to regional paper and pulp mills or used in our MDF facilities, which also consume wood chips, sawdust and shavings.

Plywood. Our two plywood plants in western Montana produce high-grade softwood plywood that we sell primarily into domestic specialized industrial markets (boat, recreational vehicle and transportation end-uses) and commercial markets (concrete forming overlay products). Our plywood products are generally of higher quality than commodity construction grade products and generally command higher prices in these specialty markets. While some plywood products are sold directly to large industrial customers, the majority is sold via stocking wholesale distributors. During 2012, we sold approximately 7% of our plywood in Canada. See "*Lumber*" above for a discussion of residual by-products.

Competition within the plywood market is based primarily on price and quality and, to a lesser extent, the ability to offer a full line of products and meet delivery requirements on a consistent, long-term basis. The domestic plywood market is characterized by numerous large and small producers and is also subject to competition from oriented strand board (OSB), a less expensive structural wood panel used primarily in new residential construction markets. Due to its low cost, OSB accounts for approximately 60% of North American structural panel production. To improve operating performance, some commodity plywood manufacturers have refocused their products toward the specialty plywood market, resulting in increased competition in the markets we serve. We expect to remain competitive due to our strong customer base, supply of superior quality timber and reputation for high-quality products.

Medium Density Fiberboard. Our MDF facilities in western Montana supply high-quality MDF to a wide range of customers throughout North America. Some of the more common uses for our MDF include furniture and cabinet components, architectural moldings, doors, store fixtures, core material for hardwood plywood, face material for softwood plywood, commercial wall paneling and substrate for laminate flooring. During 2012, we sold approximately 8% and 4% of our MDF in Canada and Mexico, respectively.

Outside North America, the MDF industry has undergone dramatic growth in terms of productive capacity and demand for its products over the past several years. Manufacturers compete on a global scale on the basis of price, quality, service and the availability of specialty products. Additionally, MDF is a ready substitute for solid wood, hardboard and hardwood plywood in specific applications. Competition in the North American MDF industry will continue to be influenced by imports from New Zealand, Asia and South America. In addition, the continuing shift of end product production to offshore manufacturing, as has been seen with certain types of furniture from China and moldings from

South America, continues to negatively impact the North American MDF industry. Recently, a weak U.S. dollar along with stronger markets in select Asian and European countries has moderated the impact of imports on U.S. MDF producers.

Raw Materials. Our lumber and plywood facilities obtain approximately half of their logs from our Montana timberlands. Our timberlands currently supply high-quality logs and preferred timber species to our lumber and plywood facilities, although future harvest levels on our Montana timberlands are expected to decline modestly. Also, over time the average log size will decline due to past harvest and growth patterns.

Our lumber and plywood facilities have purchased and will continue to source stumpage and logs from external suppliers, primarily the United States Forest Service, Bureau of Indian Affairs, and state and private timberland owners. We expect to increase purchases of logs from external sources as harvest levels on our Montana timberlands decline. Timberland harvest levels in and around Montana over the last several years have been declining, and we may experience a reduction in total future log supply which could impact manufacturing facility production or operating rates. The geographic area from which our lumber and plywood facilities obtain logs may expand or contract from year to year as the cost of logs and value of manufactured products fluctuates. (For further discussion of other timber supply issues, see "Federal and State Regulations" below). Our MDF facilities have a consistent supply of chips, sawdust and wood shavings from internal and external sources. However, as a result of declining residual by-products due to lower lumber and plywood production near our MDF facilities, we have had to expand the area in which we purchase chips, sawdust and wood shavings. This has resulted in longer hauling distances and higher raw material costs. Future MDF wood fiber sourcing is expected to also include a portion of pulpwood processed into wood chips. Both MDF and plywood use large quantities of resins, which are procured from a reliable supplier. Our lumber remanufacturing facility (the Idaho pine board plant) obtains approximately 20% of its lumber raw materials from our Plum Creek pine board sawmill. The remainder has been procured from third-party suppliers.

Competition. Markets for manufactured forest products are highly competitive in terms of price and quality. Also, wood products are subject to increasing competition from a variety of substitutes, including non-wood and engineered wood products as well as import competition from other worldwide suppliers. We believe we can compete effectively because of our extensive private timber inventory, our reputation for environmentally responsible forestry, which has positioned us to meet regulatory challenges on a cost-effective basis, our reputation as a dependable, long-term supplier of quality products, our innovative approach to providing high-quality, value-added products to various retail and industrial niche markets and the integration of our timberlands with efficient manufacturing processes.

Other Segment - Natural Resources

We focus on realizing the maximum value potential of our extensive property ownership, including opportunities for oil and natural gas production, rock and mineral extraction and wind power development, along with communication and transportation rights of way. This segment consists of natural resource products and markets subject to widely varying forms and levels of competition. Our strategy involves forming alliances with industry leaders to identify, develop and sometimes acquire producing natural resources properties and mineral rights. We currently receive royalty revenue from the extraction of oil, natural gas, aggregates and other minerals, and wind leases from our ownership. Additionally, we receive payments in exchange for granting oil and gas exploration rights and communication and transportation rights of way.

We continue to evaluate a wide variety of non-timber natural resource opportunities including the acquisition of natural resource properties and mineral rights. We expect to continue to negotiate royalty arrangements and leases to capture the maximum value for our non-timber natural resources assets. Some of these activities are conducted through our wholly-owned taxable REIT subsidiaries.

Resource Management and Environmental Stewardship

Resource Management

We view our timberlands as assets with substantial inherent value and strive to manage them in an economically prudent and environmentally responsible manner to enhance their value. We seek to enhance value by improving the productivity of our forests, controlling harvesting costs, and sorting and merchandising logs to obtain their highest value.

Timberland Operations. We use different management techniques in each of our regions, employing a variety of the most cost effective silvicultural methods available. We expect timber growth rates on our timberlands to continue to improve over time as a result of genetic advances in seedlings and forest management practices such as thinning, competition control, and fertilization.

Technology and forest management advances have increased growth rates, resulting in trees reaching economic maturity at earlier ages. We believe our focus on active forest management practices will enhance forest productivity and increase the value of our timberlands over time.

Value can be enhanced on younger timber stands through thinning operations. Value increases as trees grow and add wood volume. Thinning a timber stand enables the healthier and potentially more valuable trees to grow more rapidly. As trees grow larger, they can be used in higher value applications such as high-grade lumber, plywood, and furniture.

Advanced silvicultural techniques enhance the growth and value of our timberlands, including the use of trees that are bred specifically for growth, quality and disease resistant traits, application of fertilizers, plant competition control, and pre-commercial thinning to improve tree growth. These treatments improve the growth of the forests, enhance the quality of the wood grown and reduce future harvesting costs.

To improve the productivity of our timberlands, our approach is to ensure that acres harvested are promptly reforested. Based on the geographic and climatic conditions of the harvest site, harvested areas may be planted or regenerated naturally by leaving mature trees to reseed the area. Natural regeneration methods are used on a substantial portion of our timberlands in the Northern Resources Segment. In the Southern Resources Segment, substantially all reforestation is done by planting.

Timber Inventory. Estimation of our standing timber inventory is guided by a set of policies and procedures. Timber volume data is determined through a process generally referred to as a "timber cruise," whereby volume on a timber stand is statistically estimated based on field measurements of the number of trees, tree height and tree diameter for sample areas. We perform timber cruises on a portion of our timberlands each year. To estimate existing volume for stands that have not been cruised in the current year, we either use prior cruise data and growth models to estimate the current inventory, or we apply current cruise data from a portion of our timberlands to stands of similar species, age class and land productivity profile. The key inputs in this process are growth models and volume formulas used to translate height and diameter information to volume measurements. Our timber inventory estimates are updated to account for harvesting activities, timberland acquisitions and divestitures, biological growth, new timber cruise data and natural disturbances (e.g. fire, disease, or weather events), among other factors.

We believe that our inventory estimation process is consistent with general industry practices. In addition, our process is reviewed by external foresters in connection with our sustainability certification under the Sustainable Forestry Initiative® standard, and the results of this review confirm that our approach is generally consistent with industry practice.

Timber Loss. Forests are subject to a number of natural hazards, including damage by fire, hurricanes, insects and disease. Changes in global climate conditions may intensify these natural hazards. Severe weather conditions and other natural disasters can also reduce the productivity of timberlands and disrupt the harvesting and delivery of forest products. While damage from natural causes is typically localized and would normally affect only a small portion of our timberlands at any one time, these hazards are unpredictable and losses might not be so limited. The size and diversity of our timberlands, together with our active forest management, should help to minimize these risks. Consistent with the practices of other large timber companies, we do not maintain insurance against loss of standing timber on our timberlands due to natural disasters, but we do maintain insurance for loss of already harvested logs at our manufacturing facilities due to fire and other significant occurrences.

Environmental Stewardship

We practice environmentally responsible resource management. We adhere to the philosophy that environmentally sound management practices contribute to the company's growth in value by providing greater predictability in the management of its natural resource assets. We follow the principles and objectives of the Sustainable Forestry Initiative® program ("SFI℠"), which sets forth a comprehensive approach to responsible forest stewardship. Our forestry practices on all of our timberlands have been independently audited and certified under the SFI℠program. The SFI℠ program principles, which can be found on the company's website at *www.plumcreek.com*, are designed to ensure that forest management is integrated with the conservation of soil, air and water resources, wildlife and fish habitat, and aesthetics.

Consistent with these principles, we have actively engaged in habitat conservation planning. The habitats of hundreds of species are protected by several agreements, including numerous species listed as threatened or endangered under the Endangered Species Act. These Habitat Conservation Plans ("HCPs") are as follows:

Habitat Conservation Agreement	Protects	State	Acres (millions)
Central Cascades HCP	315 species	Washington	0.1
Native Fish HCP	5 species of trout and salmon	Montana	0.9
Karner Blue Butterfly HCP	Karner Blue Butterfly	Wisconsin	0.1

Seasonal Effects

Log sales volumes from our Northern Resources Segment are typically at their lowest point in the second quarter of each year when warming weather thaws and softens roadbeds, thus restricting access to logging sites. Log sales volumes from our Southern Resources Segment are generally at their lowest point during the first quarter of each year, as winter rains limit operations.

Demand for manufactured products is generally lowest in the winter quarter when activity in construction markets is slower, and higher in the spring, summer and fall quarters when construction activity increases. Working capital varies with seasonal fluctuations.

Timberland sales activity in the northern states is typically at its lowest point in the late fall and winter months when access to the properties is limited due to winter weather.

Federal and State Regulations

General Environmental Regulation

Our operations are subject to federal, state and local environmental laws and regulations, including laws relating to water, air, solid waste and hazardous substances and the requirements of the Federal Occupational Safety and Health Act and comparable state statutes relating to the health and safety of our employees. Although we believe that we are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties, and liabilities, including those relating to claims for damages to property or natural resources, resulting from our operations. We maintain environmental and safety compliance programs and conduct regular internal and independent third-party audits of our facilities and timberlands to monitor compliance with these laws and regulations.

We also expect legislative and regulatory developments in the area of climate change to address carbon dioxide emissions and renewable energy and fuel standards. It is unclear as of this date how any such developments will affect our business. Enactment of new environmental laws or regulations, or changes in existing laws or regulations or the interpretation of these laws or regulations, might require significant expenditures.

Endangered Species

The Endangered Species Act protects species threatened with possible extinction. A number of species indigenous to our timberlands have been listed as threatened or endangered or have been proposed for one or the other status under the Endangered Species Act. As a result, our activities in or adjacent to the habitat of these species may be subject to restrictions on the harvesting of timber, reforestation activities and the construction and use of roads.

We have received incidental take permits pursuant to our Habitat Conservation Plans from the U.S. Fish and Wildlife Service that in total cover our forest management on 1.1 million acres in the Northern Resources Segment as of December 31, 2012. As required by the Endangered Species Act, we prepared Habitat Conservation Plans that will govern our management activities on the timberlands covered by the plans in these regions during their respective terms. The Habitat Conservation Plans require us to maintain certain levels of wildlife and fish habitat, and to take numerous other mitigation measures, including the protection of riparian areas. With the implementation of these mitigation measures, we are authorized to conduct forestry practices that are consistent with the conservation plans, even though they may have an adverse impact on the habitat of listed species covered by the plans.

Although the Habitat Conservation Plans have been implemented and are functioning as expected, there can be no assurance that they will remain in force or be sufficient to protect us against subsequent changes to the Endangered Species Act. Nor can there be any assurance that the Habitat Conservation Plans, individually or collectively, will be sufficient to protect us against the listing of additional species, or against changes to other applicable laws and regulations. Any of these changes could materially and adversely affect our operations.

Clean Water

The Clean Water Act and comparable state laws, regulations and best management practices programs protect water quality. As a result, our resource management activities adjacent to rivers and streams as well as the point source discharges from our manufacturing facilities are subject to strict regulation. Most silvicultural activities are defined by regulation to be "non-point sources" and thus do not require federal permits from the Environmental Protection Agency, but rather are subject to state regulation and best management practices programs. Recent litigation, however, has challenged this silvicultural exemption under the Clean Water Act. Accordingly, there can be no assurance that our forest management activities will not be subject to increased regulation under the Clean Water Act in the future. Refer to Part II, Item 7, Events and Trends Affecting Operating Results, *Clean Water Act - Ninth Circuit Ruling* for further discussion of this litigation.

At this time, we believe that federal and state laws and regulations related to the protection of endangered species and clean water will not have a material adverse effect on our financial position, results of operations or liquidity. We anticipate, however, that increasingly strict laws and regulations relating to the environment, natural resources and forestry operations, as well as increased social concern over environmental issues, may result in additional restrictions on us leading to increased costs, additional capital expenditures and reduced operating flexibility. We believe that our experience provides us a relative competitive advantage in managing environmental risks.

Timberlands

Our forest practices are and will in the future be subject to specialized statutes and regulations in the states where we operate. Many of these states have enacted laws that regulate forestry operations, such as growing, harvesting and processing activities on timberlands. Among other requirements, these laws impose some reforestation obligations on the owners of timberlands. Several states require prior notification before beginning harvesting activities. A number of states require a regulatory review taking from 15 to 30 days or more prior to harvesting, depending upon the environmental and other sensitivities of the proposed activity. Other state laws and regulations control the following activities: slash burning and harvesting during fire hazard periods; activities that affect water sources or are in proximity to inland shorelines; activities that affect water quality; and some grading and road construction activities.

Encumbrances

Under the terms of our debt agreements, we have agreed not to pledge, assign or transfer timberlands, except under limited circumstances.

We hold fee title to almost all of our timberlands, with approximately 4% held as leasehold interests. Furthermore, there are no material liens or mortgages of any kind on our timberlands. The title to our timberlands does not always include the related hard rock mineral interests or oil and gas rights. Title to the timberlands is subject to presently existing easements, rights of way, flowage and flooding rights, servitudes, hunting and other leases, licenses and permits, none of which materially adversely affect the value of the timberlands or materially restrict the harvesting of timber or other operations.

Employees

As of December 31, 2012, we had 639 salaried and 584 non-union hourly employees. We believe that our employee relations are good. Our wage scale and benefits are generally competitive with other forest products companies. The planting of tree seedlings and the harvesting and delivery of logs are conducted by independent contractors.

Certain Corporate Governance and Other Available Information

The company maintains a code of ethics entitled the *Plum Creek Code of Conduct*, which applies to each director and to all of the company's employees including the principal executive officer, the principal financial officer and the principal accounting officer. In addition, each committee of the company's board of directors is governed by a charter. The *Plum Creek Code of Conduct* and the governing charters of the Audit, Compensation, and Corporate Governance and Nominating committees, along with the company's Corporate Governance Guidelines, can be found in the "Corporate Governance" section of the company's website accessible to the public at *www.plumcreek.com.* To find this section, click on the "Investors" link and then the "Corporate Governance" link. The company will post any amendments to, or waivers from, a provision of the *Plum Creek Code of Conduct* (to the extent applicable to any director or any of the company's executive officers, including the principal executive officer, principal financial officer or principal accounting officer) at this location on its website. The company will also post to its website the name of any director who simultaneously serves on the audit committee of more than three public companies, along with the Board's determination that such service would not impair any such director's ability to serve on the company's audit committee. In addition to these documents, the company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and reports concerning transactions in the company's stock by directors and certain officers of the company, and any amendments to those reports, can also be found on our website by first clicking the "Investors" link, then the "Financial Publications" link and finally the "SEC Filings" link. Copies of any of these documents may be obtained free of charge through our website or by contacting the company's Investor Relations Department at 999 Third Avenue, Suite 4300, Seattle, Washington 98104, or by calling (206) 467-3600.

ITEM 1A. RISK FACTORS

Business and Operating Risks

The Cyclical Nature of Our Business Could Adversely Affect Our Results of Operations

Our results of operations are affected by the cyclical nature of the economy, the forest products industry and real estate markets. Historical prices for logs, land and manufactured wood products have been volatile, and we have limited direct influence over the time and extent of price changes. The demand for logs and wood products is affected primarily by the level of new residential construction activity and, to a lesser extent, repair and remodeling activity and other industrial uses. The demand for logs is also affected by the demand for wood chips in the pulp and paper and engineered wood products markets. These activities are, in turn, subject to fluctuations due to, among other factors:

- changes in domestic and international economic conditions;
- interest rates;
- population growth and changing demographics; and
- seasonal weather cycles (e.g., dry summers, wet winters).

Decreases in the level of residential construction activity generally reduce demand for logs and wood products. This results in lower revenues, profits and cash flows. In addition, industry-wide increases in the supply of logs and wood products during favorable price environments can also lead to downward pressure on prices. Timber owners generally increase production volumes for logs and wood products during favorable price environments. Such increased production, however, when coupled with even modest declines in demand for these products in general, could lead to oversupply and lower prices.

Our results of operations may also be subject to global economic changes as global supplies of wood fiber and wood products shift in response to changing economic conditions. Changes in global economic conditions that could affect our results of operations include, but are not limited to, new timber supply sources and changes in currency exchange rates, foreign and domestic interest rates and foreign and domestic trade policies. In particular, the limited availability of credit is having a negative financial impact on potential buyers of our logs, manufactured forest products and timberland.

In addition, changes in our ability to sell or exchange non-strategic timberlands and timberland properties that have higher and better uses at attractive prices, or changes that adversely affect our ability to execute on certain real estate development activities conducted through our wholly-owned taxable REIT subsidiaries, could have a significant effect on our results of operations. We do not expect significant, if any, improvement in real estate prices or demand during 2013, and recovery to pre-2009 levels may take several years.

The following factors, among others, may adversely affect the timing and amount of our income generated by our timberland sales or our real estate development activities:

- general economic conditions;
- availability of funding for governmental agencies, developers, conservation organizations, individuals and others to purchase our timberlands for recreational, conservation, residential or other purposes;
- local real estate market conditions, such as oversupply of, or reduced demand for, properties sharing the same or similar characteristics as our timberlands;
- competition from other sellers of land and real estate developers;
- weather conditions or natural disasters having an adverse effect on our properties;
- relative illiquidity of real estate investments;
- changes in interest rates;
- impact of federal, state and local land use and environmental protection laws;
- changes in laws, regulations or the regulatory environment affecting tax, real estate and zoning;
- our ability to obtain all land use entitlements and other permits necessary for our development activities; or
- real estate markets and their impact on our ability or the ability of our partners to timely pursue our joint venture development strategy.

The Forest Products Industry is Highly Competitive

The forest products industry is highly competitive in terms of price and quality. Wood products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products. For example, plywood markets are subject to competition from oriented strand board, and U.S. lumber and log markets are subject to competition from other worldwide suppliers.

Historically, Canada has been a significant source of lumber for the U.S. market, particularly in the new home construction market. After years of trade disputes over Canadian lumber imports, the U.S. and Canada executed a definitive agreement establishing a system of tiered taxes and/or volume restrictions relating to Canadian lumber imports to the U.S. The agreement expires in 2015. Notwithstanding the signing of this agreement, there can be no assurance that it will at all times, or at any time, effectively create a fair trade environment. Therefore, downward pressure on domestic timber and lumber prices caused by Canadian imports could continue or increase.

Our Joint Ventures May Pose Unique Risks

We may participate in joint venture transactions from time to time, including but not limited to joint ventures involving the ownership and management of timberlands, and we may enter into other joint venture projects with similar or different structures and terms. Any joint venture involves risks including, but not limited to, the risk that one or more of our joint venture partners takes actions that are contrary to our agreed upon terms, our instructions to them or to our policies or objectives, any one of which could cause adverse consequences for us.

Our Cash Dividends are Not Guaranteed and May Fluctuate

We have elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code of 1986, as amended. Generally, REITs are required to distribute 90% of their taxable income. However, REITs are required to distribute only their ordinary taxable income and not their net capital gains income. Accordingly, we do not believe that we are required to distribute material amounts of cash given that substantially all of our taxable income is treated as capital gains income. To the extent capital gains income is not distributed to shareholders, a REIT would be subject to a 35% federal corporate income tax and applicable state income taxes on the undistributed capital gains income. In addition, the shareholders would be required to report their share of the retained capital gains income on their respective income tax returns, but would receive a refundable tax credit for their share of the tax paid at the corporate level.

Our Board of Directors, in its sole discretion, determines the amount of the quarterly dividends (including the determination of whether to retain net capital gains income) to be provided to our stockholders based on consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands, including those timberland properties that have higher and better uses. Consequently, our dividend levels may fluctuate.

We May Be Unsuccessful in Carrying Out Our Acquisition Strategy

We intend to pursue acquisitions of strategic timberland properties when market conditions warrant. As with any investment, our future acquisitions, if any, may not perform in accordance with our expectations. In addition, we anticipate financing such acquisitions through cash from operations, borrowings under our unsecured credit facilities, proceeds from equity or debt offerings (including offerings of limited partnership units by our operating partnership) or proceeds from asset dispositions, or any combination thereof. Our inability to finance future acquisitions on favorable terms or the failure of any acquisitions to conform to our expectations, could adversely affect our results of operations.

We Depend on External Sources of Capital for Future Growth

Our ability to finance growth is dependent to a significant degree on external sources of capital. Our ability to access such capital on favorable terms could be hampered by a number of factors, many of which are outside of our control, including, without limitation, a decline in general market conditions, decreased market liquidity, a downgrade to our public debt rating, increases in interest rates, an unfavorable market perception of our growth potential, a decrease in our current or estimated future earnings or a decrease in the market price of our common stock. In addition, our ability to access additional capital may also be limited by the terms of our existing indebtedness, which, among other things, restricts our incurrence of debt and the payment of dividends. Any of these factors, individually or in combination, could prevent us from being able to obtain the capital we require on terms that are acceptable to us, and the failure to obtain necessary capital could materially adversely affect our future growth.

Our Ability to Harvest and Deliver Timber May Be Subject to Limitations Which Could Adversely Affect Our Results of Operations

Our primary assets are our timberlands. Weather conditions, timber growth cycles, access limitations, availability of contract loggers and haulers, and regulations associated with the protection of wildlife and water resources may restrict our ability to harvest our timberlands. Other factors that may restrict our timber harvest include damage to our standing timber by fire or by insect infestation, disease, prolonged drought, flooding, severe weather and other natural disasters. Changes in global climate conditions could intensify one or more of these factors. Although damage from such causes usually is localized and affects only a limited percentage of standing timber, there can be no assurance that any damage affecting our timberlands will in fact be so limited. As is common in the forest products industry, we do not maintain insurance coverage for damage to our timberlands. Our revenues, net income and cash flow from operations are dependent to a significant extent on the pricing of our products and our continued ability to harvest timber at adequate levels. Therefore, if we were to be restricted from harvesting on a significant portion of our timberlands for a prolonged period of time, or if material damage to a significant portion of our standing timber were to occur, then we could suffer an adverse impact to our results of operations.

Activities Conducted on Our Timberlands and in Our Manufacturing Facilities Are Subject to Federal and State Environmental Laws and Regulations

Laws, regulations and related judicial decisions and administrative interpretations affecting our business are subject to change, and new laws and regulations that may affect our business are frequently enacted. These changes may adversely affect our ability to harvest and sell timber, operate our manufacturing facilities, remediate contaminated properties and/or develop real estate. These laws and regulations relate to, among other things, the protection of timberlands, endangered species, timber harvesting practices, recreation and aesthetics and the protection and restoration of natural resources, air and water quality. Over time, the complexity and stringency of these laws and regulations have increased, and the enforcement of these laws and regulations has intensified.

We are subject to regulation under, among other laws, the Clean Air Act, the Clean Water Act ("CWA"), the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980 and the Endangered Species Act, as well as comparable state laws and regulations. Any violation of these and similar environmental laws and related rules and regulations that apply to our operations could result in significant civil penalties and remediation expenses, along with potential injunctions, cease and desist orders and criminal penalties.

We engage directly in the following activities that are subject to regulation:

- forestry activities, including harvesting, planting, herbicide and other silvicultural activities, and construction, use and maintenance of roads;
- the generation of air emissions;
- the discharge of industrial wastewater and storm water; and
- the generation and disposal of both hazardous and non-hazardous chemicals and materials.

Some environmental laws impose strict liability, rendering a person liable for environmental damage without regard to the person's negligence or fault. These laws or future legislation or administrative or judicial action with respect to protection of the environment may adversely affect our business or require significant expenditures.

We are occasionally involved in environmental management matters and proceedings related to our manufacturing operations, our manufactured products and our timberland and natural resources holdings. Our manufacturing processes use hazardous substances and generate pollutants. Accordingly, we may be subject to claims for product liability or negligence, including claims for personal injury or property damage alleged to have arisen out of the use of our products or the release of hazardous substances. Moreover, on some of our vast land holdings we may discover environmental contamination. To date, we have not incurred significant costs for any material liabilities relating to such matters.

The Endangered Species Act and comparable state laws protect species threatened with possible extinction. A number of species on our timberlands have been and in the future may be protected under these laws. Protection of threatened and endangered species may include restrictions on timber harvesting, road building and other forest practices on private, federal and state land containing the affected species.

The Clean Water Act ("CWA") regulates the direct and indirect discharge of pollutants into the waters of the United States. Under the CWA, it is unlawful to discharge any pollutant from a "point source" into U.S. navigable waters without a permit obtained under the Environmental Protection Agency's ("EPA") National Pollutant Discharge Elimination System ("NPDES") permit program. Historically, storm water from forest roads conveyed through ditches, culverts and channels were exempted by EPA rule from this permit requirement, leaving these sources of water discharge to state regulation. However, a federal circuit court decision has overturned this exemption. The U.S. Supreme Court recently reviewed that decision, and a ruling by the court is expected sometime in March or April 2013. In addition, legislation passed by Congress in late December 2011 temporarily stayed the circuit court's decision through September 30, 2012 by prohibiting the EPA from requiring NPDES permits for forest road point sources. In the event the U.S. Supreme Court upholds the circuit court's decision and Congress does not enact an effective and permanent legislative response, we may be subject to future regulation of forest road storm water runoff, which in turn may create a significant increase in operational and compliance costs for the company. For a more complete description of this matter, see our discussion under *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

In addition to the foregoing activities, we have leased some of our properties to third-party operators for the purpose of exploring, developing and producing oil and gas and rock and mineral extraction in exchange for fees and royalty payments. These activities involve drilling wells and are subject to federal, state and local laws and regulations. Some of these wells involve hydraulic fracturing, which is a process that creates a fracture extending from the well bore in a rock formation to enable gas or oil to move through the rock pores to a production well. Fractures are typically created through the injection of water, chemicals and sand into the rock formation. On some of our properties, these operations may create risk of environmental liabilities for any unlawful discharge of oil, gas or other chemicals into the air, soil or water. Generally, our lease arrangements provide that our third-party operators indemnify us against any such operating liability and that they maintain liability insurance. However, if for any reason our third-party operators do not indemnify us, or if liability insurance were not in effect, then it is possible that we could be responsible for costs associated with environmental liability caused by third-party operators. If that were to occur, such costs could have a material adverse effect on our financial condition and results of operations.

The Impacts of any Climate-Related Legislation or Regulation Remain Uncertain at This Time

There are several international, federal and state-level proposals addressing domestic and global climate issues. Generally, such proposals in the U.S. could impose regulation or taxation on the production of carbon dioxide and other "greenhouse gases" in an attempt to reduce emissions to the atmosphere, and provide tax and other incentives to produce and use more "clean energy." Any future legislative and regulatory activity in this area could, in some way, affect us, but it is unclear at this time whether any such impact would be positive, negative, or significant.

Changes in Transportation Availability or Costs

Our business depends on the availability of logging contractors and providers of transportation of wood products, and is materially affected by the cost of these service providers. Therefore, an increase in the cost of fuel could negatively impact our financial results by increasing the cost associated with logging activities and transportation services, and could also result in an overall reduction in the availability of these services.

Stock Ownership

Provisions in Our Certificate of Incorporation and Delaware Law May Prevent a Change in Control

Some provisions of our certificate of incorporation may discourage a third party from seeking to gain control of us. For example, the ownership limitations described in our certificate of incorporation could have the effect of delaying, deferring, or limiting a change of control in which holders of our common stock might receive a premium for their shares over the then prevailing market price. The following is a summary of provisions of our certificate of incorporation that may have this effect.

Ownership Limit. In order for us to maintain our qualification as a REIT, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code. For the purpose of preserving our REIT qualification, our certificate of incorporation prohibits ownership, either directly or under the applicable attribution rules of the Internal Revenue Code, of more than 9.8% of the lesser of the total number of shares of our common stock outstanding or the value of the outstanding shares of our common stock by any stockholder (the "Ownership Limit"). The Ownership Limit may have the effect of discouraging an acquisition of control of us without the approval of our Board of Directors.

The Ownership Limit in our certificate of incorporation also restricts the transfer of our common stock. For example, any transfer of our equity is null and void if the transfer would:

- result in any person owning, directly or indirectly, equity in excess of the Ownership Limit;
- result in our equity being owned, directly or indirectly, by fewer than 100 persons;
- result in us being "closely held" (as defined in the Internal Revenue Code);
- result in us failing to qualify as a "domestically controlled REIT" (as defined in the Internal Revenue Code); or
- otherwise cause us to fail to qualify as a REIT.

Preferred Stock. Our certificate of incorporation authorizes our Board of Directors to issue up to 75 million shares of preferred stock. Upon issuance, our Board of Directors will establish the preferences and rights for this preferred stock. These preferences and rights may include the right to elect additional directors. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us even if a change in control were in our stockholders' best interests.

Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in business transactions with a person or entity that owns 15% or more of our voting stock for a period of three years following the time such person or entity became an "interested stockholder" unless, prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in such person or entity becoming an interested stockholder. A business transaction may include mergers, asset sales and other transactions resulting in financial benefit to the person or entity that owns 15% or more of our voting stock.

Tax Risks

If We Fail to Qualify as a REIT, We Would Be Subject to Tax at Corporate Rates and Would Not Be Able to Deduct Dividends to Stockholders When Computing Our Taxable Income

If in any taxable year we fail to qualify as a REIT, unless we were entitled to relief under the Internal Revenue Code:

- we would be subject to federal and state income tax on our taxable income at regular corporate rates;
- we would not be allowed to deduct dividends to stockholders in computing our taxable income; and
- we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification.

If we fail to qualify as a REIT, we might need to borrow funds or liquidate some investments in order to pay the additional tax liability. Accordingly, funds available for investment or dividends to our stockholders would be reduced.

Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. Although we operate in a manner consistent with the REIT qualification rules, we cannot assure you that we are or will remain so qualified.

In addition, federal and state tax laws are constantly under review by persons involved in the legislative process, the Internal Revenue Service, the United States Department of the Treasury, and state taxing authorities. Changes to the tax law could adversely affect our stockholders. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders may be changed.

Certain of Our Business Activities are Potentially Subject to Prohibited Transactions Tax or Corporate-Level Income Tax

Under the Internal Revenue Code, REITs must generally engage in the ownership and management of income producing real estate. For Plum Creek, this generally includes owning and managing a timberland portfolio for the production and sale of standing timber. Accordingly, the manufacture and sale by us of wood products, the harvesting and sale of logs, and the development and/or sale of certain timberlands are conducted through one or more of our wholly-owned taxable REIT subsidiaries ("TRSs") because such activities could either generate non-qualifying REIT income or could constitute "prohibited transactions." Prohibited transactions are defined by the Internal Revenue Code generally to be sales or other dispositions of property to customers in the ordinary course of a trade or business. By conducting our business as described above we believe that we satisfy the REIT requirements of the Internal Revenue Code and should not be subject to the 100% tax that could be imposed if a REIT were to engage in a prohibited transaction. We may not always be successful, however, in limiting such activities to our TRSs. Therefore, we could be subject to the 100% prohibited transactions tax if such instances were to occur. The net income of our TRSs is subject to corporate-level income tax.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We believe that our timberlands and manufacturing facilities are suitable and adequate for current operations (see Item 1. "Business" for discussion of the location and description of properties and encumbrances related to the properties). We own and operate modern manufacturing facilities, reported as part of our Manufactured Products Segment, strategically located near our western Montana timberlands. The manufacturing facilities are maintained through on-going capital investments, regular maintenance and equipment upgrades. Additional information about our facilities by product line follows:

	Annual Capacity (in millions) [(A)]	**2012 Actual Production (in millions)** [(B)]
Lumber—board feet		
Columbia Falls, MT	80	70
Evergreen, MT	65	—
Evergreen, MT (Remanufacturing)	25	—
Meridian, ID (Remanufacturing)	70	58
Total Lumber Capacity	**240**	**128**
Plywood—square feet (3/8")		
Columbia Falls, MT	110	95
Evergreen, MT	110	103
Total Plywood Capacity	**220**	**198**
MDF—square feet (3/4")		
Columbia Falls, MT (Thick Line MDF)	145	86
Columbia Falls, MT (Thin Line MDF)	120	120
Total MDF Capacity	**265**	**206**

(A) Capacity represents the annual production capabilities of the facility under normal operating conditions and producing a normal product mix. Production volumes may vary due to several factors, including end-use market conditions, wood fiber supply and labor availability.

(B) Actual production in 2012 was lower than our historic operating levels as a result of the significant decline in demand for wood products caused by low U.S. housing starts and reflects the ongoing optimization of our facilities' production volumes to our expected longer term operating levels. During 2009, we curtailed production at our Evergreen, MT sawmill and remanufacturing facility.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings. There is no individual pending or threatened litigation involving the company that we believe would have a material adverse effect on the company's financial position, results of operations or liquidity. However, see Note 16 of the Notes to Consolidated Financial Statements.

Other Material Contingencies. The company's 2008 federal income tax return is currently being audited by the Internal Revenue Service ("IRS"). The IRS has indicated that it may propose an adjustment to the company's U.S. federal income tax treatment of the Timberland Venture formation transaction, which occurred on October 1, 2008, on the basis that the transfer of the timberlands to Southern Diversified Timber, LLC was a taxable transaction to the company at the time of the transfer rather than a nontaxable capital contribution to the Timberland Venture.

If the IRS were to take this position and if it were upheld on administrative or judicial appeal, it could result in a maximum built-in gains tax liability of approximately $100 million. In addition, the company could be required to accelerate the distribution to its stockholders of up to $600 million of gain from the transaction. The company expects that as much as 80% of any such distribution could be made with the company's common stock, and stockholders would be subject to tax on the distribution at the applicable capital gains tax rate. The company would also pay interest and penalties, if applicable. The company continues to discuss the transaction with the IRS.

We believe the transfer of the timberlands was a nontaxable contribution to the Timberland Venture and not a taxable transaction. We have not accrued income taxes for financial reporting purposes with respect to this matter and do not believe it is reasonably possible any material accrual will be made within the next year. We are confident in our position and believe that any proposed re-characterization of the Timberland Venture formation transaction by the IRS would ultimately be unsuccessful. We would intend to vigorously contest any re-characterization the IRS may assert.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

Executive Officers of the Registrant

Executive officers are elected annually at the first quarterly meeting of the Board of Directors following the annual meeting of stockholders.

Name	Age	Office [M]	Officer Since
Rick R. Holley [A]	61	Chief Executive Officer	1989
Thomas M. Lindquist [B]	52	President and Chief Operating Officer	2001
David W. Lambert [C]	52	Senior Vice President and Chief Financial Officer	2002
James A. Kilberg [D]	56	Senior Vice President, Real Estate	2003
James A. Kraft [E]	57	Senior Vice President, General Counsel and Secretary	1989
Larry D. Neilson [F]	53	Senior Vice President, Resources and Operations Support	2002
Russell S. Hagen [G]	47	Senior Vice President, Business Development	2006
David A. Brown [H]	58	Vice President and Chief Accounting Officer	2002
Barbara L. Crowe [I]	61	Vice President, Human Resources	1997
Joan K. Fitzmaurice [J]	55	Vice President, Communications, Sustainability and Audit	2002
Thomas G. Ray [K]	54	Vice President, Northwest Resources and Manufacturing	2008
Thomas M. Reed [L]	64	Vice President, Southern Resources	2003

(A) Served since February 2013 as Chief Executive Officer. From January 1994 to February 2013, Mr. Holley served as President and Chief Executive Officer. Mr. Holley was Vice President and Chief Financial Officer from April 1989 to December 1993.

(B) Served since February 2013 as President and Chief Operating Officer. From April 2007 to February 2013, Mr. Lindquist served as Executive Vice President and Chief Operating Officer and from December 2001 to March 2007 served as Executive Vice President.

(C) Served since August 2006 as Senior Vice President and Chief Financial Officer. From January 2006 to August 2006, Mr. Lambert served as Vice President, Business Development. Mr. Lambert was Vice President, Treasurer from January 2002 to January 2006, Director of Planning, Treasurer from June 1998 to January 2002 and Director of Finance and Treasurer from November 1994 to June 1998.

(D) Served since April 2006 as Senior Vice President, Real Estate. Mr. Kilberg previously served as Vice President, Land Management from January 2003 to March 2006.

(E) Served since January 2002 as Senior Vice President, General Counsel and Secretary. Mr. Kraft was Vice President, General Counsel and Secretary from April 1996 to January 2002, Vice President, Law from January 1994 to April 1996 and Vice President, Law and Corporate Affairs from April 1989 to December 1993.

(F) Served since September 2011 as Senior Vice President, Resources and Operations Support. From October 2005 to September 2011, Mr. Neilson served as Senior Vice President, Business Development. Mr. Neilson was Vice President, Real Estate from August 2002 to October 2005.

(G) Served since December 2011 as Senior Vice President, Business Development. From September 2011 to December 2011, Mr. Hagen served as Vice President, Business Development. From October 2006 to September 2011, Mr. Hagen served as Vice President, Real Estate Development. Mr. Hagen served as General Manager, Energy and Natural Resources from January 2002 to October 2006, Director, Financial Operations and Technology from December 1999 to January 2002 and Director, Financial Operations and Risk Management from April 1995 to December 1999.

(H) Served since February 2006 as Vice President and Chief Accounting Officer. Mr. Brown was Vice President, Controller (Chief Accounting Officer) from March 2004 to February 2006, Vice President, Controller from January 2002 to March 2004, Controller from November 1994 to January 2002 and Director of Planning from July 1994 to November 1994.

(I) Served since April 1997 as Vice President, Human Resources.

[J] Served since September 2011 as Vice President, Communications, Sustainability and Audit. From June 2002 to September 2011, Ms. Fitzmaurice served as Vice President, Corporate Communications, Audit and Information Technology.

[K] Served since April 2010 as Vice President, Northwest Resources and Manufacturing. Mr. Ray was Vice President, Northwest Operations from December 2009 to March 2010, Vice President, Montana Operations from December 2008 to December 2009 and General Manager, Northwest Resources from 2001 to November 2008.

[L] Served since August 2006 as Vice President, Southern Resources. From September 2002 to August 2006, Mr. Reed served as Vice President, Southeast Region. Mr. Reed was Regional Manager, Coastal Operations from September 2001 to September 2002.

[M] There are no family relationships among the executive officers of the company.

Part II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Plum Creek Timber Company, Inc.'s common stock is traded on the New York Stock Exchange. As of February 15, 2013, there were 14,233 stockholders of record and 162,328,320 outstanding shares.

Trading price data, as reported on the New York Stock Exchange Composite Tape, and declared cash dividend information for the **years ended December 31, 2012 and 2011**, are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2012				
High	**$ 41.86**	**$ 42.10**	**$ 44.99**	**$ 44.83**
Low	**36.34**	**35.43**	**39.17**	**40.60**
Cash Dividend per Share	**$ 0.42**	**$ 0.42**	**$ 0.42**	**$ 0.42**
2011				
High	$ 43.72	$ 44.28	$ 41.60	$ 38.60
Low	37.52	38.13	34.00	33.02
Cash Dividend per Share	$ 0.42	$ 0.42	$ 0.42	$ 0.42

Future dividends will be determined by our Board of Directors, in its sole discretion, based on consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, debt covenant restrictions that may impose limitations on our ability to make cash payments, borrowing capacity, changes in the prices of and demand for our products, and changes in our ability to sell or exchange timberlands at attractive prices. Other factors that our Board of Directors considers include the appropriate timing of timber harvests, acquisition and divestiture opportunities, stock repurchases, debt repayment and other means by which the company delivers value to our stockholders. See Notes 9 and 10 of the Notes to Consolidated Financial Statements for the restrictions under our debt agreements to pay dividends.

Company Stock Price Performance

The following graph shows a five-year comparison of cumulative total stockholder returns for the company, the Standard & Poor's 500 Composite Index and the Standard & Poor's Paper and Forest Product Stock Index for the five years ended December 31, 2012. The total stockholder return assumes $100 invested at the beginning of the period in the company's common stock, the Standard & Poor's 500 Composite Index and the Standard & Poor's Paper and Forest Product Stock Index. It also assumes reinvestment of all dividends.


150
100
50
0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
Plum Creek Timber
S&P Paper and Forest Product Stock Index
S&P 500 Index

The following table shows total stockholder return for the previous one **year ended December 31:**

	2008	2009	2010	2011	2012
Plum Creek	(21.4)%	14.5%	3.8%	1.9%	26.6%
S&P Paper and Forest Product Stock Index	(59.6)%	95.5%	5.5%	14.0%	34.9%
S&P 500 Index	(37.0)%	26.5%	15.1%	2.1%	16.0%

The following table shows total indexed return of stock price plus reinvestment of dividends, assuming an initial investment of $100.00 at December 31, 2007 for the **years ended December 31**:

	12/31/2007	2008	2009	2010	2011	2012
Plum Creek	$ 100	$ 79	$ 90	$ 93	$ 95	$ 121
S&P Paper and Forest Product Stock Index	$ 100	$ 40	$ 79	$ 83	$ 95	$ 128
S&P 500 Index	$ 100	$ 63	$ 80	$ 92	$ 94	$ 109

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this Form 10-K, in whole or in part, the preceding company stock price performance graph shall not be incorporated by reference into any such filings; nor shall such graph be incorporated by reference into any future filings.

Purchase of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights

The following table summarizes selected financial highlights for the **five most recent fiscal years** (dollars in millions, except per share amounts):

	2012	2011	2010	2009	2008
Income Statement Items					
Revenues	**$ 1,339**	$ 1,167	$ 1,190	$ 1,294	$ 1,614
Operating Income	**281**	275	297	299	328
Equity Earnings from Timberland Venture	**59**	56	57	55	15
Interest Expense (Note Payable to Timberland Venture)	**58**	58	58	58	14
Interest Expense (Debt Obligations to Unrelated Parties)	**82**	81	80	89	134
Income before Income Taxes [(A)]	**200**	192	203	205	206
Provision (Benefit) for Income Taxes	**(3)**	(1)	1	(31)	(27)
Income from Continuing Operations	**203**	193	202	236	233
Gain on Sale of Properties, net of tax	**—**	—	11	—	—
Net Income	**203**	193	213	236	233
Non-Cash Items					
Depreciation, Depletion and Amortization [(B)]	**114**	96	96	109	135
Basis of Real Estate Sold	**138**	77	132	155	149
Balance Sheet Items					
Total Assets	**4,384**	4,259	4,251	4,448	4,780
Total Debt Obligations (to Unrelated Parties) [(C)]	**2,172**	1,996	1,909	2,006	2,189
Note Payable to Timberland Venture (a Related Party)	**783**	783	783	783	783
Earnings per Share (Diluted)					
Income from Continuing Operations	**$ 1.25**	$ 1.19	$ 1.24	$ 1.44	$ 1.37
Net Income	**$ 1.25**	$ 1.19	$ 1.31	$ 1.44	$ 1.37
Dividends Declared per Share	**$ 1.68**	$ 1.68	$ 1.68	$ 1.68	$ 1.68
Timberland Acquisitions					
Purchase Price	**$ 18**	$ 89	$ —	$ —	$ 119
Acres	**13,000**	59,000	—	—	147,000
Timberland Dispositions (Acres) [(D)]	**269,000**	185,000	258,000	297,000	314,000
Mineral Rights Acquired	**$ 76**	$ 12	$ —	$ —	$ —
Harvest Volume (in Million Tons)	**17.9**	15.8	15.4	15.8	19.6

(A) Includes a $13 million loss in 2010, a $2 million loss in 2009 and an $11 million gain in 2008 on extinguishment of debt.

(B) Includes a $10 million lumber manufacturing assets impairment loss in both 2009 and 2008.

(C) Includes Timber Obligations accounted for as capital leases.

(D) Timberland dispositions during 2008 do not include approximately 454,000 acres located in the Southern Resources Segment that were contributed to a timberland venture in exchange for an equity interest.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statement

This Report contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects," "strategy," or "anticipates," or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those described in the forward-looking statements, including those factors described in "Risk Factors" under Item 1A in this Form 10-K. Some factors include changes in governmental, legislative and environmental restrictions, catastrophic losses from fires, floods, windstorms, earthquakes, volcanic eruptions, insect infestations or diseases, as well as changes in economic conditions and competition in our domestic and export markets and other factors described from time to time in our filings with the Securities and Exchange Commission. In addition, factors that could cause our actual results to differ from those contemplated by our projected, forecasted, estimated or budgeted results as reflected in forward-looking statements relating to our operations and business include, but are not limited to:

- the failure to meet our expectations with respect to our likely future performance;
- an unanticipated reduction in the demand for timber products and/or an unanticipated increase in supply of timber products;
- an unanticipated reduction in demand for higher and better use or non-strategic timberlands;
- our failure to make strategic acquisitions or to integrate any such acquisitions effectively or, conversely, our failure to make strategic divestitures; and
- our failure to qualify as a real estate investment trust, or REIT.

It is likely that if one or more of the risks materializes, or if one or more assumptions prove to be incorrect, the current expectations of Plum Creek and its management will not be realized. Forward-looking statements speak only as of the date made, and neither Plum Creek nor its management undertakes any obligation to update or revise any forward-looking statements.

Organization of the Company

In management's discussion and analysis of financial condition and results of operations (Item 7 of this form), when we refer to "Plum Creek," "the company," "we," "us," or "our," we mean Plum Creek Timber Company, Inc. and its consolidated subsidiaries. References to Notes to Consolidated Financial Statements refer to the Notes to the Consolidated Financial Statements of Plum Creek Timber Company, Inc. included in Item 8 of this Form 10-K.

Plum Creek Timber Company, Inc., a Delaware Corporation and a real estate investment trust, or "REIT", for federal income tax purposes, is the parent company of Plum Creek Timberlands, L.P., a Delaware Limited Partnership (the "Operating Partnership" or "Partnership"), and Plum Creek Ventures I, LLC, a Delaware Limited Liability Company ("PC Ventures"). Plum Creek conducts substantially all of its activities through the Operating Partnership and various wholly-owned subsidiaries of the Operating Partnership.

The Operating Partnership has borrowed and has currently outstanding $2.2 billion principal amount of debt, including $1.4 billion of publicly issued notes. PC Ventures has borrowed and has currently outstanding $783 million in principal amount of debt ("the Note Payable to Timberland Venture") from an entity ("the Timberland Venture") in which a subsidiary of the Operating Partnership has a common and preferred equity interest. See Note 17 of the Notes to Consolidated Financial Statements. PC Ventures used the proceeds from the borrowing to make a $783 million capital contribution to the Operating Partnership in exchange for a preferred equity interest in the Operating Partnership. PC Ventures has no other activities and the Operating Partnership has no ownership interest in PC Ventures.

The Note Payable to Timberland Venture is an obligation of PC Ventures and not an obligation of the Operating Partnership. Therefore, any discussion of the Note Payable to Timberland Venture below is not applicable to the Operating Partnership. Unless otherwise specified, all other discussion and analysis below are applicable to both Plum Creek and the Operating Partnership.

Overview

2012 Operating Performance Compared to 2011

Our operating income for 2012 was $281 million compared to $275 million in 2011. Our operating results continued to be negatively impacted by weak U.S. housing and real estate markets. Despite a 28% improvement in housing starts in 2012 compared to the prior year, housing starts in 2012 were nearly 50% below the historical level of between 1.5 million and 1.6 million annual starts. For several years housing starts have been near record low levels due to high unemployment, falling home values, an excess of supply of homes for sale, and difficulties obtaining financing for home and real estate purchases. Most of these negative factors started improving during 2012 and are expected to continue to improve in 2013. This should favorably impact our operating results in 2013.

Operating income in our Northern Resources Segment decreased by $4 million from $24 million in 2011 to $20 million in 2012, despite a 12% increase in sawlog harvest volumes. This decrease was due primarily to higher costs on a per ton basis for logging and hauling, and higher road costs. Operating income in our Southern Resources Segment increased by $16 million from $74 million in 2011 to $90 million in 2012. This increase was due primarily to a 16% increase in sawlog harvest volumes, a 17% increase in pulpwood harvest volumes, and a 10% increase in pulpwood prices.

Operating income in our Manufacturing Products Segment increased by $14 million from $15 million in 2011 to $29 million in 2012. This increase was due primarily to higher prices and sales volumes for our plywood and MDF products as a result of improving demand.

Operating income in our Real Estate Segment decreased by $8 million from $195 million in 2011 to $187 million in 2012, despite selling approximately 270,000 acres in 2012 compared to selling approximately 185,000 acres in 2011. The decrease was due primarily to selling a greater percentage of properties from lower value regions in the U.S. and selling properties that had a higher book value compared to the property sold in 2011.

Unallocated corporate expenses included in operating income were $64 million in 2012 compared to $54 million in 2011. The $10 million increase in corporate expenses was due primarily to higher expense for incentive compensation, share-based compensation, and information technology.

Liquidity

We ended 2012 with a strong balance sheet, and we do not foresee any liquidity issues in 2013. At December 31, 2012, we had a cash balance of $356 million and availability on our line of credit of $595 million. During 2012, we refinanced our term credit agreement, refinanced our revolving line of credit, and issued $325 million of additional public debt, all at very attractive interest rates. We have scheduled debt principal payments of $250 million due in 2013 which will be fully funded from our 2012 public debt offering. During 2012 we generated $353 million of cash from operating activities which was only slightly less than the $374 million we generated in 2011. In anticipation of higher log prices, we expect to generate adequate cash from operating activities in 2013 to fund planned capital expenditures and our dividend.

Key Economic Factors Impacting Our Resources and Manufactured Products Business

Our operating performance for the Resources and Manufactured Products Segments is impacted primarily by the supply and demand for logs and wood products in the United States. The short-term supply of logs is impacted primarily by weather and the level of harvesting activities. The demand for logs and wood products in the United States is impacted by housing starts, repair and remodeling activities, industrial activity and the amount of imported lumber, primarily from Canada.

Selected U.S. housing economic data for the last five years was as follows at **December 31**:

	2012	2011	2010	2009	2008
U.S. Housing Starts (in millions)	**0.78**	0.61	0.59	0.55	0.90
Supply of Existing Homes for Sale (in months)	**4**	6	8	7	11
30-yr. Fixed Interest Mortgage Rates (average)	**3.7%**	4.5%	4.7%	5.0%	6.0%

The housing market started to improve in 2012 and is expected to improve further in 2013. The improvement is being driven by rising home prices (which increased approximately 5% in 2012), record low mortgage interest rates, low supply of new homes for sale on the market, pent-up demand, and rising rental payments. However, even with housing starts predicted to improve further in 2013, housing starts remain well below the historical level of between 1.5 million and 1.6 million annual starts. Furthermore, the improvement in housing starts is being constrained by high unemployment (currently at 7.8%), weak wage growth, very strict lending standards, a large number of homeowners either in foreclosure or behind on their mortgage, and low consumer confidence. As a result, a full housing recovery is not expected for several more years.

The improvement in the housing market along with the steady demand for lumber in the repair and remodel market (which accounts for about 40% of lumber usage) has caused lumber prices to increase by nearly 50%. During the housing downturn, many lumber and plywood mills either closed permanently or curtailed production. Despite the improved lumber and plywood prices, many mill owners have been reluctant to re-open or add shifts due to the uncertainty around the U.S. economy.

Southern sawlog prices have remained at historical low levels during the past several years. Despite the significant improvement in lumber and plywood prices during 2012, there has been very little upward price movement for sawlogs. There is an adequate supply of logs in the south for the current level of lumber and plywood production. As housing starts continue to improve in 2013, we expect more mills will either re-start or add additional shifts to increase their production, which we expect will increase prices for sawlogs.

While we believe favorable demographics will bode well for the wood products business in the long-run and that eventually housing starts will return to normal levels, in the near-term there remains uncertainty around the demand and supply of wood products and around the demand and supply for sawlogs, all of which can have a significant impact on our operating results.

We use independent third-party contract loggers and haulers to deliver our logs to our customers. As weak business conditions in the timber business have persisted for several years, there are fewer of these contractors available in certain markets to produce and deliver logs. While we continue to enhance strong working relationships with our loggers and haulers, as log markets improve there may be production and delivery constraints that could impact log prices and, potentially, our ability to benefit from these conditions by delivering logs.

In 2012, fuel prices increased slightly and this change only had a small impact on operating income. Over the past several years, however, fuel prices have fluctuated significantly. Our timber and manufacturing operations are significantly impacted by changing fuel prices. The table below summarizes the average annual U.S. On-Highway diesel fuel prices and the impact of fluctuating fuel prices on our operating income for the **years ended December 31:**

	2012	2011	2010	2009	2008
Increase/(Decrease) Operating Income (in millions)	**$ (3)**	$ (15)	$ (4)	$36	N/A
Annual Average U.S. On-Highway Diesel Price (per gallon)	**$ 3.97**	$ 3.85	$ 2.99	$2.46	$ 3.81

Higher Value and Non-Strategic Timberlands

From time to time, we review our timberlands to identify properties that may have higher values other than as commercial timberlands (see discussion in Item 1 - Real Estate Segment). We estimate that included in the company's 6.4 million acres of timberlands at December 31, 2012, are approximately 850,000 acres of higher value timberlands which are expected to be sold, exchanged, and/or developed over the next 15 years for recreational, conservation, commercial and residential purposes. Included within the 850,000 acres of higher value timberlands are approximately 650,000 acres we expect to sell for recreational uses, approximately 125,000 acres we expect to sell for conservation and approximately 75,000 acres that are identified as having development potential. Furthermore, the company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold over the near and medium term in smaller scale transactions ("small non-strategic"). Not included in the above 850,000 higher value acres and 300,000 small non-strategic acres are other acres that are expected to be sold in large acreage transactions to commercial timberland buyers as opportunities arise ("large non-strategic"). Some of our real estate activities, including our real estate development business, are conducted through our wholly-owned taxable REIT subsidiaries. In the meantime, all of our timberlands continue to be managed productively in our business of growing and selling timber.

During 2012, we sold approximately 26,000 acres of higher and better use / recreational properties for proceeds of $52 million, approximately 11,000 acres of conservation properties for proceeds of $18 million, approximately 45,000 acres of small non-strategic properties for proceeds of $58 million, along with approximately 186,000 acres of large non-strategic properties for proceeds of $209 million. We expect revenue from real estate sales during 2013 to range between $250 million and $300 million. While revenue from large non-strategic sales during 2012 was greater than 50% of total real estate revenue, in 2013 we expect revenues from large non-strategic sales to be less than 50% of total real estate revenue.

Our land development business slowed dramatically starting in 2008 and has since remained weak. We do not expect any significant proceeds from the sale of real estate development properties in 2013. We expect our residential real estate development business to remain weak until there is a significant improvement in consumer confidence, real estate values begin appreciating and financing becomes available for such properties.

Harvest Levels

The volume of trees we harvest each year and the percentage of sawlogs and pulpwood (product mix) included in our annual harvest also impact our operating performance. During 2012, we harvested a total of 17.9 million tons compared to a total of 15.8 million tons during 2011. We expect total 2013 harvest levels to be comparable to 2012 harvest levels. While we have the flexibility to modify our annual harvest volumes, based on market conditions, we expect harvest levels to be comparable over the near-term (next five years) and increase by more than 15% over the long-term (ten years and beyond) compared to 2012 harvest levels as the timber inventory grows. Future harvest levels may vary from historic or expected levels due to weaker or stronger than anticipated markets or other factors outside of our control, such as weather and fires. Future harvest levels may also be impacted by the acquisition of timberlands or the disposition of timberlands beyond the 1.2 million acres described above in the Higher Value and Non-Strategic Timberlands section.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Under different assumptions or conditions, actual results may differ from these estimates.

We believe the following critical accounting policies affect our most significant judgments and estimates used in preparation of our consolidated financial statements:

Revenue Recognition for Timber Sales

Timber sales revenues are recognized when legal ownership and the risk of loss transfer to the purchaser and the quantity sold is determinable. We sell timber under delivered log agreements and through sales of standing timber (or "stumpage") using pay-as-cut sales contracts or timber deed sale agreements.

Delivered Log Sales. Under a delivered log sale agreement, we harvest the timber and deliver it to the buyer. Revenue is recognized when the log is delivered as risk of loss and title transfer to the buyer. With delivered log sales, we incur the cost of logging and hauling.

Pay-as-Cut Sales Contracts. Pay-as-cut sales contracts are agreements in which the buyer agrees to purchase and harvest specified timber on a tract of land for an agreed upon price for each type of tree over the term of the contract (usually 12 to 18 months). In some cases, an advance is received in connection with pay-as-cut sales contracts. In other cases, the buyer agrees to harvest only certain trees on a tract of land. Under pay-as-cut sales contracts, the buyer is responsible for all logging and hauling costs. Revenue is recognized when the timber is harvested, as title and risk of loss has transferred to the buyer. Total revenue recognized under a pay-as-cut sales contract is the total volume of wood removed multiplied by the unit price for each type of tree.

Timber Deeds. Timber deed sales are agreements in which the buyer agrees to purchase and harvest specified timber (i.e. mature pulpwood and/or sawlogs) on a tract of land over the term of the contract (usually less than 18 months). Unlike a pay-as-cut sales contract, risk of loss and title to the trees transfer to the buyer when the contract is signed. The buyer pays the full purchase price when the contract is signed and we do not have any additional performance obligations. Under a timber deed, the buyer is responsible for all logging and hauling costs and the timing of such activity. Revenue from a timber deed sale is recognized when the contract is signed because the earnings process is complete. Timber deeds are generally marketed and sold to the highest bidder. Bids are typically based on a timber cruise which is an estimate of the total volume of timber on a tract of land broken down by the various types of trees (such as softwood sawlogs, hardwood pulpwood, etc.). Total revenue recognized under a timber deed is not dependent upon the volume or types of trees actually harvested.

The following table summarizes amounts recognized under each method from sales to external customers in the company's consolidated financial statements for the **years ended December 31** (in millions):

	2012	2011	2010
Revenues from:			
Delivered log sales	**$ 553**	$ 497	$ 486
Pay-as-cut sales	**$ 37**	$ 35	$ 30
Timber deed sales	**$ 14**	$ 3	$ 12

Substantially all of our timber sales in the Northern Resources Segment are under delivered log sale agreements. In our Southern Resources Segment, approximately 13%, 11% and 12% of our timber sales in 2012, 2011 and 2010, respectively, consisted of pay-as-cut sales contracts and timber deed sales. Under sales of stumpage, the buyer is responsible for the logging and hauling costs; therefore, the operating profit as a percentage of revenue is typically higher in our Southern Resources Segment.

Real Estate Sales

The timing of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability to obtain entitlements, the ability of buyers to obtain financing, the number of competing properties listed for sale, the seasonal nature of sales (particularly in the northern states), the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities, and the availability of government and not-for-profit funding (especially for conservation sales). As a result, the timing of our real estate sales may materially impact our reported operating income and net income.

During 2012, the Real Estate Segment reported an operating profit percentage of approximately 53%. Over the last ten years, the Real Estate Segment's annual operating profit percentage has ranged from 40% to 70% of revenues. The operating profit percentage depends on the nature of the interest sold and how much the market value of the property has risen over its book value. For example, sales of properties that have been held by the company for a long time (i.e. decades) will tend to have relatively higher operating profit percentages than properties that have been held by the company for shorter time periods. In contrast, the sale of conservation easements will generally have an operating profit percentage of close to 100% because historically no book basis was allocated to these development rights.

In general, timberlands are acquired primarily for long-term use in our timber operations. In connection with timberland acquisitions, we are generally not able to identify, with any level of precision, our future real estate sales (i.e. specific properties with a higher value than for use in timber production). However, our purchase price allocation and related appraisals for these acquisitions may reflect greater values for real estate which may be sold in the future but are not yet specifically identified. Therefore, in connection with our purchase price allocation for timberland acquisitions, the greater values for real estate are allocated proportionately among all of the acres acquired. Specific properties cannot be identified in advance because their value is dependent upon numerous factors, most of which are not known at the acquisition date, including current and future zoning restrictions, current and future environmental restrictions, future changes in demographics, future changes in the economy, current and future plans of adjacent landowners, and current and future funding of government and not-for-profit conservation and recreation programs. We believe that current and future results of operations could be materially different under different purchase price allocation assumptions.

Impairment of Long-Lived Assets

We evaluate our ability to recover the net investment in long-lived assets when required by the accounting standards. We recognize an impairment loss in connection with long-lived assets used in our business when the carrying value (net book value) of the assets exceeds the estimated future undiscounted cash flows attributable to those assets over their expected useful life. Impairment losses are measured by the extent to which the carrying value of a group of assets exceeds the fair value of such assets at a given point in time. Generally, our fair value measurements used in calculating an impairment loss are categorized as Level 3 measurements (i.e. unobservable inputs that are supported by little or no market activity) under the fair value hierarchy in the Accounting Standards Codification. Typically, we will use a discounted cash flow model or an external appraisal to estimate the fair value of the affected assets. Furthermore, we recognize an impairment loss in connection with long-lived assets held for sale when the carrying value of the assets exceeds an amount equal to their fair value less selling costs.

The company has had a long history of acquiring timberlands. Management is required to estimate the fair values of acquired assets and liabilities as of the acquisition date. Subsequent to the original allocation, assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. Our long-lived assets are grouped and evaluated for impairment at the lowest level for which there are independent cash flows. We track cash flows for our 6.4 million acres of timberlands by grouping them into seven geographic areas in the Northern Resources Segment and five geographic areas in the Southern Resources Segment. Additionally, we track cash flows for each of our manufacturing facilities.

Timber and Timberlands Used in Our Business. For assets used in our business, an impairment loss is recorded only when the carrying value of those assets is not recoverable through future operations. The recoverability test is based on undiscounted future cash flows over the expected life of the assets. We use one harvest cycle (which ranges between 20 and 90 years) for evaluating the recoverability of our timber and timberlands. Because of the inherently long life of timber and timberlands, we do not expect to incur an impairment loss in the future for the timber and timberlands used in our timber business.

Timber and Timberlands Held for Sale. An impairment loss is recognized for long-lived assets held for sale when the carrying value of those assets exceeds an amount equal to its fair value less selling costs. An asset is generally considered to be held for sale when we have committed to a plan to sell the asset, the asset is available for immediate sale in its present condition, we have initiated an active program to locate a buyer (e.g., listed with a broker), and the sale is expected to close within one year. During the last several years, the above criteria have been met by some of our timberland properties, and we have recognized annual impairment losses of approximately $1 million for certain of these properties (see Note 4 of the Notes to Consolidated Financial Statements).

An impairment loss is generally not recorded until management expects that the timberlands will be sold within the next 12 months. For many properties that are currently listed for sale, it is difficult to conclude whether they will be sold within one year and to estimate the price. Nevertheless, management performs a probability assessment for all properties that are listed for sale and records an impairment loss (to the extent the property's book basis exceeds its estimated fair value net of selling cost) in the quarter in which management expects the property will be sold within twelve months.

We expect to continue to sell or exchange timberlands to other forest products companies or non-industrial buyers, and it is probable that we will recognize additional impairment losses, some of which could be material, in the future in connection with sales of timberlands.

Property, Plant and Equipment. The carrying value of Property, Plant and Equipment represents primarily the net book value of our eight (two of which have been curtailed) manufacturing facilities. Each manufacturing facility is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through future operations. The estimated future cash flows over the remaining useful life of a manufacturing facility is highly subjective and is dependent upon estimates for future product pricing, raw material costs and availability, volumes of product sold, and residual value of the facility. No impairment losses were recorded during 2012, 2011 or 2010.

We currently estimate that the carrying value for our eight facilities is recoverable through future operations and that our estimate of future cash flows is reasonable. However, if wood product prices were to weaken for an extended period of time, or if log or raw material availability declines, we may record an impairment loss for one or more of our manufacturing facilities in a future period.

Capitalized Real Estate Development Costs. Current and future costs associated with specific real estate development projects are capitalized once management has concluded it is probable that a project will be successful. Real estate development costs are expensed as incurred when management is not able to conclude that it is probable a project will be successful. Furthermore, previously capitalized costs for specific projects are written-off when management revises its prior assessment and concludes that it is probable a project will not be successful and costs will not be recovered. For many of our projects, there is less judgment in making this determination due to prior experience in the local market or advice from consultants. However, for some of our larger projects where we have limited experience in the local market or for projects in environmentally sensitive areas, there is significant judgment in assessing the expected outcome for the projects. At December 31, 2012, we have $34 million of capitalized costs associated with projects that management expects will be successful.

Depletion

Depletion, or costs attributed to timber harvested, is recorded as trees are harvested and sold. Depletion rates for each geographic area are adjusted at least annually. Depletion rates are computed by dividing (A) the sum of (1) the original cost of the timber less previously recorded depletion plus (2) estimated future silviculture costs, including the impact of inflation, that are expected to be incurred over the next harvest cycle, by (B) the total timber volume that is estimated to be harvested over the harvest cycle. The original cost of the timber includes capitalized costs associated with the purchase of timber along with reforestation costs and other costs associated with the planting and growing of trees. The harvest cycle can be as short as 20 years in the South to as long as 90 years in the North. The estimate of future silviculture costs is limited to the expenditures that are expected to impact growth rates over the harvest cycle. The depletion rate calculations do not include an estimate for either future reforestation costs associated with a stand's final harvest or future volume in connection with the replanting of a stand subsequent to its final harvest.

The following table summarizes depletion expense recognized in the company's financial statements, key assumptions and sensitivities to changes in assumptions for the **years ended December 31** (dollars in millions, except per ton amounts):

	2012	2011
Depletion Expense		
Northern Resources Segment	**$ 16**	$ 17
Southern Resources Segment [(A)]	**53**	48
Total Depletion Expense	**$ 69**	$ 65
Average Depletion Rates (per ton)		
Northern Resources Segment	**$ 3.82**	$ 4.13
Southern Resources Segment [(A)]	**$ 4.08**	$ 4.09
Assumptions Used to Determine the Average Depletion Rates [(B)]		
Estimated Future Silviculture Costs, including the Impact of Inflation		
Northern Resources Segment	**$ 59**	$ 49
Southern Resources Segment [(C)]	**$ 588**	$ 531
Estimated Future Volume (in million tons)		
Northern Resources Segment [(D)]	**286**	269
Southern Resources Segment	**406**	413
Sensitivity of Results to Changes in Key Assumptions		
Increase in Depletion Expense for a 10%:		
Increase in Estimated Future Silviculture Costs [(E)]		
Northern Resources Segment	**$ 0.1**	$ 0.1
Southern Resources Segment	**$ 1.8**	$ 1.5
Decrease in Estimated Future Volume [(F)]		
Northern Resources Segment	**$ 1.8**	$ 1.9
Southern Resources Segment	**$ 5.9**	$ 5.2

(A) Depletion expense for 2012 does not include the depletion associated with the eight-year timber deed we purchased in January 2012 for $103 million. The 2012 depletion expense associated with the timber deed was $11 million. We expect 2013 depletion expense associated with the timber deed to be approximately $14 million.

(B) Does not include the timber deed purchased in 2012 for $103 million.

(C) Increase from 2011 is due primarily to an increase in our estimates of future costs associated with fertilization treatments due to higher chemical and application costs.

(D) Increase from 2011 is due primarily to an increase in volume in Oregon associated with the release of restricted acres.

(E) Assumes future timber volumes do not change.

(F) Assumes future silviculture costs do not change.

Significant estimates and judgments are required to determine both future silviculture costs and the volume of timber available for harvest over the harvest cycle. Some of the factors impacting the estimates are changes in inflation rates, the cost of fertilizers, the cost of capital, the actual and estimated increase in growth rates from fertilizer applications, the relative price of sawlogs and pulpwood, the actual and expected real price appreciation of timber, the scientific advancement in seedling and growing technology, and changes in harvest cycles.

Depletion Expense in 2013. Average depletion rates (per ton) in 2013 for our Southern Resources Segment are expected to decrease compared to 2012 due primarily to changes in our growth rate and silviculture investment assumptions. We are assuming higher growth rates as a result of improved genetics in the seedlings we have planted on our timberlands over the last two decades. The improved genetics have resulted in higher yields per acre than we previously estimated. We are also assuming lower future silviculture expenditures (i.e., reduced treatments per timber stand) due primarily to better than expected growth rates from improved genetics. We expect these assumption changes will decrease Southern Resources Segment depletion expense by approximately $8 million in 2013.

Accounting for Share-Based Compensation

Plum Creek has a stockholder approved Stock Incentive Plan that provides for the award of shares of the company stock including, but not limited to, common stock awards, restricted stock units and value management awards. See Note 14 of the Notes to Consolidated Financial Statements.

Grants of value management awards are classified and accounted for as liabilities. As a result, the expense recognized over the performance period will equal the fair value (i.e., cash value) of an award as of the last day of the performance period multiplied by the number of awards that are earned. Furthermore, the quarterly expense recognized during the performance period is based on the fair value as of the end of the most recent quarter. Prior to the end of the performance period, compensation cost for value management awards is based on the awards' most recent quarterly fair values and the number of months of service rendered during the performance period.

Fair values for value management awards are computed based on our historical relative total shareholder return and simulated relative total shareholder return compared to the performance of peer groups consisting of forest products companies, the S&P 500 Index and the Morgan Stanley REIT Index over the same period ("Peer Group"). The simulated total shareholder return of the company and the Peer Group is computed using a Monte Carlo simulation. The key assumptions used in the simulation of the company's and the Peer Group's total shareholder return are volatility, beta (the measure of how Plum Creek's stock moves relative to the market as a whole) and risk-free interest rate.

The fair value of the liability for outstanding value management awards as of December 31, 2012 was $7 million, which is based on the current fair value of outstanding awards multiplied by the percentage of months that services were provided during the performance period. The liability as of December 31, 2012 could range between $0 and $15 million based on the possible fair value of all outstanding liability based awards. We could have a material adjustment to our share-based compensation liability to the extent there is a material change in the fair value of our value management awards during the quarter.

Pensions

Pension Plans Overview. Plum Creek provides pension benefits under defined benefit pension plans that cover substantially all of our employees. See Note 13 of the Notes to Consolidated Financial Statements. We maintain a qualified defined benefit pension plan and two supplemental (non-qualified) defined benefit pension plans. Participants' benefits vest after three years of service. The cash balance benefits for salaried employees is determined based primarily on certain percentages of compensation, age, years of service and interest accrued based on the 30-year Treasury bond rate. Participants who were employees of the company on September 1, 2000, earn benefits based on the greater of the cash balance benefits or a monthly pension benefit that is principally based on the highest monthly average earnings during any consecutive sixty-month out of the last 120-month period and the number of years of service credit. The benefits to hourly employees are generally based on a fixed amount per year of service.

Plum Creek's contributions to its qualified pension plan vary from year to year, but the company has made at least the minimum contributions required by law in each year. It is generally the company's policy to fund the qualified pension plan annually such that the fair value of plan assets equals or exceeds the actuarially computed accumulated benefit obligation (the approximate actuarially computed current pension obligation if the plan was discontinued) over a market cycle (generally 3 to 5 years). The company has the same funding policy for the non-qualified plan. However, assets related to the non-qualified plans are held in a grantor trust and are subject to the claims of creditors and, therefore, are not considered plan assets.

Under current U.S. generally accepted accounting principles (U.S. GAAP), the company makes estimates and assumptions that can have a significant impact on the amounts reflected in our financial statements. These assumptions and their sensitivities, along with the application of the accounting principles and impact to our financial statements, are discussed in the next several sections.

Current Year Impact and Analysis. During 2012, our pension liability increased from $164 million to $181 million and our pension assets increased from $100 million to $128 million. Our pension liability represents the present value of expected future benefit payments and is remeasured annually as of December 31. Each year, our pension liability increases due to employees working for one more year (service cost), and getting one year closer to receiving benefit payments (interest cost), and decreases as pension benefits are paid. Our pension liability is also adjusted due to changes in interest rates. During 2012, our pension liability increased by $11 million (an actuarial loss) due to declining interest rates. Actuarial losses are initially recognized in other comprehensive income (loss) and then subsequently amortized (charged) to pension expense over future periods.

Annually, our plan assets increase due to cash contributions from the company, decrease due to pension benefit payments, and will increase or decrease as a result of realized and unrealized gains and losses for the assets. Our pension expense is reduced by the expected returns on plan assets. We currently estimate that our long-term return on plan assets will average 7.5% per year. Based on the plan assets balance, our 2012 pension expense was reduced by $7 million (the expected return on plan assets in dollars). The actual return on plan assets was a gain of $16 million for 2012. We initially recognize this difference (surplus) of $9 million in other comprehensive income (loss) and then subsequently it will reduce pension expense over future periods.

At December 31, 2012, our cumulative net actuarial pension loss recognized in accumulated other comprehensive income (loss) was $52 million (includes both unrecognized changes in our pension liability and plan assets), of which $4 million will be amortized (charged) to 2013 pension expense. Each year the future amortization of our actuarial pension loss recognized in pension expense will increase or decrease due to changes in interest rates and actual returns on plan assets compared to expected returns. Additionally, while not expected, future company contributions may need to be increased to the extent interest rates remain low or to the extent that actual investment returns on plan assets do not meet our expectations.

Significant Assumptions. The computation of the company's benefit obligation, pension cost and accrued pension liability under U.S. GAAP requires us to make certain assumptions involving primarily the following (weighted-average rates):

	2012	2011
Assumptions Used to Determine the Benefit Obligation at December 31		
Discount Rates [(A)]		
Annuity Distributions	**4.35%**	4.95%
Lump-Sum Distributions	**2.80%**	3.02%
Rate of Compensation Increase [(B)]	**3.45%**	3.45%
Assumptions Used to Determine Net Periodic Benefit Cost		
Discount Rate		
Annuity Distributions	**4.95%**	5.90%
Lump-Sum Distributions	**3.02%**	4.19%
Expected Long-Term Return on Plan Assets [(C)]	**7.50%**	7.50%
Rate of Compensation Increase [(B)]	**3.45%**	3.45%

[(A)] The December 31, 2012 discount rate for annuity distributions was determined by the resulting yield of a hypothetical bond portfolio at December 31, 2012, matched to the expected benefit payments under the plans. Bonds selected for this portfolio had a Moody's or Standard & Poor's credit rating of "AA" or better as of December 31, 2012. The December 31, 2012 discount rate for lump-sum distributions is based on yields on 30-year U.S. Treasury bonds.

[(B)] The assumed rate of increase of future compensation levels represents our long-term estimate of such increases on the basis of the composition of plan participants, past results and market expectations.

(C) The expected long-term rate of return on plan assets assumption is based on the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on plan assets assumption for the portfolio.

Since pension benefits may be settled in either a single lump-sum or an annuity distribution, both the estimated percentage of participants electing a lump-sum payment and the assumed interest rate (discount rate) used in computing the lump-sum benefit are key assumptions. We currently estimate that approximately half of the qualified plan participants will elect a lump-sum distribution upon termination. Other key assumptions used in the estimate include primarily those underlying the mortality table, and expected long-term rates for inflation, retirement and withdrawals, all of which are based on plan experience and standard actuarial methods but which are nevertheless subject to uncertainty.

It is likely that the actual return on plan assets and the outcome of other uncertain variables will differ from those used in estimating our pension costs and pension obligation. Furthermore, the company may, from time to time, adjust the asset allocation, which may have an impact on the long-term rate of return on plan assets.

Financial Measures and Sensitivities. The following table summarizes key financial measures and sensitivities to changes in assumptions for the **years ended December 31** (in millions):

	2012	2011
Key Financial Measures		
Pension Expense	**$ 11**	$ 9
Cash Pension Plan Contributions—Qualified Plan	**20**	3
Cash Grantor Trust Funding—Supplemental Plans	**—**	—
Current Accrued Pension Liability	**4**	4
Non-Current Accrued Pension Liability	**49**	60
Sensitivity to Changes in Key Assumptions		
Increase in Pension Expense for Every 0.25 Percentage Point:		
Decrease in Long-Term Rate of Return on Plan Assets	**$ 0.3**	$ 0.3
Decrease in Weighted-Average Discount Rate	**0.7**	0.6
Increase in Rate of Increase in Compensation Levels	**0.2**	0.2
Increase in Qualified Pension Funding (actuarially computed accumulated benefit obligation) for:		
Every 0.25 Percentage Point Decrease in the Weighted-Average Discount Rate	**$ 4.6**	$ 4.1
Every 0.25 Percentage Point Decrease in the Weighted-Average Discount Rate Assumption for Lump-Sum Benefits	**$ 1.5**	$ 1.4

Assuming an average long-term rate of return on plan assets of 7.50%, and weighted-average discount rates of 4.35% for annuity distributions (and 2.80% for lump-sum distributions) for 2013 and beyond, and a 3.45% rate of increase in compensation levels, we project our annual pension expense for 2013 will be approximately $10 million and will range between $8 million and $10 million each year for 2014 through 2017. In 2013, we expect our cash funding for the qualified pension plan to range between $4 million and $10 million and our cash funding for the supplemental (non-qualified) pension plans to range between $0 and $2 million. Assuming no change to our disclosure assumptions, under our present funding policy and current funding rules for the qualified pension plan we would expect cash contributions to range between $6 million and $7 million each year in 2014 through 2017. We expect to fund between $1 and $2 million each year for 2014 through 2017 to our supplemental (non-qualified) pension plans.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

The company has no off-balance sheet debt. Our consolidated financial statements reflect all of the operations and assets and liabilities of the company. The company has an equity investment in an unconsolidated entity, discussed below. Otherwise, the company has no other relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities. The company is not a party to any derivative transactions.

On October 1, 2008, the company contributed 454,000 acres of timberlands located in its Southern Resources Segment to a timberland venture in exchange for an equity interest. The company accounts for its interests under the equity method of accounting. See Notes 17 and 18 of the Notes to Consolidated Financial Statements.

The following table summarizes our contractual obligations at **December 31, 2012** (in millions):

		Payment Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-Term Debt [(A)]	**$ 2,638**	**$ 328**	**$ 608**	**$ 199**	**$ 1,503**
Note Payable to Timberland Venture [(B)]	**1,129**	**58**	**115**	**115**	**841**
Operating Lease Obligations	**9**	**3**	**4**	**1**	**1**
Timber Obligations	**5**	**1**	**—**		**4**
Long-Term Incentive Plans	**7**	**—**	**7**	**—**	**—**
Purchase Obligations [(C)]	**403**	**65**	**94**	**46**	**198**
Other Long-Term Liabilities [(D)]	**—**	**—**	**—**	**—**	**—**
Total Contractual Obligations	**$ 4,191**	**$ 455**	**$ 828**	**$ 361**	**$ 2,547**

(A) In addition to principal, long-term debt includes related interest obligations based on the coupon or stated interest rate for our fixed rate debt and the variable interest rate as of December 31, 2012 of 1.71% for our $450 million term credit agreement. During 2012, the company recorded $2 million in expected patronage distributions related to 2012, which resulted in an effective net interest rate on the term loan of approximately 1%. See Note 9 of the Notes to Consolidated Financial Statements. Interest obligations are $78 million (less than one year), $143 million (1-3 years), $91 million (3-5 years), and $153 million (more than 5 years). As we expect borrowings outstanding under our line of credit to vary, only repayment of the principal is included. In 2012, interest expense related to our line of credit was less than $2 million.

(B) On October 1, 2008, the company borrowed $783 million from the Timberland Venture (a related party). The annual interest rate on the note payable is fixed at 7.375%. Interest obligations are $58 million (less than one year), $115 million (1-3 years), $115 million (3-5 years), and $58 million (more than 5 years).

(C) Purchase obligations are comprised primarily of $230 million for a 15-year agreement for the purchase of urea to be used as fertilizer on our timberlands, $84 million for timber harvest contracts, $47 million for long-term timber leases, $23 million for fiber supply agreements to supply our manufacturing facilities, and approximately $10 million for raw materials (wood fiber) and electricity for our MDF facilities.

(D) We have not included any amounts for our other long-term liabilities, as we cannot estimate when we will be obligated to satisfy these liabilities. At December 31, 2012, other long-term liabilities include workers' compensation of $9 million, deferred compensation obligations of $5 million and pension obligations of $53 million (including $4 million classified as a current liability). We expect to fund approximately $1 million for workers' compensation payments in 2013. We have two grantor trusts, which hold assets associated with our deferred compensation obligations and non-qualified pension obligations. At December 31, 2012, the fair value of assets in one of our grantor trusts is approximately equal to our deferred compensation obligation of $5 million. The December 31, 2012 fair value of assets in the other grantor trust was approximately $34 million and the actuarially computed accumulated benefit obligation for our non-qualified pension plans was $34 million. Assets in our grantor trusts have been reserved for the above obligations. However, grantor trust assets are subject to the claims of creditors in the event of bankruptcy. Additionally, based on current interest rates and expected returns, the company expects 2013 contributions to the qualified pension plan to range between $4 million and $10 million and between $0 and $2 million for the supplemental (non-qualified) pension plans. See Notes 11 and 13 of the Notes to Consolidated Financial Statements.

Events and Trends Affecting Operating Results

Harvest Plans

We determine our annual timber (sawlogs and pulpwood, including stumpage sales) harvesting plans based on a number of factors. At the stand level, ranging in size from 10 to 200 acres, we consider the age, size, density, health and economic maturity of the timber. A stand is a contiguous block of trees of a similar age, species mix or silvicultural regime. At the forest level, ranging in size from 100,000 to almost 1 million acres, we consider the long-term sustainability and environmental impact of certain levels of harvesting, certain external conditions such as supply agreements, and the level of demand for wood within the region. A forest is a broad administrative unit, made up of a large number of stands. Harvest scheduling is the technical approach using computer modeling that considers all of the above factors along with forest growth rates and financial assumptions to project future harvest plans for a number of years forward.

Our actual harvest levels may vary from planned levels due to log demand, sales prices, the availability of timber from other sources, the level of timberland sales and acquisitions, the availability of legal access, abnormal weather conditions, fires and other factors outside of our control. We believe that our harvest plans are sufficiently flexible to permit modification in response to short-term fluctuations in the markets for logs. Furthermore, future harvest levels will be impacted by sales and purchases of timberlands. The impact will depend on the level and extent we reinvest proceeds in productive timberlands and the stocking levels and age class distribution of any newly acquired timberlands.

Harvest levels are also impacted by the purchase of a long-term timber deed. In January 2012, the company acquired approximately 4.7 million tons of standing timber in our Southern Resources Segment for a total purchase price of $103 million. We expect to harvest the 4.7 million tons plus the related growth over the eight-year term of the timber deed.

Northern Resources Segment. Harvest levels were 4.2 million tons (62% sawlogs and 38% pulpwood) during 2012 and 4.0 million tons (58% sawlogs and 42% pulpwood) during 2011. In 2013, we expect total harvest volumes to be essentially comparable to 2012 at approximately 4 million tons. We expect sawlog harvest volumes to decrease marginally due to recent harvest schedule updates, timber inventory updates, and land sales. We expect pulpwood harvest volumes in 2013 to be similar to 2012. While the company has flexibility to modify our annual harvest volumes, based on market conditions, we expect harvest levels beyond 2013 in both the near-term and long-term to be generally comparable to 2012 harvest levels and we expect the product mix (i.e., the percentage of sawlogs vs. pulpwood) to be comprised of at least 60% sawlogs.

Southern Resources Segment. Harvest levels were 13.7 million tons (42% sawlogs and 58% pulpwood) during 2012 and 11.8 million tons (42% sawlogs and 58% pulpwood) during 2011. In 2013, we expect total harvest volumes to range between 13.5 million and 14 million tons. In anticipation of higher sawlog prices, we expect sawlog harvest volumes to increase. We expect pulpwood harvest volumes in 2013 to decline slightly compared to 2012. As a result, we expect product mix to be approximately 44% sawlogs and 56% pulpwood in 2013. While the company has flexibility to modify our annual harvest volumes, based on market conditions, we expect harvest levels beyond 2013 to be at comparable levels over the near-term (next five years). Thereafter, we expect harvest levels to increase more than 20% over the long-term (ten years and beyond) and we expect the product mix to improve, resulting in sawlogs comprising greater than 50% of our annual harvest in the Segment.

Clean Water Act - Ninth Circuit Ruling

In August, 2010, a three judge panel of the U.S. Court of Appeals for the Ninth Circuit ruled in Northwest Environmental Defense Center (NEDC) v. Brown that ditches and culverts associated with "forest roads" were "point sources" under the Clean Water Act ("CWA") and thus required National Pollution Discharge Elimination System (NPDES) permits should storm water runoff that is channeled and/or conveyed from such sources be discharged into waters of the United States. In May, 2011, the court denied a petition for rehearing, leaving its prior decision in place. The plaintiff alleged that the defendants violated the CWA by not obtaining EPA permits for stormwater runoff from logging roads into systems of ditches, culverts and channels that is then discharged into forest streams and rivers. The plaintiff further alleged that timber hauling on logging roads is a major source of sediment that flows through the stormwater collection system.

This decision overturns a long standing EPA rule that had exempted such sources of runoff from CWA permitting. Since 1976, the EPA has promulgated and amended a regulation specifically exempting from NPDES permitting requirements "point source" silviculture activities such as nursery operations, site preparation, reforestation and subsequent silvicultural treatment, thinning, prescribed burning, pest and fire control, harvesting operations, surface drainage, or road construction and maintenance from which there is "natural runoff" (the Silviculture Rule). Under the Silviculture Rule, the EPA did not require permitting for discharges from ditches, culverts and channels that collect stormwater runoff from logging roads. Instead, these forestry sources of stormwater runoff are regulated by the states, many of which do so by adopting best management practices.

The outcome of the Ninth Circuit court's decision is uncertain. The U.S. Supreme Court recently reviewed the decision, and a ruling is expected sometime in March or April 2013. In addition, legislation passed by Congress in late December 2011 prohibited the EPA from implementing the NPDES permitting regime mandated by the Ninth Circuit decision through September 30, 2012.

Should the Ninth Circuit's ruling stand and Congress not enact an effective and permanent legislative response, the decision's impact on the company and the timber industry is unknown. It is unclear whether the EPA would require NPDES permits for forest roads outside of the area covered by the Ninth Circuit court's jurisdiction. It is also unclear what, if any, additional regulatory restrictions would be imposed by the NPDES permitting process. Further, if logging and other forest management roads and operations currently within the scope of the Silviculture Rule were placed within the NPDES permitting regime, it is possible that CWA "Total Maximum Daily Load" (TMDL) allocations in various stream drainages, "anti-degradation," and other NPDES requirements could be affected. A significant increase in operational and compliance costs for landowners and operators is possible depending upon the regulatory response to the court's decision.

Comparability of Financial Statement Periods

Acquisitions and Divestitures. We have pursued and expect to continue to pursue both the acquisition and divestiture of timberlands to increase the value of our assets. Accordingly, the comparability of periods covered by the company's financial statements is, and in the future may be, affected by the impact of timberland acquisitions and divestitures. The following table summarizes timberland acquisitions and dispositions for each of the past three years, along with our total acres owned at each of the past three year ends (in acres):

	2012	2011	2010
Acquisitions:			
Northern Resources	**—**	—	—
Southern Resources	**13,000**	59,000	—
Dispositions			
Northern Resources	**147,000**	45,000	142,000
Southern Resources	**122,000**	140,000	116,000
Total Ownership at December 31 (in millions)	**6.4**	6.6	6.8

Results of Operations

The following table compares Operating Income (Loss) by Segment and other items impacting our income from continuing operations for the **years ended December 31** (in millions):

	2012	2011	2010
Operating Income (Loss) by Segment			
Northern Resources	**$ 20**	$ 24	$ 13
Southern Resources	**90**	74	107
Real Estate	**187**	195	180
Manufactured Products	**29**	15	24
Other	**19**	21	23
Total Segment Operating Income	**345**	329	347
Other Costs and Eliminations	**(65)**	(55)	(51)
Other Unallocated Operating Income (Expense), net	**1**	1	1
Operating Income	**281**	275	297
Equity Earnings from Timberland Venture	**59**	56	57
Interest Expense (Debt Obligations to Unrelated Parties)	**82**	81	80
Interest Expense (Note Payable to Timberland Venture)	**58**	58	58
Loss on Extinguishment of Debt	**—**	—	(13)
Provision (Benefit) for Income Taxes	**(3)**	(1)	1
Income from Continuing Operations	**$ 203**	$ 193	$ 202

2012 Compared to 2011

Northern Resources Segment.

	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Harvest Tons (millions)	**Average Sales Realization**	Harvest Tons (millions)	Average Sales Realization
Sawlog ($/Ton Delivered)	**2.601**	**$ 69**	2.319	$ 69
Pulpwood ($/Ton Delivered)	**1.586**	**$ 42**	1.680	$ 41
Total	**4.187**		3.999	

Revenues increased by $13 million, or 6%, to $246 million in 2012 compared to 2011. This increase was due primarily to higher sawlog harvest volumes ($18 million), partially offset by lower pulpwood harvest volumes ($4 million).

Sawlog harvest volumes were 12% higher in 2012 compared to 2011 due primarily to restoring sawlog harvest volumes to normal levels during the second half of 2011 as a result of improving log prices in 2011. Despite the nearly 30% increase in housing starts and the nearly 50% increase in lumber prices in 2012 compared to the prior year, average sawlog prices of $69 per ton for 2012 were unchanged when compared to the prior year. The primary reason for the stable prices is that while the demand for domestic sawlogs improved during 2012, the demand for export logs slowed. However, sawlog prices strengthened during the fourth quarter, and the upward price pressure has continued in 2013. The improved sawlog prices are due primarily to lumber and plywood mills adding additional shifts, limited imports from Canada, and a limited log supply due to weather-related harvesting restrictions.

In 2013, we expect total harvest volumes to be essentially comparable to 2012 at approximately 4 million tons. We expect sawlog harvest volumes to decrease marginally due to recent harvest schedule updates, timber inventory updates, and land sales. We expect pulpwood harvest volumes in 2013 to be similar to 2012.

Northern Resources Segment operating income was 8% of its revenues for 2012 and 10% of its revenues for 2011 due primarily to higher log and haul costs and higher road costs. Segment costs and expenses increased by $17 million, or 8%, to $226 million for 2012 due primarily to higher harvest volumes, an increase in the log and haul rate per ton and higher road costs. On a per ton basis, log and haul costs increased 5% ($7 million) in 2012 compared to 2011 due to a combination of harvesting stands that require more expensive logging methods, an upward rate adjustment to cover the logger's higher operating costs (primarily equipment and labor) and higher diesel prices. We had a temporary $3 million increase in road costs during 2012.

Southern Resources Segment.

	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Harvest Tons (millions)	**Average Sales Realization**	Harvest Tons (millions)	Average Sales Realization
Sawlog ($/Ton Stumpage)	**5.739**	**$ 20**	4.969	$ 19
Pulpwood ($/Ton Stumpage)	**8.010**	**$ 10**	6.822	$ 9
Total	**13.749**		11.791	

Revenues increased by $58 million, or 16%, to $417 million in 2012 compared to 2011. This increase was due primarily to higher sawlog harvest volumes ($29 million), higher pulpwood harvest volumes ($23 million) and higher pulpwood prices ($7 million).

Sawlog harvest volumes were 16% higher in 2012 compared to 2011 due primarily to harvesting volume from the timber deed acquired at the beginning of the year (0.5 million tons) and the harvesting of previously deferred sawlog volume. In January 2012, we purchased a timber deed containing approximately 4.7 million tons of standing timber which along with future growth, will be harvested over the eight-year term of the deed.

Pulpwood harvest volumes were 17% higher in 2012 compared to 2011 due primarily to a sustained increase in growth rates, which are yielding higher pulpwood volumes in connection with the thinning of timber stands, and a temporary increase in pulpwood harvests due to relatively strong pulpwood prices.

Pulpwood prices were 10% higher in 2012 compared to 2011 due primarily to continued strong demand from pulp and paper customers as a result of a steady increase in production due to a moderately improving U.S. economy. The demand for pulpwood was also favorably impacted in 2012 by the increased production of Oriented Strandboard (OSB) and the export of wood pellets used to produce bioenergy.

Despite the nearly 30% increase in housing starts and the nearly 50% increase in lumber prices in 2012 compared to the prior year, southern sawlog prices remained at near historic low levels due primarily to adequate log supply and limited demand improvement. There currently is an adequate supply of logs throughout most of the South for the current level of housing starts, which is approximately 50% below the historical average. Additionally, most southern mill owners have been reluctant to add additional shifts due to concerns over the U.S. economy.

In 2013, we expect total harvest volumes to range between 13.5 million and 14 million tons. In anticipation of higher sawlog prices, we expect sawlog harvest volumes to increase. We expect pulpwood harvest volumes in 2013 to decline slightly compared to 2012. As a result, we expect product mix to be approximately 44% sawlogs and 56% pulpwood in 2013.

Southern Resources operating income was 22% of its revenues for 2012 and 21% of its revenues for 2011. This increase was due primarily to higher harvest volumes in 2012 and higher pulpwood prices, partially offset by increased depletion expense. Segment costs and expenses increased by $42 million, or 15%, to $327 million due primarily to higher harvest volumes ($29 million) and a higher depletion expense. On a per ton basis, depletion expense increased 14% ($8 million) in 2012 as a result of the higher depletion rate associated with the recently acquired timber deed.

Real Estate Segment.

Property	Year Ended December 31, 2012			Year Ended December 31, 2011		
	Acres Sold	**Revenues (millions)**	**Revenue per Acre**	Acres Sold	Revenues (millions)	Revenue per Acre
Small Non-Strategic	**45,120**	**$ 58**	**$ 1,270**	22,165	$ 27	$ 1,220
Large Non-Strategic	**186,170**	**209**	**1,130**	48,450	103	2,115
Conservation	**11,430**	**18**	**1,555**	67,425	70	1,050
Higher and Better Use / Recreational	**25,895**	**52**	**2,000**	47,295	96	2,015
Development Properties	**—**	**—**	**—**	20	—	6,405
Conservation Easements	**n/a**	**10**	**28**	n/a	5	460
Total	**268,615**	**$ 347**		185,355	$ 301	
Proceeds from Real Estate Joint Venture		**$ 5**			$ —	

Revenues increased by $51 million, or 17%, to $352 million in 2012. This increase is due primarily to an increase in non-strategic land sales ($137 million), offset in part by a decrease in the revenue from conservation sales ($52 million) and higher and better use / recreational properties ($44 million).

Revenues from the sale of large non-strategic timberlands was $209 million in 2012 compared to $103 million during 2011. During 2012 the company increased the sale of large non-strategic properties to take advantage of attractive prices and favorable demand from commercial timberland and institutional buyers. Additionally, the price per acre for large non-strategic timberlands can vary significantly due to the geographic location, the stocking level including timber species and age class distribution, the timber growing rates, and the demand and supply of wood fiber in the local market.

Revenues from small non-strategic sales during 2012 increased by $31 million to $58 million due primarily to selling a collection of approximately 11,000 acres to a single buyer during the second quarter and selling a 13,000 acre package during the fourth quarter. The demand for higher value rural real estate generally remains weak. We continue to experience favorable demand for lower value acreage in some regions of the country.

Revenues from the sale of conservation properties decreased due primarily to selling large parcels in two sales totaling 57,000 acres in Florida, Arkansas and Louisiana during 2011. Conservation sales vary significantly from period to period and are primarily impacted by government and not-for-profit funding, the limited number of conservation buyers, and the timing of our transactions. Additionally, the price per acre for conservation properties can vary significantly due to the geographic location and the rationale for the conservation designation.

Revenues from our higher and better use / recreational land sales decreased due primarily to selling approximately 21,400 (or 45%) fewer acres compared to 2011. Most of the reduction in acreage sold is the result of selling a large parcel of approximately 16,400 acres for approximately $30 million during 2011. Demand for higher and better use / recreational properties (especially our higher value properties) remains weak due to concerns over near-term real estate values, low consumer confidence, and the inability of buyers to secure debt financing. Additionally, many high net-worth buyers of large higher and better use / recreational parcels are waiting for indicators of recovery in the rural real estate market.

The timing of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability to obtain entitlements, the ability of buyers to obtain financing, the number of competing properties listed for sale, the seasonal nature of sales (particularly in the northern states), the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities, and the availability of government and not-for-profit funding (especially for conservation sales). Also, in any period the sales average will vary based on the location and physical characteristics of the parcels sold.

At December 31, 2012, the company owns approximately 6.4 million acres of timberlands. Included in the 6.4 million acres are approximately 850,000 acres of higher value timberlands which are expected to be sold over the next 15 years and 300,000 acres of non-strategic timberlands which are expected to be sold in smaller acreage transactions over the near and medium term ("small non-strategic"). Not included in the above 850,000 higher value acres and 300,000 small non-strategic acres are acres that are expected to be sold in large acreage transactions to commercial timberland buyers as opportunities arise ("large non-strategic"). We expect revenue from real estate sales during 2013 to range between $250 million and $300 million. While revenue from large non-strategic sales during 2012 was greater than 50% of total real estate revenue, in 2013 we expect revenues from large non-strategic sales to be less than 50% of total real estate revenue.

The Real Estate Segment operating income as a percent of revenue was 53% for the year ended December 31, 2012 compared to 65% for 2011. This decrease is due primarily to selling large non-strategic properties with significantly lower operating margins in 2012 compared to the margins generated in 2011. The majority of the acreage sold in 2012 was in lower value regions compared to the land sold during 2011 and most of the property sold in 2012 was acquired within the past decade and therefore had a higher book value than the property sold in 2011. Real Estate Segment costs and expenses increased by $59 million to $165 million in 2012 due primarily to selling more acres during 2012 and selling large non-strategic property during 2012 with a higher book value compared to the book value of properties sold in 2011.

Manufactured Products Segment.

	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Sales Volume	**Average Sales Realization (A)**	Sales Volume	Average Sales Realization (A)
Lumber	**115,342 MBF**	**$ 532**	115,925 MBF	$ 518
Plywood	**199,356 MSF**	**$ 419**	172,433 MSF	$ 379
MDF	**199,482 MSF**	**$ 625**	160,144 MSF	$ 608

(A) Represents product prices at the mill level.

Revenues increased by $51 million, or 19%, to $324 million in 2012. This increase in revenues was due primarily to higher MDF sales volumes ($24 million), higher plywood sales volumes ($8 million), higher plywood prices ($8 million), higher MDF prices ($3 million), and higher lumber sales prices ($2 million).

MDF sales volume was 25% higher during 2012 compared to 2011 due primarily to an increase in demand and reduced supply. MDF demand increased from many of our industrial customers for products such as molding, architectural doors and store fixtures. The supply of MDF in North America has declined due primarily to lower imports and curtailed production at high cost domestic mills. The lower imports are primarily the result of foreign manufacturers targeting their production to more attractive global markets. Additionally, the reduced supply has allowed for modest MDF price increases during 2012. MDF average prices were 3% higher during 2012 compared to the prior year.

Plywood sales volume was 16% higher during 2012 compared to 2011 due primarily to a modest increase in demand and reduced supply. We have experienced improvement in demand from both our industrial (e.g., truck trailers) and commercial (e.g., concrete form) customers. The supply of plywood in North America has declined due primarily to a combination of domestic mill curtailments and many currently operating plywood plants not adding shifts to increase production. The reduced supply has allowed for plywood price increases during 2012 and, as a result, plywood average prices were 11% higher during 2012 compared to the prior year.

Manufactured Products Segment operating income was 9% of its revenues for 2012 compared to 5% of its revenues for 2011. The improvement in operating performance was due primarily to higher product prices along with an increase in MDF and plywood sales volume which allowed us to operate our facilities at volume levels that better optimize our production costs. Manufactured Products Segment costs and expenses increased by $37 million, or 14%, to $295 million due primarily to increased sales volumes.

Other Segment. Operating income decreased $2 million to $19 million in 2012 compared to 2011 due primarily to a payment of $2 million that we received during 2011 for the settlement of a dispute that related to certain mineral rights. The $2 million is recorded in our Other Segment and reported as Other Operating Income (Expense), net in our Consolidated Statements of Income. See Note 20 of the Notes to Consolidated Financial Statements.

Other Costs and Eliminations. Other costs and eliminations (which consists of corporate overhead and intercompany profit elimination) decreased operating income by $64 million during 2012 compared to $54 million during 2011. The increase of $10 million was due primarily to higher annual incentive compensation expense ($4 million), higher share-based compensation costs ($2 million) and higher corporate communications and information technology costs ($2 million).

The increase in share-based compensation expense is due primarily to fair value adjustments. We adjust the fair value of our liability associated with our value management plan quarterly based on our relative total shareholder return compared to the performance of several peer groups. See Note 14 of the Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses. Corporate overhead costs along with Segment specific selling, general, and administrative costs are reported in total on our Consolidated Statements of Income and decreased operating income by $116 million in 2012 compared to $106 million in 2011. This increase in expense of $10 million was due primarily to higher annual incentive compensation expense ($7 million), higher share-based compensation costs ($3 million), higher information technology costs ($2 million), and higher corporate communications costs ($1 million), offset in part, by a charitable contribution we made to a forest conservation fund in 2011 ($5 million).

Equity Earnings from Timberland Venture. Equity earnings increased $3 million in 2012 compared to 2011. This increase was due primarily to increased amortization of basis difference in 2012. The basis difference resulted from the difference between the beginning book basis in the venture (our historical cost) and our share of the equity in the net assets of the venture (the fair value at inception). Basis difference associated with standing timber is amortized into equity earnings as timber is harvested during the period and the basis difference associated with timberland is recognized in equity earnings in the period in which timberlands are sold by the Timberland Venture. See Note 17 of the Notes to Consolidated Financial Statements.

Interest Expense, net. Interest expense, net of interest income, was $140 million in 2012. This was essentially flat compared to 2011.

Provision (Benefit) for Income Taxes. The benefit for income taxes was $3 million for 2012 compared to a benefit for income taxes of $1 million in 2011. The benefit for income taxes increased $2 million from 2011 due primarily to higher expenses recognized by our taxable REIT subsidiaries along with lower earnings from real estate sales by our taxable REIT subsidiaries, offset in part by higher earnings from our manufacturing businesses.

Our determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing, nature and amount of future taxable income earned by certain wholly-owned subsidiaries. A valuation allowance is recognized if management believes it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. At December 31, 2012, we have recorded deferred tax assets of $65 million (net of a $9 million valuation allowance) and deferred tax liabilities of $39 million. Management believes that due to the reversal of various taxable temporary differences and/or the planned execution of prudent and feasible tax planning strategies, sufficient taxable income can be generated to utilize the company's remaining deferred tax assets for which a valuation allowance was determined to be unnecessary.

2011 COMPARED TO 2010

Northern Resources Segment.

	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Harvest Tons (millions)	Average Sales Realization	Harvest Tons (millions)	Average Sales Realization
Sawlog ($/Ton Delivered)	2.319	$ 69	2.134	$ 63
Pulpwood ($/Ton Delivered)	1.680	$ 41	1.823	$ 39
Total	3.999		3.957	

Revenues increased by $23 million, or 11%, to $233 million in 2011 compared to 2010. This increase was due primarily to higher sawlog prices ($15 million), higher sawlog harvest volumes ($11 million) and higher pulpwood prices ($4 million), partially offset by lower pulpwood harvest volumes ($5 million).

Sawlog prices were 10% higher in 2011 compared to 2010 due primarily to the increased demand from China for the export of sawlogs from the Pacific Northwest. The strong export demand favorably impacted domestic log prices by limiting the supply of domestic sawlogs. Export demand and sawlog prices declined moderately during the fourth quarter of 2011 due to high log inventories and a slowdown in China's economic growth. However, demand and prices remained strong compared to the prior year. Sawlog harvest volumes were 9% higher in 2011 compared to 2010 due primarily to the harvesting of volume that was previously deferred due to weak log prices. A portion of the previously deferred volume was harvested in 2011 to capture favorable export log prices.

Pulpwood prices were 6% higher in 2011 compared to 2010 due primarily to steady demand from paper mills and a reduced supply of wood chips as a result of lower regional lumber production. Pulpwood harvest volumes were 8% lower due primarily to accelerating pulpwood harvest volume in prior years to take advantage of favorable log prices.

Northern Resources Segment operating income was 10% of its revenues for 2011 and 6% of its revenues for 2010. This increase was due primarily to higher sawlog prices. Segment costs and expenses increased by $12 million, or 6%, to $209 million for 2011 due primarily to an increase in the log and haul rate per ton. On a per ton basis, costs increased 11% ($13 million) in 2011 compared to 2010 due primarily to more expensive harvesting methods, longer hauling distances, and higher fuel costs. During 2010, we primarily harvested from stands with below average logging and hauling costs due to weak log prices.

Southern Resources Segment.

	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Harvest Tons (millions)	Average Sales Realization	Harvest Tons (millions)	Average Sales Realization
Sawlog ($/Ton Stumpage)	4.969	$ 19	5.021	$ 23
Pulpwood ($/Ton Stumpage)	6.822	$ 9	6.446	$ 12
Total	11.791		11.467	

Revenues decreased by $18 million, or 5%, to $359 million in 2011 compared to 2010. This decrease was due primarily to lower pulpwood prices ($14 million), lower sawlog prices ($9 million) and lower sawlog harvest volumes ($3 million), partially offset by higher pulpwood harvest volumes ($10 million).

Pulpwood prices were 22% lower on a stumpage basis (8% lower on a delivered basis) in 2011 compared to 2010. This decrease was due primarily to unusually dry harvesting conditions for most of 2011 compared to unusually wet harvesting conditions in 2010. Also in 2010, pulpwood markets were impacted by the temporary supply-chain disruption resulting from the February 2010 earthquake in Chile.

Sawlog prices were 14% lower on a stumpage basis (6% lower on a delivered basis) in 2011 compared to 2010. This decrease was due primarily to an ample supply of logs as a result of favorable harvesting conditions, weak demand

and, to a lesser extent, selling a greater proportion of smaller diameter sawlogs. The demand for sawlogs remained weak throughout 2011 due primarily to near record low housing starts as a result of falling home prices, a sluggish U.S. economy and high unemployment.

Pulpwood harvest volumes were 6% higher in 2011 compared to 2010 and sawlog harvest volumes were 1% lower due primarily to relatively stronger pulpwood prices. While both pulpwood and sawlog prices were weak during 2011, pulpwood prices were relatively more favorable than sawlog prices.

Southern Resources operating income was 21% of its revenues for 2011 and 28% of its revenues for 2010. This decrease was due primarily to lower sawlog and pulpwood prices and higher log and haul costs. Segment costs and expenses increased by $15 million, or 6%, to $285 million due primarily to an increase in the cost of fuel. Log and haul costs on a per ton basis increased 7% ($11 million) in 2011 compared to 2010.

Real Estate Segment.

	Year Ended December 31, 2011			Year Ended December 31, 2010		
Property	**Acres Sold**	**Revenues (millions)**	**Revenue per Acre**	Acres Sold	Revenues (millions)	Revenue per Acre
Small Non-Strategic	**22,165**	**$ 27**	**$ 1,220**	63,235	$ 61	$ 970
Large Non-Strategic	**48,450**	**103**	**2,115**	24,310	32	1,320
Conservation	**67,425**	**70**	**1,050**	116,105	122	1,050
Higher and Better Use / Recreational	**47,295**	**96**	**2,015**	53,265	114	2,140
Development Properties	**20**	**—**	**6,405**	845	3	3,415
Conservation Easements	**n/a**	**5**	**460**	n/a	4	455
Subtotal	**185,355**	**$ 301**		257,760	$ 336	

Revenues decreased by $35 million to $301 million in 2011. This decrease was due primarily to lower revenues from sales of conservation properties ($52 million), small non-strategic properties ($34 million) and higher and better use / recreational properties ($18 million), offset in part by an increase in revenue from the sale of large non-strategic properties ($71 million).

Revenues from the sale of conservation properties decreased as a result of selling fewer acres. Conservation properties sold during 2011 consisted primarily of two sales totaling approximately 57,000 acres in Florida, Arkansas, and Louisiana. In comparison, during 2010 we sold approximately 70,000 acres in the third and final phase of a 310,000 acre multi-year conservation sale in Montana and approximately 35,000 acres from two conservation properties in Wisconsin and Arkansas. Conservation sales vary significantly from period to period and are primarily impacted by government and not-for-profit funding, the limited number of conservation buyers, and the timing of our transactions. Additionally, the price per acre for conservation properties can vary significantly due to the geographic location and the rationale for the conservation designation.

The decrease in small non-strategic acres sold during 2011 compared to 2010 was due primarily to an unusually large sale during the first quarter of 2010 when a collection of approximately 23,000 acres were sold to a single buyer.

Revenues from our higher and better use / recreational land sales decreased due primarily to selling approximately 6,000 (or 11%) fewer acres and to a lesser extent from a 5% lower average price per acre compared to sales in 2010. Demand for higher and better use / recreational properties (especially our higher value properties) remained weak due to concerns over near-term real estate values, low consumer confidence, and the inability of buyers to secure debt financing.

Revenue from the sale of large non-strategic timberlands was $103 million in 2011 compared to $32 million in 2010. The company took advantage of favorable demand for large parcels of commercial timberlands and increased the sale of large non-strategic properties.

The timing of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability to obtain entitlements, the ability of buyers to obtain financing, the number of competing properties listed for sale, the seasonal nature of sales (particularly in the northern states), the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities, and the availability of government and not-for-profit funding (especially for conservation sales). Also, in any period the sales average will vary based on the location and physical characteristics of the parcels sold.

The Real Estate Segment operating income as a percent of revenue was 65% for the year ended December 31, 2011 compared to 54% for 2010. This increase was due primarily to selling large and small non-strategic acres at a higher price per acre in 2011 compared to 2010 and a low operating margin for the large conservation sale in Montana during the fourth quarter of 2010. Real Estate Segment costs and expenses decreased by $50 million to $106 million in 2011 due primarily to selling fewer acres.

Manufactured Products Segment.

	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Sales Volume	**Average Sales Realization** [(A)]	Sales Volume	Average Sales Realization [(A)]
Lumber	**115,925 MBF**	**$ 518**	116,090 MBF	$ 507
Plywood	**172,433 MSF**	**$ 379**	172,716 MSF	$ 378
MDF	**160,144 MSF**	**$ 608**	157,017 MSF	$ 606

(A) Represents product prices at the mill level.

Revenues increased by $8 million, or 3%, to $273 million in 2011 compared to 2010. This increase was due primarily to higher freight charges ($3 million), higher MDF sales volume ($2 million), and higher lumber prices ($1 million). Freight charges are included in both Revenues and Costs of Goods Sold. In 2011, the Manufactured Products Segment continued to be impacted by weakness in the U.S. housing market and very low levels of demand for wood products.

Manufactured Products Segment operating income was 5% of its revenues for 2011 compared to 9% of its revenues for 2010. This decrease in operating performance was due primarily to increased manufacturing costs and a gain from the sale of certain lumber manufacturing assets during 2010. The $2 million gain on sale is included in Other Operating Income (Expense), net in the Consolidated Statements of Income for 2010. Manufactured Products Segment costs and expenses increased by $17 million, or 7%, to $258 million for 2011 due primarily to higher raw materials costs ($7 million) and increased freight charges ($3 million). For 2011, higher raw materials costs consisted mostly of higher resin costs at MDF ($4 million), higher costs of operating supplies to produce specialty plywood products ($2 million) and higher log costs ($1 million).

Other Segment. Operating income decreased $2 million to $21 million in 2011 compared to 2010 due primarily to a $5 million operating gain in connection with the termination of a land lease (primarily for the release of mineral rights) in 2010. Partially offsetting the decrease in operating income was a payment of $2 million that we received during 2011 for the settlement of a dispute that related to certain mineral rights. The $2 million and $5 million gains were recorded in our Other Segment and reported as Other Operating Income (Expense), net in our Consolidated Statements of Income. See Note 20 of the Notes to Consolidated Financial Statements.

Other Costs and Eliminations. Other costs and eliminations (consisting of corporate overhead and intercompany profit elimination) decreased operating income by $54 million during 2011 compared to $50 million during 2010. The increase of $4 million was due primarily to higher share-based compensation costs ($3 million) and higher legal and regulatory compliance costs ($2 million).

The increase in share-based compensation expense was due primarily to fair value adjustments. We adjust the fair value of our liability associated with our value management plan quarterly based on our relative total shareholder return compared to the performance of several peer groups.

Selling, General and Administrative Expenses. Corporate overhead costs along with Segment specific selling, general and administrative costs are reported in total on our Consolidated Statements of Income and decreased operating income by $106 million in 2011 compared to $95 million in 2010. This increase in expense of $11 million was due primarily to a charitable contribution we made to a forest conservation fund ($5 million) in 2011, higher compensation expenses ($2 million) and higher legal and regulatory compliance costs ($2 million).

Interest Expense, net. Interest expense, net of interest income, was $139 million in 2011. This was essentially flat compared to 2010.

Provision (Benefit) for Income Taxes. The benefit for income taxes was $1 million for 2011 compared to a provision for income taxes of $1 million in 2010. This decrease in tax expense of $2 million was due primarily to a $9 million decrease in operating income from our manufacturing business during 2011 compared to 2010 (resulting in lower tax expense of $4 million), offset in part by a valuation allowance recorded during 2011. We recorded a valuation allowance for certain state net operating loss carryforwards and other associated deferred tax assets for which we do not believe it is more likely than not they will be realized in future periods. Our total valuation allowance increased from $0 to $8 million for 2011. Of the total valuation allowance, $3 million related to deferred tax assets that were recognized by the company in previous years. The remainder of the valuation allowance was offset against deferred tax assets that were recognized in 2011, and therefore, had no impact on the Provision (Benefit) for Income Taxes.

Financial Condition and Liquidity

Our cash flows from operations are impacted by the cyclical nature of the forest products industry and by general economic conditions in the United States, including interest rate levels and availability of financing. We generate cash primarily from sales of delivered logs and standing timber, sales of our finished manufactured wood products, and sales of our timberlands. Our principal cash requirements are primarily for:

- expenditures for logging and hauling of logs,
- employee compensation and related benefits,
- purchases of logs, fiber and other raw materials used in our manufacturing facilities,
- reforestation, silviculture, road construction and road maintenance on our timberlands, and
- energy and operating expenditures to run our manufacturing facilities.

Our Resources and Manufactured Products Segments have significant uses of cash, and as a result our operating income (excluding depletion and depreciation) approximates the Segment's operating cash flow. In contrast, our cash outflows in our Real Estate Segment are very small, and as a result our revenues from this Segment approximate operating cash flows. In our Other Segment, cash may be received in upfront payments, such as lease bonuses, but revenues will be recognized over several reporting periods (quarters or years). We have summarized our sources and uses of cash in a table later in this section.

During 2012, our operating results and cash flow continued to be negatively impacted by the weak housing and real estate markets. Net cash provided by operating activities for 2012 was $353 million compared to $374 million for 2011. This decrease of $21 million was due primarily to the purchase of an eight-year timber deed ($98 million), partially offset by higher proceeds from real estate sales, higher harvest levels, and improved manufacturing results. In anticipation of future increases in log prices, we expect net cash provided by operating activities in 2013 to improve by between 5% and 20% over the amount generated in 2012. While we do not expect to have timber deed purchases of similar magnitude ($98 million) in 2013, we expect lower proceeds from real estate sales. Proceeds from real estate sales in 2013 are expected to range between $250 million and $300 million compared to proceeds of $352 million in 2012.

We also prepare annual Segment comparisons of Adjusted EBITDA, which is a supplemental non-GAAP measure of operating performance and liquidity. Adjusted EBITDA for 2012 was $530 million compared to Adjusted EBITDA of $446 million for 2011. See Performance and Liquidity Measures (Non-GAAP Measures) later in this section.

During 2012, we refinanced a $350 million maturing term credit agreement with a new $450 million term credit agreement, refinanced our revolving line of credit and increased capacity by $100 million, and issued $325 million of 3.25% Public Debt, all of which were obtained at very attractive interest rates. A portion of the proceeds from these borrowings was used to fund timber deed and mineral rights acquisitions. The remaining proceeds will be used to fully fund our 2013 scheduled debt principal payments of $250 million.

We ended 2012 with a strong balance sheet; we had a cash balance of $356 million and availability on our line of credit of $595 million. We believe that our cash flows from operating activities will be adequate to fund 2013 planned capital expenditures and our dividend.

Cash Flow

The following table summarizes total cash flows for operating, investing and financing activities for the **years ended December 31** (in millions):

	2012	2011	2010
Net Cash Provided By Operating Activities	**$ 353**	$ 374	$ 449
Net Cash Used In Investing Activities	**(167)**	(171)	(58)
Net Cash Used In Financing Activities	**(84)**	(201)	(438)
Change in Cash and Cash Equivalents	**$ 102**	$ 2	$ (47)

Cash Flows from Operating Activities. Net cash provided by operating activities for the year ended December 31, 2012 totaled $353 million compared to $374 million in 2011. The decrease of $21 million is due primarily to the acquisition of a timber deed ($98 million) and lower proceeds from the sale of oil and gas exploration rights ($16 million), offset in part by higher proceeds from real estate sales ($48 million) and higher operating income from our Southern Resources and our Manufactured Products Segments, which improved cash generation compared to 2011 ($48 million). See Results of Operations for a discussion of factors impacting operating income for our Resources and Manufactured Products Segments and factors impacting Real Estate proceeds for our Real Estate Segment.

During 2012 we received proceeds of $5 million compared to proceeds of $21 million during 2011 in connection with signing various long-term agreements granting the right to explore for and produce oil and gas on certain of our properties.

In January 2012, we purchased a timber deed in the Southern Resources Segment for $103 million, $5 million of which was paid as a deposit in December 2011. The timber deed encompasses approximately 4.7 million tons of standing timber which, along with future growth, will be harvested over the eight-year term of the deed. The timber deed purchase price has been reflected in our Consolidated Statements of Cash Flows as an outflow under Cash Provided by Operating Activities.

Net cash provided by operating activities for the year ended December 31, 2011 totaled $374 million compared to $449 million in 2010. This decrease of $75 million is due primarily to a combined $32 million decrease in operating income from both of our Resources Segments and our Manufactured Products Segment, net lower proceeds from real estate sales of $29 million, and a $13 million Federal income tax refund received in 2010. See Results of Operations for a discussion of the factors impacting operating income for our Resources and Manufactured Products Segments and factors impacting real estate proceeds for our Real Estate Segment.

In 2010, we received a $13 million Federal income tax refund as a result of the Worker, Homeownership and Business Assistance Act of 2009, which allowed our taxable REIT subsidiaries to carry back net operating losses and amend previously filed tax returns. During 2011, we received less than $1 million in Federal income tax refunds.

Capital Expenditures. Capital expenditures were as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Capital Expenditures (Excluding Timberland Acquisitions)	**$ 72**	$ 70	$ 71
Expenditures for Real Estate Development	**4**	3	2
Total Capital Expenditures	**$ 76**	$ 73	$ 73

Planned capital expenditures for 2013 (excluding timberland and mineral acquisitions) are expected to range between $75 million and $80 million and include approximately $64 million for our timberlands, $6 million for our manufacturing facilities, $5 million for real estate development investments, and $5 million for investments in information technology. The timberland expenditures are primarily for reforestation and other expenditures associated with the planting and growing of trees. Approximately 55% of planned capital expenditures in 2013 are discretionary, primarily expenditures for silviculture. Capital expenditures at our manufacturing facilities consist primarily of expenditures to sustain operating activities. Expenditures for Real Estate Development are included in Other Operating Activities, net on the Consolidated Statements of Cash Flows.

Timberland Acquisitions. During 2012, the company acquired approximately 13,000 acres of timberlands primarily located in Georgia and South Carolina for a total of $18 million. These purchases were funded with cash and have been accounted for as asset acquisitions. During 2011, the company acquired approximately 59,000 acres of timberlands primarily located in Alabama and Georgia for a total of $89 million. These purchases were financed primarily from our line of credit and have been accounted for as asset acquisitions. There were no significant timberland acquisitions in 2010.

Mineral Rights Acquisitions. In December 2012, we acquired mineral rights in approximately 144 million tons of aggregate reserves at four quarries in South Carolina for approximately $76 million. We are entitled to an overriding royalty in connection with the gross proceeds from the sale of crushed stone from these quarries. The purchase was financed from our 2012 public debt offering and has been accounted for as an asset acquisition. During 2011, we acquired mineral reserves in Oregon for approximately $12 million.

Future Cash Requirements. Cash required to meet our future financial needs will be significant. In 2013, we have $250 million of scheduled debt principal payments that we intend to fund with the proceeds from our 2012 public debt offering (See discussion in Borrowings). We believe that our cash flows from operating activities will be more than adequate to fund 2013 planned capital expenditures and our dividend.

Sources and Uses of Cash. The following table summarizes our sources and uses of cash for the **years ended December 31** (in millions):

	2012	2011	2010
Sources of Cash:			
Operations [(A)]	**$ 404**	$ 337	$ 402
Changes in Working Capital	**15**	(8)	(4)
Cash Distributions from Timberland Venture	**56**	56	57
Cash from Stock Option Exercises	**18**	10	2
Cash from Sale of Properties and Other Assets	**—**	—	13
Increase Debt Obligations, net	**171**	87	—
Other Cash Changes, net [(B)]	**(1)**	—	2
Total Sources of Cash	**663**	482	472
Uses of Cash:			
Returned to Stockholders:			
Dividends	**(272)**	(272)	(272)
Common Stock Repurchases	**(1)**	(26)	(51)
Reinvest in the Business:			
Timber Deed Acquired	**(98)**	(5)	—
Capital Expenditures, including Real Estate Development [(C)]	**(76)**	(73)	(73)
Timberlands Acquired	**(18)**	(89)	—
Mineral Rights Acquired	**(76)**	(12)	—
Meet our Pension Obligations:			
Pension Contributions	**(20)**	(3)	(4)
Purchases of Marketable Securities	**—**	—	(2)
Reduce Debt Obligations, net	**—**	—	(117)
Total Uses of Cash	**(561)**	(480)	(519)
Change in Cash and Cash Equivalents	**$ 102**	$ 2	$ (47)

[(A)] Calculated from the Consolidated Statements of Cash Flows by adding Depreciation, Depletion and Amortization, Basis of Real Estate Sold, Equity Earnings from Timberland Venture, Gain on Sales of Properties and Other Assets, Loss on Extinguishment of Debt, Deferred Revenue from Long-Term Gas Leases (Net of Amortization), Deferred Income Taxes and Other Operating Activities (excluding Expenditures for Real Estate Development - see discussion in Footnote C below) to Net Income.

[(B)] From the Consolidated Statements of Cash Flows, Other Investing Activities.

[(C)] See Capital Expenditures section above for calculation. Expenditures for Real Estate Development are included in Other Operating Activities, net.

Borrowings

Debt Financing. We strive to maintain a balance sheet that provides the financial flexibility to pursue our strategic objectives. In order to maintain this financial flexibility, our objective is to maintain an investment grade credit rating. This is reflected in our moderate use of debt, established access to credit markets and no material covenant restrictions in our debt agreements that would prevent us from prudently using debt capital. All of our borrowings, except for the Note Payable to Timberland Venture, are made by Plum Creek Timberlands, L.P., the company's wholly-owned operating partnership ("the Partnership"). Furthermore, all of the outstanding indebtedness of the Partnership is unsecured.

Line of Credit. We have a $700 million revolving line of credit agreement that matures in April 2017. Subject to customary covenants, the line of credit allows for borrowings from time to time up to $700 million, including up to $100 million of standby letters of credit. Borrowings on the line of credit fluctuate daily based on cash needs. The interest rate on the line of credit is currently LIBOR plus 1.25%, including the facility fee. This rate can range from LIBOR plus 1% to LIBOR plus 2% depending on our debt ratings.

The weighted-average interest rate for the borrowings on the $700 million line of credit was 1.43% as of December 31, 2012. The weighted-average interest rate on our previous $600 million line of credit was 1.96% as of December 31, 2011. As of December 31, 2012, we had $104 million of borrowings and $1 million of standby letters of credit outstanding; $595 million remained available for borrowing under our line of credit. As of January 2, 2013, all of the borrowings outstanding under our line of credit were repaid.

Term Credit Agreements. In 2012, we borrowed $450 million under a new term credit agreement and used a portion of the proceeds to repay the $350 million principal balance for the previous term credit agreement on the date of its maturity. The remaining proceeds were used to repay $100 million of borrowings outstanding under our line of credit. The $450 million term credit agreement matures on April 3, 2019 and had an interest rate of 1.71% as of December 31, 2012. The interest rate on the $450 million term credit agreement is based on LIBOR plus 1.50%. The interest rate on the previous $350 million term credit agreement was 0.65% as of December 31, 2011.

We receive patronage refunds under the $450 million term credit agreement. Patronage refunds are distributions of profits from banks in the farm credit system, which are cooperatives that are required to distribute profits to their members. During 2012, we recorded $2 million in expected patronage distributions, which resulted in an effective net interest rate on the term loan of approximately 1%. The term loan agreement is subject to covenants that are substantially the same as those of our revolving line of credit. The agreement allows for prepayment of the borrowings at any time prior to the maturity date without premium or penalty.

Senior Notes. The company has outstanding Senior Notes with various maturities and fixed interest rates. As of December 31, 2012, the company had $260 million aggregate principal amount of Senior Notes outstanding that are privately placed borrowings with various lenders ("Private Debt"). Substantially all of the Private Debt matures in 2013, except for approximately $10 million that matures serially in 2014 through 2016.

As of December 31, 2012, the company had publicly issued and outstanding approximately $1.4 billion aggregate principal amount of Senior Notes ("Public Debt"). The Public Debt is issued by the Partnership and is fully and unconditionally guaranteed by Plum Creek Timber Company, Inc. This amount includes $458 million of 5.875% Public Debt which matures in 2015, $575 million of 4.70% Public Debt which matures in 2021 and $325 million of 3.25% Public Debt which matures in 2023. The $325 million of 3.25% Public Debt was issued by the Partnership in November 2012 to fund the 2013 maturities of Private Debt and finance the acquisition of certain mineral rights.

The Senior Notes are redeemable prior to maturity; however, they are subject to a premium on redemption, which is based upon interest rates of U.S. Treasury securities having similar average maturities. The premium that would have been due upon early retirement approximated $242 million at December 31, 2012 and $237 million at December 31, 2011.

The Public Debt is structurally subordinated to all debt and liabilities of the Partnership's subsidiaries to the extent of the value of the assets at the subsidiaries. At December 31, 2012, the total amount of debt and liabilities of the Partnership's subsidiaries was $260 million, all of which was unsecured. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution, winding up of the Partnership's business or other similar process, the assets of the Partnership's subsidiaries will be available to pay the amounts due on the Public Debt only after the indebtedness of the Partnership's subsidiaries has been repaid in full.

Senior Notes outstanding, including unamortized discount, consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Senior Notes		
Public Debt	**$ 1,353**	$ 1,029
Private Debt	**260**	263
Total Senior Notes	**$ 1,613**	$ 1,292

Plum Creek Timber Company, Inc. and the Partnership have filed a shelf registration statement with the Securities and Exchange Commission. Under the shelf registration statement, Plum Creek Timber Company, Inc., from time to time, may offer and sell any combination of preferred stock, common stock, depositary shares, warrants and guarantees, and the Partnership, from time to time, may offer and sell debt securities. The company and the Partnership intend to maintain a shelf registration statement with respect to such securities.

Note Payable to Timberland Venture. The company has a $783 million note payable to a timberland venture (a related party). The annual interest rate on the note payable is fixed at 7.375%. During the ten-year term of the note, interest is paid quarterly with the principal due upon maturity. The note matures on October 1, 2018 but may be extended until October 1, 2020 at the election of Plum Creek. The note is not redeemable prior to maturity. The note is structurally subordinated to all other indebtedness of the company at December 31, 2012. See Notes 10 and 17 of the Notes to Consolidated Financial Statements.

Debt Principal Payments. The table below summarizes the debt principal payments made for the **years ended December 31** (in millions):

	2012	2011	2010
Private Debt	**$ 3**	$ 95	$ 269
Term Credit Agreement	**350**	—	250
Total	**$ 353**	$ 95	$ 519

During 2010, the company prepaid approximately $213 million of Private Debt principal. This prepayment resulted in a $13 million loss. The $13 million loss for the year ended December 31, 2010 is classified as Loss on Extinguishment of Debt in the Consolidated Statements of Income.

Debt Covenants. Our Senior Notes, Term Credit Agreement and Line of Credit contain various restrictive covenants, none of which are expected to materially impact the financing of our ongoing operations. We are in compliance with all of our borrowing agreement covenants as of December 31, 2012.

Our Line of Credit and Term Credit Agreement require that we maintain certain interest coverage and maximum leverage ratios. We have no covenants and restrictions associated with changes in our debt ratings. Furthermore, there are no material covenants associated with our Note Payable to Timberland Venture, and this indebtedness is not considered in computing any of our debt covenants since the debt is an obligation of Plum Creek Timber Company, Inc. and not the Partnership.

The borrowing agreements for the Private Debt include limitations on the incurrence of indebtedness, making restricted payments (such as payments of cash dividends or stock repurchases), harvest levels and sales of assets. The restricted payments covenant is based on a computation of "available cash," which is generally our net income (excluding gains on the sale of capital assets) after adjusting for non-cash charges (such as depreciation and depletion), changes in various reserves, less capital expenditures and principal payments on indebtedness that are not financed. Additionally, the amount of available cash may be increased by the amount of proceeds from the sale of higher and better use properties and, under certain circumstances, by 50% of the amount of net proceeds from the sale of other assets. At

December 31, 2012, our entire cash balance of $356 million is available to make restricted payments. See Note 10 of the Notes to Consolidated Financial Statements.

As of December 31, 2012, we can borrow the entire amount available under our Line of Credit, and we expect to be able to incur at least this level of additional indebtedness for the next twelve months.

Equity

Dividends. On February 5, 2013, the Board of Directors declared a dividend of $0.42 per share, or approximately $68 million, which will be paid on March 1, 2013 to stockholders of record on February 15, 2013. Future dividends will be determined by our Board of Directors, in its sole discretion, based on consideration of a number of factors. The primary factors considered by the Board in declaring the current dividend amount were current quarter and full year cash flow and operating results, as measured by Funds from Operations (defined as net income plus non-cash charges for depletion, depreciation and amortization, and the cost basis of land sales), along with the amount of cash on hand. In addition, the Board also considers the following factors when determining dividends: the company's capital requirements; economic conditions; tax considerations; debt covenant restrictions that may impose limitations on the company's ability to make cash payments; borrowing capacity; changes in the prices of, and demand for, our products; changes in our ability to sell timberlands at attractive prices; and the appropriate timing of timber harvests, acquisition and divestiture opportunities, stock repurchases, debt repayment and other means by which the company could deliver value to its stockholders.

Share Repurchases. Plum Creek's Board of Directors has authorized a common stock repurchase program that may be increased from time to time at the Board of Directors' discretion. At December 31, 2012, $175 million is available for share repurchases under the current Board of Directors' authorization. See Note 12 of the Notes to Consolidated Financial Statements.

Performance and Liquidity Measures (Non-GAAP Measures)

For a discussion of the factors impacting our operating performance, see the discussion included in this Item under Results of Operations. For a discussion of the factors impacting our liquidity, see the discussion included previously in Item 7 under Financial Condition and Liquidity. We have included the following Non-GAAP measurements because we believe these are commonly used by investors, lenders and rating agencies to assess our financial performance.

Adjusted EBITDA. We define Adjusted EBITDA as earnings from continuing operations, excluding equity method earnings, and before interest, taxes, depreciation, depletion, amortization, and basis in lands sold. Adjusted EBITDA is not considered a measure of financial performance under U.S. generally accepted accounting principles (U.S. GAAP) and the items excluded from Adjusted EBITDA are significant components of our consolidated financial statements.

We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period, and each business segment's contribution to that performance, by eliminating non-cash charges to earnings, which can vary significantly by business segment. These non-cash charges include timber depletion, depreciation of fixed assets and the basis in lands sold. We also use Adjusted EBITDA as a supplemental liquidity measure because we believe it is useful in measuring our ability to generate cash.

The following table compares Adjusted EBITDA by segment for the **years ended December 31** (in millions):

	2012	2011	2010
Adjusted EBITDA by Segment			
Northern Resources	**$ 46**	$ 50	$ 41
Southern Resources	**157**	125	157
Real Estate	**326**	274	314
Manufactured Products	**44**	28	36
Other	**20**	21	23
Other Costs and Eliminations, net	**(63)**	(52)	(48)
Total Adjusted EBITDA	**$ 530**	$ 446	$ 523

The following schedules provide a reconciliation of Adjusted EBITDA to net income and net cash from operating activities, the most directly comparable U.S. GAAP performance and liquidity measures, for the **years ended December 31** (in millions):

	2012			
	Operating Income	Depreciation, Depletion and Amortization	Basis of Real Estate Sold	Adjusted EBITDA
By Segment				
Northern Resources	$ 20	$ 26	$ —	$ 46
Southern Resources	90	67	—	157
Real Estate	187	1	138	326
Manufacturing	29	15	—	44
Other	19	1	—	20
Other Costs and Eliminations	(65)	1	—	(64)
Other Unallocated Operating Income (Expense), net	1	—	—	1
Total	$ 281	$ 111	$ 138	$ 530
Reconciliation to Net Income(1)				
Equity Earnings from Timberland Venture	59			
Interest Expense	(140)			
(Provision) Benefit for Income Taxes	3			
Net Income	$ 203			
Reconciliation to Net Cash Provided By Operating Activities				
Net Cash Flows from Operations				$ 353
Interest Expense				140
Amortization of Debt Costs				(3)
Provision / (Benefit) for Income Taxes				(3)
Distributions from Timberland Venture				(56)
Deferred Income Taxes				3
Gain on Sale of Properties and Other Assets				—
Deferred Revenue from Long-Term Gas Leases				8
Timber Deed Acquired				98
Pension Plan Contributions				20
Working Capital Changes				(15)
Other				(15)
Adjusted EBITDA				$ 530

(1) Includes reconciling items not allocated to segments for financial reporting purposes.

	2011			
	Operating Income	Depreciation, Depletion and Amortization	Basis of Real Estate Sold	Adjusted EBITDA
By Segment				
Northern Resources	$ 24	$ 26	$ —	$ 50
Southern Resources	74	51	—	125
Real Estate	195	2	77	274
Manufacturing	15	13	—	28
Other	21	—	—	21
Other Costs and Eliminations	(55)	2	—	(53)
Other Unallocated Operating Income (Expense), net	1	—	—	1
Total	$ 275	$ 94	$ 77	$ 446
Reconciliation to Net Income[(1)]				
Equity Earnings from Timberland Venture	56			
Interest Expense	(139)			
(Provision) Benefit for Income Taxes	1			
Net Income	$ 193			
Reconciliation to Net Cash Provided By Operating Activities				
Net Cash Flows from Operations				$ 374
Interest Expense				139
Amortization of Debt Costs				(2)
Provision / (Benefit) for Income Taxes				(1)
Distributions from Timberland Venture				(56)
Deferred Income Taxes				—
Gain on Sale of Properties and Other Assets				—
Deferred Revenue from Long-Term Gas Leases				(11)
Timber Deed Acquired				5
Pension Plan Contributions				3
Working Capital Changes				8
Other				(13)
Adjusted EBITDA				$ 446

(1) Includes reconciling items not allocated to segments for financial reporting purposes.

	2010			
	Operating Income	Depreciation, Depletion and Amortization	Basis of Real Estate Sold	Adjusted EBITDA
By Segment				
Northern Resources	$ 13	$ 28	$ —	$ 41
Southern Resources	107	50	—	157
Real Estate	180	2	132	314
Manufacturing	24	12	—	36
Other	23	—	—	23
Other Costs and Eliminations	(51)	2	—	(49)
Other Unallocated Operating Income (Expense), net	1	—	—	1
Total	$ 297	$ 94	$ 132	$ 523
Reconciliation to Net Income[1]				
Equity Earnings from Timberland Venture	57			
Interest Expense	(138)			
Gain (Loss) on Extinguishment of Debt	(13)			
(Provision) Benefit for Income Taxes	(1)			
Gain on Sale of Properties, net of tax	11			
Net Income	$ 213			
Reconciliation to Net Cash Provided By Operating Activities				
Net Cash Flows from Operations				$ 449
Interest Expense				138
Amortization of Debt Costs				(2)
Provision / (Benefit) for Income Taxes				1
Distributions from Timberland Venture				(57)
Deferred Income Taxes				(1)
Gain on Sale of Properties and Other Assets				2
Deferred Revenue from Long-Term Gas Leases				(3)
Timber Deed Acquired				—
Pension Plan Contributions				4
Working Capital Changes				4
Other				(12)
Adjusted EBITDA				$ 523

(1) Includes reconciling items not allocated to segments for financial reporting purposes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Approximately $2.4 billion (including $783 million of related party obligations) of Plum Creek's long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in market interest rates. We also have variable rate debt that is affected by changes in market interest rates. The following table presents contractual principal cash flows based upon maturity dates of the company's debt obligations and the related weighted-average contractual interest rates by expected maturity dates for the fixed and variable rate debt (in millions):

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value[A]
December 31, 2012								
Fixed Rate Debt								
Third Party Obligations								
Principal Due[B]	**$ 250**	**$ 3**	**$ 462**	**$ 4**	**$ —**	**$ 900**	**$ 1,619**	**$ 1,731**
Average Interest Rate[C]	**4.9%**	**4.8%**	**4.7%**	**4.2%**	**4.2%**	**4.0%**		
Related Party Obligations								
Principal Due						**$ 783**	**$ 783**	**$ 973**
Interest Rate						**7.4%**		
Variable Rate Debt[D]						**$ 450**	**$ 450**	**$ 450**

	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
December 31, 2011								
Fixed Rate Debt								
Third Party Obligations								
Principal Due[B]	3	$ 250	$ 3	$ 462	$ 3	$ 575	$ 1,296	$ 1,368
Average Interest Rate[C]	5.5%	5.4%	5.2%	5.2%	4.7%	4.7%		
Related Party Obligations								
Principal Due						$ 783	$ 783	$ 913
Interest Rate						7.4%		
Variable Rate Debt	$ 350						$ 350	$ 349

(A) The fair value of the company's Public Debt is estimated using market quotes; the fair value of the company's Private Debt with unrelated third parties is estimated using the same rates adjusted for the different maturities. The fair value of the company's Note Payable to Timberland Venture is estimated using the same rates as the Public Debt adjusted by an estimated risk premium for holding company debt and the different maturity. See Note 11 of the Notes to Consolidated Financial Statements. The increase in fair value of our fixed rate debt compared to December 31, 2011 (excluding related party debt) was due primarily to the issuance of $325 million of 3.25% Public Debt during 2012 and lower market interest rates for our Public Debt at December 31, 2012 compared to December 31, 2011. At December 31, 2012, treasury rates and credit spreads (the difference between corporate debt rates and treasury rates) for debt with similar maturities were lower compared to December 31, 2011, resulting in lower market interest rates. This change in market interest rates also resulted in the increase in fair value of our Note Payable to Timberland Venture at December 31, 2012.

The fair value of our floating rate term loan (variable rate debt) as of December 31, 2012 and December 31, 2011 was determined by adjusting the spread over LIBOR to a current market spread for comparable debt as of December 31, 2012 and December 31, 2011. The increase in fair value of our variable rate debt at December 31, 2012 was due to the issuance of the $450 million term credit agreement in 2012, from which a portion of the proceeds were used to repay the $350 million term credit agreement that was outstanding at December 31, 2011.

(B) Excludes unamortized discount of $6 million and $4 million at December 31, 2012 and 2011, respectively.

(C) Represents the average interest rate of total fixed rate debt (excluding related party debt) outstanding at the end of the period.

(D) On July 10, 2012, the company borrowed $450 million under a new term credit agreement and used a portion of the proceeds to repay the $350 million principal balance for the previous term credit agreement. As of December 31, 2012, the interest rate for the $450 million term credit agreement was 1.71%. The interest rate on the term credit agreement is based on LIBOR plus 1.50%. The company receives patronage refunds under the $450 million term credit agreement. Patronage refunds are distributions of profits from banks in the farm credit system, which are cooperatives that are required to distribute profits to their members. During 2012, the company recorded $2 million in expected patronage distributions, which resulted in an effective net interest rate on the term loan of approximately 1%. This agreement matures on April 3, 2019.

Not included in the above table are borrowings under our $700 million revolving line of credit of $104 million. As of December 31, 2012, the weighted-average interest rate on the $104 million of borrowings was 1.43%. The interest rate on the line of credit is based on LIBOR plus 1.25%, including the facility fee. This rate can range from LIBOR plus 1% to LIBOR plus 2% depending on our debt ratings. As of January 2, 2013, all of the borrowings under our line of credit were repaid.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PLUM CREEK TIMBER COMPANY, INC.
CONSOLIDATED STATEMENTS OF INCOME

(In Millions, Except Per Share Amounts)	Year Ended December 31, 2012	2011	2010
REVENUES:			
Timber	**$ 641**	$ 572	$ 569
Real Estate	**352**	301	336
Manufacturing	**324**	273	265
Other	**22**	21	20
Total Revenues	**1,339**	1,167	1,190
COSTS AND EXPENSES:			
Cost of Goods Sold:			
Timber	**498**	445	421
Real Estate	**157**	92	148
Manufacturing	**286**	250	236
Other	**2**	2	2
Total Cost of Goods Sold	**943**	789	807
Selling, General and Administrative	**116**	106	95
Total Costs and Expenses	**1,059**	895	902
Other Operating Income (Expense), net	**1**	3	9
Operating Income	**281**	275	297
Equity Earnings from Timberland Venture	**59**	56	57
Interest Expense, net:			
Interest Expense (Debt Obligations to Unrelated Parties)	**82**	81	80
Interest Expense (Note Payable to Timberland Venture)	**58**	58	58
Total Interest Expense, net	**140**	139	138
Loss on Extinguishment of Debt	**—**	—	(13)
Income before Income Taxes	**200**	192	203
Provision (Benefit) for Income Taxes	**(3)**	(1)	1
Income from Continuing Operations	**203**	193	202
Gain on Sale of Properties, net of tax	**—**	—	11
Net Income	**$ 203**	$ 193	$ 213
PER SHARE AMOUNTS:			
Income from Continuing Operations – Basic	**$ 1.25**	$ 1.19	$ 1.25
Income from Continuing Operations – Diluted	**$ 1.25**	$ 1.19	$ 1.24
Net Income per Share – Basic	**$ 1.25**	$ 1.19	$ 1.31
Net Income per Share – Diluted	**$ 1.25**	$ 1.19	$ 1.31
Dividends Declared – per Common Share Outstanding	**$ 1.68**	$ 1.68	$ 1.68
Weighted-Average Number of Shares Outstanding			
– Basic	**161.5**	161.7	162.1
– Diluted	**161.9**	162.0	162.3

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBER COMPANY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions)	Year Ended December 31, 2012	2011	2010
Net Income	$ 203	$ 193	$ 213
Other Comprehensive Income before Income Taxes:			
Defined Benefit Pension Plans:			
Actuarial Gain (Loss)	(2)	(31)	6
Plus: Amortization of Actuarial Loss Reclassified to Pension Expense	4	2	2
Unrealized Gains (Losses) on Grantor Trust Assets:			
Unrealized Holding Gains (Losses) Arising During Period	2	(1)	2
Less: Reclassification for Gains (Losses) Recognized in Net Income	—	—	—
Other Comprehensive Income (Loss) Before Tax	4	(30)	10
Income Tax Expense (Benefit) Related to Items of Other Comprehensive Income	1	(6)	2
Other Comprehensive Income (Loss) After Tax	3	(24)	8
Comprehensive Income	$ 206	$ 169	$ 221

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBER COMPANY, INC.
CONSOLIDATED BALANCE SHEETS

(In Millions, Except Per Share Amounts)	**December 31, 2012**	December 31, 2011
ASSETS		
Current Assets:		
Cash and Cash Equivalents	**$ 356**	$ 254
Accounts Receivable	**22**	28
Inventories	**49**	48
Deferred Tax Asset	**7**	5
Assets Held for Sale	**61**	103
Other Current Assets	**13**	15
	508	453
Timber and Timberlands, net	**3,363**	3,365
Mineral Rights, net	**87**	12
Property, Plant and Equipment, net	**127**	138
Equity Investment in Timberland Venture	**204**	201
Deferred Tax Asset	**19**	18
Investment in Grantor Trusts (at Fair Value)	**39**	36
Other Assets	**37**	36
Total Assets	**$ 4,384**	$ 4,259
LIABILITIES		
Current Liabilities:		
Current Portion of Long-Term Debt	**$ 248**	$ 352
Line of Credit	**104**	348
Accounts Payable	**26**	25
Interest Payable	**26**	26
Wages Payable	**29**	20
Taxes Payable	**9**	9
Deferred Revenue	**23**	27
Other Current Liabilities	**7**	8
	472	815
Long-Term Debt	**1,815**	1,290
Note Payable to Timberland Venture	**783**	783
Other Liabilities	**91**	108
Total Liabilities	**3,161**	2,996
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Preferred Stock, $0.01 Par Value, Authorized Shares – 75.0, Outstanding – None	**—**	—
Common Stock, $0.01 Par Value, Authorized Shares – 300.6, Outstanding (net of Treasury Stock) – 162.0 at December 31, 2012 and 161.3 at December 31, 2011	**2**	2
Additional Paid-In Capital	**2,288**	2,261
Retained Earnings (Accumulated Deficit)	**(97)**	(28)
Treasury Stock, at Cost, Common Shares – 26.9 at December 31, 2012 and 26.9 at December 31, 2011	**(938)**	(937)
Accumulated Other Comprehensive Income (Loss)	**(32)**	(35)
Total Stockholders' Equity	**1,223**	1,263
Total Liabilities and Stockholders' Equity	**$ 4,384**	$ 4,259

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBER COMPANY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In Millions)	Common Stock Shares	Common Stock Dollars	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
January 1, 2010	162.8	$ 2	$ 2,233	$ 110	$ (860)	$ (19)	$ 1,466
Net Income				213			213
Other Comprehensive Income						8	8
Dividends				(272)			(272)
Stock Option Exercises	0.1	—	2				2
Shares Issued under Stock Incentive Plans	0.1	—	1				1
Share-based Compensation			7				7
Common Stock Repurchased	(1.4)	—			(51)		(51)
December 31, 2010	161.6	$ 2	$ 2,243	$ 51	$ (911)	$ (11)	$ 1,374
Net Income				193			193
Other Comprehensive Income						(24)	(24)
Dividends				(272)			(272)
Stock Option Exercises	0.3	—	10				10
Shares Issued under Stock Incentive Plans	0.1	—	—				—
Share-based Compensation			8				8
Common Stock Repurchased	(0.7)	—			(26)		(26)
December 31, 2011	161.3	$ 2	$ 2,261	$ (28)	$ (937)	$ (35)	$ 1,263
Net Income				**203**			**203**
Other Comprehensive Income						**3**	**3**
Dividends				**(272)**			**(272)**
Stock Option Exercises	**0.6**	**—**	**18**				**18**
Shares Issued under Stock Incentive Plans	**0.1**	**—**	**—**				**—**
Share-based Compensation			**9**				**9**
Common Stock Repurchased	**—**	**—**			**(1)**		**(1)**
December 31, 2012	**162.0**	**$ 2**	**$ 2,288**	**$ (97)**	**$ (938)**	**$ (32)**	**$ 1,223**

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBER COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)	Year Ended December 31, 2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	**$ 203**	$ 193	$ 213
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:			
Depreciation, Depletion and Amortization	**114**	96	96
Basis of Real Estate Sold	**138**	77	132
Equity Earnings from Timberland Venture	**(59)**	(56)	(57)
Distributions from Timberland Venture	**56**	56	57
Deferred Income Taxes	**(3)**	—	1
Gain on Sale of Properties and Other Assets	**—**	—	(13)
Loss on Extinguishment of Debt	**—**	—	13
Deferred Revenue from Long-Term Gas Leases (Net of Amortization)	**(8)**	11	3
Timber Deed Acquired	**(98)**	(5)	—
Pension Plan Contributions	**(20)**	(3)	(4)
Working Capital Changes Impacting Cash Flow:			
Income Tax Receivable	**—**	(1)	13
Other Working Capital Changes	**15**	(7)	(17)
Other	**15**	13	12
Net Cash Provided By Operating Activities	**353**	374	449
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital Expenditures (Excluding Timberland Acquisitions)	**(72)**	(70)	(71)
Timberlands Acquired	**(18)**	(89)	—
Mineral Rights Acquired	**(76)**	(12)	—
Proceeds from Sale of Properties and Other Assets	**—**	—	13
Purchases of Marketable Securities	**—**	—	(2)
Other	**(1)**	—	2
Net Cash Used In Investing Activities	**(167)**	(171)	(58)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends	**(272)**	(272)	(272)
Borrowings on Line of Credit	**1,843**	1,921	1,783
Repayments on Line of Credit	**(2,087)**	(1,739)	(1,937)
Proceeds from Issuance of Long-Term Debt	**773**	—	575
Debt Issuance Costs	**(5)**	—	(7)
Principal Payments and Retirement of Long-Term Debt	**(353)**	(95)	(531)
Proceeds from Stock Option Exercises	**18**	10	2
Acquisition of Treasury Stock	**(1)**	(26)	(51)
Net Cash Used In Financing Activities	**(84)**	(201)	(438)
Increase (Decrease) In Cash and Cash Equivalents	**102**	2	(47)
Cash and Cash Equivalents:			
Beginning of Period	**254**	252	299
End of Period	**$ 356**	$ 254	$ 252
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash Paid (Received) During the Year for:			
Interest - Debt Obligations to Unrelated Parties	**$ 78**	$ 76	$ 80
Interest - Note Payable to Timberland Venture	**58**	58	58
Interest - Net	**$ 136**	$ 134	$ 138
Income Taxes - Net	**$ —**	$ —	$ (15)

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ACCOUNTING POLICIES

General. Plum Creek Timber Company, Inc. ("Plum Creek," "the company," "we," "us," or "our"), a Delaware Corporation, is a real estate investment trust, or "REIT", for federal income tax purposes. Plum Creek Timber Company, Inc. is also the parent company of its wholly-owned subsidiary Plum Creek Timberlands, L.P. ("the Partnership"), a Delaware Limited Partnership. At December 31, 2012, the company owned and managed approximately 6.4 million acres of timberlands in the Northwest, Southern and Northeast United States, and owned eight wood product conversion facilities in the Northwest United States (two of which have been curtailed). Included in the 6.4 million acres are approximately 850,000 acres of higher value timberlands, which are expected to be sold and/or developed over the next fifteen years for recreational, conservation or residential purposes. In addition, the company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold in smaller acreage transactions over the near and medium term. In the meantime, all of our timberlands continue to be managed productively in our business of growing and selling timber.

Basis of Presentation. The consolidated financial statements of the company include the accounts of Plum Creek Timber Company, Inc. and its subsidiaries. Intercompany transactions and accounts have been eliminated in consolidation. All transactions are denominated in United States dollars.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Concentrations. Annual revenues from the company's largest customer accounted for 7% of total annual revenues in 2012, 2011, and 2010. If adverse market conditions for wood products were to continue or worsen, the loss of this customer could have a significant effect on the company's results of operations.

Product Concentrations. Sales of the company's timber and wood products are dependent upon the economic conditions of the housing, repair and remodeling, industrial, and pulp and paper industries. Sales of the company's timberlands are dependent upon the general economic conditions in the United States, interest rates and the availability of buyer financing from financial institutions, not-for-profit organizations and government sources. As a result of these product concentrations, continued or worsening conditions in these markets could have a significant impact on the company's results of operations.

Revenue Recognition. Timber sales revenues are recognized when legal ownership and the risk of loss transfers to the purchaser and the quantity sold is determinable. The company sells timber under delivered log agreements as well as through sales of standing timber (or "stumpage"). For delivered sales, revenue, which includes amounts billed for shipping and handling (logging and hauling of timber), is recognized when the log is delivered to the customer. Stumpage is sold using pay-as-cut or timber deed sale agreements. Under a pay-as-cut sales contract, the purchaser acquires the right to harvest specified timber on a tract, at an agreed upon price per unit. The sale and any related advances are recognized as revenue as the purchaser harvests the timber on the tract. Under a timber deed sale, the buyer agrees to purchase and harvest specified timber on a tract of land over the term of the contract (usually less than 18 months). Unlike a pay-as-cut sales contract, risk of loss and title to the trees transfer to the buyer when the contract is signed. The buyer also pays the full purchase price when the contract is signed. Revenue from a timber deed sale is recognized when the contract is signed.

Revenues generated from the sale of lumber, plywood, medium density fiberboard ("MDF") and related by-products (primarily wood chips), and amounts billed for shipping and handling, are recognized at the time of delivery.

Revenue from the sale of real estate is recognized when the sale has been consummated, the buyer's initial and ongoing payments are adequate, the risks and rewards of owning the property have transferred to the buyer, and we have no continuing involvement with the property. For substantially all of our real estate sales, we receive the entire consideration in cash at closing ("Cash Sales"). Also at closing, the risks and rewards of ownership transfer to the

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

buyer and we do not have a continuing involvement in our properties after they are sold. We recognize revenue under the full accrual method for Cash Sales of real estate when the sale is consummated (i.e., at closing). On occasion, we receive a portion of the real estate sale consideration in the form of a note receivable. These sales ("Credit Sales") were 3% of total real estate sales during 2010. There were no Credit Sales during 2012 or 2011.

Under these circumstances, we use the full accrual method of recognizing revenue if the buyer's initial and continuing investment is adequate; otherwise, revenue is generally recognized under the cost recovery method or deposit method, depending on the circumstances. Revenue from real estate development projects is generally recognized under the full accrual method of accounting because sales generally do not commence until the project is completed. Broker commissions and closing costs of our Real Estate Segment are included in Cost of Goods Sold.

We occasionally sell timberlands to a single buyer under a multi-period contract covering a series of prescheduled closings and/or options. Under these multi-period contracts, once title and risk of loss have transferred to the buyer for individual properties, the properties sold cannot be returned for a refund. However, deposits for future closings under multi-period contracts may be refunded under certain circumstances. The company treats each closing under a multi-period arrangement as a separate sale. Revenue in connection with a multi-period contract is generally recognized at closing equal to the lesser of the non-refundable consideration received or an allocation of total consideration based on fair value.

Revenue generated from real estate sales includes the sale of higher value timberlands, non-strategic timberlands and large blocks of timberlands. In some of these transactions, the company sells timberlands that qualify for like-kind (tax-deferred) exchange treatment under the Internal Revenue Code. Substantially all of these sales involve a third party intermediary, whereby the third party intermediary receives proceeds related to the property sold and then reinvests the proceeds in like-kind property. The proceeds are recorded as revenue when the third party intermediary receives them. See "Like-Kind Exchanges".

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Substantially all of the cash and cash equivalents are invested in money market funds.

Accounts Receivable. Accounts receivable is presented net of an allowance for doubtful accounts of $0.3 million at December 31, 2012 and $0.4 million at December 31, 2011. Accounts are deemed past due based on payment terms. The allowance for doubtful accounts represents management's estimate and is based on historical losses, recent collection history, credit ratings of individual customers and existing economic conditions. Delinquent accounts are charged against the allowance for doubtful accounts to the extent and at the time they are deemed uncollectible.

Like-Kind Exchanges. Plum Creek may enter into like-kind (tax-deferred) exchange transactions to acquire and sell assets, principally timberlands. These transactions may include both forward (timberlands sold, followed by reinvestment of proceeds to acquire timberlands) and reverse (timberlands purchased, followed by receipt of proceeds from timberland sales) like-kind exchanges. The company uses a qualified escrow and/or trust account to facilitate like-kind exchange transactions. Funds from forward like-kind exchange transactions are restricted from being used until the funds are either successfully reinvested in timber and timberlands or the exchange fails and the proceeds are distributed to the company.

Inventories. Logs, work-in-process and finished goods are stated at the lower of cost or market using the average cost method. A separate lower of cost or market analysis is prepared for each product line (i.e. lumber, plywood and MDF). Net realizable value is determined based on actual selling prices at the end of the accounting period. Losses on firm purchase commitments for logs are recorded when the related manufactured finished products are expected to be sold at a loss based on current product prices. Supplies inventories are stated at cost. Costs for manufactured inventories include raw materials, labor, supplies, energy, depreciation and production overhead. Cost of log inventories include timber depletion, stumpage, associated logging and harvesting costs, road costs and production overhead.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Timber and Timberlands. Timber (including timber deeds and logging roads) and timberlands are stated at cost less accumulated depletion for timber previously harvested and accumulated road amortization. The company capitalizes timber and timberland purchases along with reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, fertilization, herbicide application and the thinning of tree stands to improve growth. The company presents timber and timberland purchases and the capitalized costs described above under Investing Activities on the Consolidated Statements of Cash Flows. A timber deed, also called timber cutting rights, allows the company to harvest timber on timberlands it does not own over a specific time period (currently less than 10 years). The company capitalizes timber deed acquisitions. The company presents timber deed acquisitions under Operating Activities on the Consolidated Statements of Cash Flows. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands (other than lease payments for the purchase of standing timber, in which case the payments are capitalized) and forest management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over 30 years. Costs for roads that are built to access multiple logging sites over numerous years are capitalized and amortized over 6 years. Costs for roads built to access a single logging site are expensed as incurred.

Costs attributable to timber harvested, or depletion, are charged against income as trees are harvested. Depletion rates are determined annually based on the relationship between net carrying value of the timber plus certain capitalizable silviculture costs expected to be incurred over the harvest cycle and total timber volume estimated to be available over the harvest cycle. The depletion rate does not include an estimate for either future reforestation costs associated with a stand's final harvest or future volume in connection with the replanting of a stand subsequent to its final harvest. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales.

Mineral Rights. Mineral rights are stated at cost less accumulated depletion. The company capitalizes the cost of obtaining mineral rights. A portion of the purchase price is charged against income (depletion expense) as we recognize royalty income from the sale of the products extracted from the quarries. Depletion rates are determined annually based on the relationship between the net carrying value of the mineral rights over the estimated remaining tons of mineral reserves.

Higher and Better Use Timberlands / Real Estate Development. We estimate that included in the company's 6.4 million acres of timberlands are approximately 850,000 acres of higher value timberlands, which are expected to be sold and/or developed over the next fifteen years for recreational, conservation or residential purposes. Included within the 850,000 acres of higher value timberlands are approximately 650,000 acres we expect to sell for recreational uses, approximately 125,000 acres we expect to sell for conservation and approximately 75,000 acres that are identified as having development potential. In the meantime, all of our timberlands continue to be managed productively in our business of growing and selling timber. Some of our real estate activities, including our real estate development business, are conducted through our wholly-owned taxable REIT subsidiaries.

Costs associated with a specific real estate project are capitalized when management estimates that it is probable that a project will be successful. Both external and internal expenditures directly associated with the specific real estate project are capitalized. The company will capitalize improvements and other development costs, including interest costs and property taxes, during the development period. General real estate development costs not related to a specific project and costs incurred before management has concluded that it is probable that a project will be successful (e.g. investigatory costs) are expensed as incurred. For real estate projects with multiple parcels, the company determines the cost of the individual lots sold by allocating the historical cost of the land, timber, development and common construction costs on a relative sales value.

Properties developed by the company will generally be low-intensity development limited to activities associated with obtaining entitlements. Capitalized real estate development costs, including the book basis in the related timber and timberlands associated with these developments, were $13 million at both December 31, 2012 and 2011. Substantially all of these properties are expected to be sold beyond one year and are included in Other Assets (non-current).

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Larger and more complicated projects needing more invested capital may be developed through third party ventures. These projects have a longer timeframe and are not expected to be sold in the near term. The capitalized development costs for these projects and the book basis of the related timber and timberlands are included in Timber and Timberlands as they are still managed for timber operations.

The book basis of timberlands that are considered held for sale are presented in the Consolidated Balance Sheet as Assets Held for Sale. The total book basis for assets held for sale was $61 million at December 31, 2012 and $103 million at December 31, 2011. Generally, timberlands that are under contract to sell or are listed for sale through an independent broker or by a taxable REIT subsidiary and are expected to be sold within the next year are considered assets held for sale. The book basis of timberlands that do not meet the held for sale criteria is included in Timber and Timberlands.

Accounting for Equity Method Investments. In 2008, the company contributed 454,000 acres of timberlands located in its Southern Resources Segment to a timberland venture in exchange for a $705 million preferred interest and a $78 million common interest. The company accounts for its interest in the Timberland Venture under the equity method of accounting. See Note 17 of the Notes to Consolidated Financial Statements.

Accounting for Unconsolidated Real Estate Joint Venture Arrangements. Under the terms of our current joint venture arrangement (entered into in 2006), the company received proceeds in connection with the sale of our land to the joint venture and will receive additional contingent consideration (i.e., joint venture earnings) as parcels of land are sold by the joint venture to unrelated third parties. Real estate revenue is recognized under the cost recovery method in connection with the sale of land to a joint venture. Under the cost recovery method, no profit is recognized until cash received from the buyer exceeds the book basis in the property sold. Proceeds in connection with the sale of land to the joint venture are recognized as Real Estate Revenue.

Joint venture earnings from the unconsolidated joint venture will be recognized under the equity method of accounting as a result of parcel sales by the joint venture to unrelated third parties. When they occur, joint venture earnings will be recognized as Equity Earnings from Real Estate Joint Ventures in our Consolidated Statements of Income.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost. Replacements of major units of property are capitalized, and the replaced units are retired. Replacement of minor components of property and repair and maintenance costs are charged to expense as incurred.

The company evaluates its long-lived assets for potential impairment whenever circumstances indicate the book basis of an asset group may not be recoverable. The company considers each of its manufacturing facilities to be a separate asset group based on identifiable cash flows.

All property, plant and equipment other than manufacturing machinery (for lumber, plywood and MDF) are depreciated using the straight-line method over the estimated useful lives of the related assets. Manufacturing machinery and equipment are depreciated on either a straight-line basis or a units-of-production basis, which approximates a straight-line basis. Useful lives are 19 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Leasehold improvements are depreciated over the lease term or estimated useful life, whichever is shorter. The cost and related accumulated depreciation of property sold or retired are removed from the accounts and any gain or loss is recorded. Depreciation expense, excluding impairment charges, was $22 million, $20 million, and $19 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Grantor Trusts. The company has a grantor trust that was established for deferred compensation and deferred Plum Creek shares. See Note 11 of the Notes to Consolidated Financial Statements. Deferred compensation assets, which include money market and mutual fund investments, are classified as "trading securities" and are carried at market value. Realized gains and losses and changes in unrealized gains and losses and a corresponding amount of compensation expense are recorded in the Consolidated Statements of Income.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Plum Creek maintains another grantor trust, which the company uses to fund its non-qualified pension plan obligation. See Notes 11 and 13 of the Notes to Consolidated Financial Statements. Money market and mutual fund investments held by this trust are classified as "available for sale securities." The investments are carried at market values on the company's Consolidated Balance Sheets. Realized gains and losses are recognized in the Consolidated Statements of Income; changes in unrealized gains and losses are recorded as other comprehensive income or loss, unless an other than temporary impairment has occurred, in which case an impairment loss is recognized in the Consolidated Statements of Income.

Shipping and Handling Costs. Costs incurred for the transportation of timber and manufactured products are included in Cost of Goods Sold.

Accounting for Share-Based Compensation. All share-based payments to employees are recognized in the income statement based on their fair values. The company uses the Black-Scholes-Merton option pricing model to value stock options and uses the grant date fair values, the closing market price for its common stock, to value other common stock awards of restricted stock and restricted stock units. The company also grants share-based awards that are classified and accounted for as liabilities. These awards are valued using a Monte Carlo simulation.

Other Operating Income. Periodically the company will recognize gains and losses from miscellaneous asset sales, litigation settlements and other items which are reported in our Consolidated Statements of Income as Other Operating Income (Expense), net. See Note 20 of the Notes to Consolidated Financial Statements.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2012 presentation. The reclassifications had no impact on operating income or net income.

During 2012, the company amended certain state income tax returns by filing on a unitary basis, which involves combining the REIT and its wholly-owned taxable REIT subsidiaries. The unitary state filings resulted in an additional deferred tax asset of $5 million, which was fully offset by an increase in the income tax valuation allowance. The change had no impact on the company's financial position, net income or cash flows in the current year or prior periods. The company has reflected the change as of the beginning of 2011 in the income tax footnote and the financial statements. See Note 7 of the Notes to Consolidated Financial Statements.

New Accounting Pronouncements

Fair Value Measurements and Disclosures. In 2011, the FASB amended fair value measurement and disclosure requirements. Among other things, the amendments changed certain disclosure requirements for fair value measurements. Upon adoption in 2012, the amendment having the most impact on the company relates to the fair value of debt disclosures. This amendment requires classification of the level within the fair value hierarchy and, for Level 2 and Level 3 measurements, a description of the valuation technique(s) and the inputs used in the fair value measurement, except that quantitative disclosures are not required. The amendments are effective for fiscal years and interim periods within those years, beginning on or after December 15, 2011. The adoption did not have a material impact on the company's financial position, results of operations or cash flows. See Note 11 of the Notes to Consolidated Financial Statements.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. EARNINGS PER SHARE

The following tables set forth the reconciliation of basic and diluted earnings per share for the **years ended December 31** (in millions, except per share amounts):

	2012	2011	2010
Income from Continuing Operations	**$ 203**	$ 193	$ 202
Gain on Sale of Properties, net of tax	**—**	—	11
Net Income Available to Common Stockholders	**$ 203**	$ 193	$ 213
Denominator for Basic Earnings per Share	**161.5**	161.7	162.1
Effect of Dilutive Securities – Stock Options	**0.3**	0.2	0.1
Effect of Dilutive Securities – Restricted Stock, Restricted Stock Units and Value Management Plan	**0.1**	0.1	0.1
Denominator for Diluted Earnings per Share – Adjusted for Dilutive Securities	**161.9**	162.0	162.3
Per Share Amounts – Basic:			
Income from Continuing Operations	**$ 1.25**	$ 1.19	$ 1.25
Gain on Sale of Properties, net of tax	**$ —**	$ —	$ 0.07
Net Income	**$ 1.25**	$ 1.19	$ 1.31
Per Share Amounts – Diluted:			
Income from Continuing Operations	**$ 1.25**	$ 1.19	$ 1.24
Gain on Sale of Properties, net of tax	**$ —**	$ —	$ 0.07
Net Income	**$ 1.25**	$ 1.19	$ 1.31

Basic and diluted per share amounts are computed independently for each caption presented. Therefore, the sum of the per share components from the table above may not equal the per share amount presented.

Under the company's Stock Incentive Plan (See Note 14 of the Notes to Consolidated Financial Statements), the company grants restricted stock units, which prior to vesting, are entitled to non-forfeitable cash payments equal to dividends paid on the company's common shares. These awards are considered participating securities for purposes of computing basic and diluted earnings per share.

Antidilutive options were excluded for certain periods from the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares. Antidilutive options were as follows for the **years ended December 31** (shares in millions):

	2012	2011	2010
Number of Options	**0.9**	1.5	2.0
Range of Exercise Prices	**$41.55 to $43.23**	$35.22 to $43.23	$33.75 to $43.23
Expiration on or before	**February 2021**	February 2021	February 2020

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. INVENTORIES

Inventories, accounted for using the lower of average cost or market, consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Raw Materials (primarily logs)	**$ 9**	$ 10
Work-In-Process	**2**	1
Finished Goods	**24**	24
	35	35
Supplies	**14**	13
Total	**$ 49**	$ 48

NOTE 4. TIMBER AND TIMBERLANDS

Timber and Timberlands consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Timber and Logging Roads, net	**$ 2,169**	$ 2,232
Timber Deed, net	**92**	5
Timberlands	**1,102**	1,128
Timber and Timberlands, net	**$ 3,363**	$ 3,365

During 2012, the company acquired approximately 13,000 acres of timberlands primarily located in Georgia and South Carolina for a total of $18 million. These purchases were funded with cash and have been accounted for as asset acquisitions. Timberland dispositions during 2012 were approximately 269,000 acres, of which 147,000 acres were located in the Northern Resources Segment and 122,000 acres were located in the Southern Resources Segment.

In January 2012, the company purchased a timber deed in the Southern Resources Segment for $103 million, $5 million of which was paid as a deposit in December 2011. The timber deed encompasses approximately 4.7 million tons of standing timber which along with future growth, will be harvested over the eight-year term of the deed. The timber deed purchase price has been reflected in the Consolidated Statements of Cash Flows as an outflow under Cash Provided by Operating Activities.

During 2011, the company acquired approximately 59,000 acres of timberlands primarily located in Alabama and Georgia for a total of $89 million. These purchases were financed primarily from our line of credit and have been accounted for as asset acquisitions. Timberland dispositions during 2011 were approximately 185,000 acres, of which 45,000 acres were located in the Northern Resources Segment and 140,000 acres were located in the Southern Resources Segment.

The company's Real Estate Segment revenue consists of sales of higher and better use timberlands and sales of non-strategic timberlands. Occasionally, timberlands are sold at a loss. Each potential real estate sale is evaluated for a possible impairment in accordance with the accounting for long-lived assets classified as held for sale. At December 31, 2012, the book basis of real estate held for sale was $61 million and was $103 million as of December 31, 2011. Impairment losses are included in Cost of Goods Sold for Real Estate in our Consolidated Statements of Income.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Impairment losses recorded for the potential sale of timberlands and the associated book basis after the impairment recognition were as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Impairment Losses	**$ —**	$ 1	$ 1
Book Basis of Property	**$ 4**	$ 7	$ 2

The fair value of the impaired assets was primarily determined based on external appraisals which were derived from a combination of comparable sales and discounted future cash flows.

NOTE 5. MINERAL RIGHTS

On December 31, 2012, the company acquired mineral rights in approximately 144 million tons of aggregate reserves at four quarries in South Carolina for approximately $76 million. The company is entitled to an overriding royalty in connection with the gross proceeds from the sale of crushed stone from these quarries. Our mineral rights expire after 40 years. The company estimates that annual depletion expense related to these mineral rights will be approximately $2 million for each of the next five years.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Land, Buildings and Improvements	**$ 88**	$ 86
Machinery and Equipment	**318**	315
	406	401
Accumulated Depreciation	**(279)**	(263)
Property, Plant and Equipment, net	**$ 127**	$ 138

NOTE 7. INCOME TAXES

Plum Creek has elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code. A REIT generally does not pay corporate-level income tax if it distributes 100% of its taxable income to shareholders and satisfies other organizational and operational requirements as set forth in the Internal Revenue Code. If a company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years.

Plum Creek operates as a REIT through various wholly-owned subsidiaries and a joint venture partnership. The activities of the operating partnerships and joint venture partnership consist primarily of sales of standing timber under pay-as-cut sales contracts. The book basis of the REIT's assets and liabilities exceeds its tax basis by approximately $1.8 billion at December 31, 2012.

Plum Creek conducts certain activities through various wholly-owned taxable REIT subsidiaries, which are subject to corporate-level income tax. These activities include the company's manufacturing operations, the harvesting and sale of logs, and the development and/or sale of some of the company's higher and better use timberlands. Plum Creek's taxable REIT subsidiaries file a consolidated federal income tax return.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Prior to 2011, Plum Creek was generally subject to corporate-level tax (built-in gains tax) when the company made a taxable disposition of certain properties acquired in a 2001 merger. The built-in gains tax applied to gains recognized from such asset sales to the extent that the fair value of the property exceeded its tax basis at the merger date. Built-in gains tax was generally not payable on dispositions of property to the extent the proceeds from such dispositions were reinvested in qualifying like-kind replacement property.

The company recognizes interest and penalties, if incurred, related to income taxes in the Provision for Income Taxes in the Consolidated Statements of Income. During the years ended December 31, 2012, 2011, and 2010, amounts for interest and penalties included in the tax provision were insignificant. At December 31, 2012, and December 31, 2011, the company had no accrued interest or penalties related to income taxes.

The provision (benefit) for income taxes consists of the following for the **years ended December 31** (in millions):

	2012	2011	2010
Current Income Taxes:			
Federal	**$ —**	$ —	$ —
State	**—**	(2)	—
Deferred Income Taxes:			
Federal	**(3)**	—	3
State	**—**	—	—
Benefit from Operating Loss Carryforward	**(1)**	(7)	(1)
Change to Valuation Allowance	**1**	8	—
Benefit from Remeasurement of Deferred Tax Liability Due to a Change in Tax Law	**—**	—	(1)
Provision (Benefit) for Income Taxes on Income from Continuing Operations	**$ (3)**	$ (1)	$ 1

The provision (benefit) for income taxes is reconciled as follows to the federal statutory rate for the **years ended December 31** (in millions):

	2012	2011	2010
Provision for Income Taxes on Income from Continuing Operations Computed at the Federal Statutory Tax Rate of 35%	**$ 70**	$ 67	$ 71
REIT Income not Subject to Federal Tax	**(66)**	(68)	(64)
Benefit from Remeasurement of Deferred Tax Liability Due to a Change in Tax Law	**—**	—	(1)
Change to Valuation Allowance	**1**	8	—
State Income Tax Expense (Benefit), net of Federal Benefit	**(1)**	(6)	—
Tax Audit Settlements	**—**	1	—
Permanent Book-Tax Differences	**(7)**	(3)	(5)
Provision (Benefit) for Income Taxes on Income from Continuing Operations	**$ (3)**	$ (1)	$ 1

The federal statutory income tax rate is 35%. The income generated by the activities of the REIT is generally not subject to federal income tax. The permanent book-tax differences consist primarily of differences in cost basis for certain properties contributed (sold for tax purposes) to the taxable REIT subsidiaries that were subsequently sold, in which the tax basis exceeded the book basis.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Total income tax provision (benefit) was allocated as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Income from Continuing Operations	**$ (3)**	$ (1)	$ 1
Other Comprehensive Income	**1**	(6)	2
Gain on Sale of Properties	**—**	—	—
Additional Paid-In Capital (Share-Based Compensation)	**—**	—	—
Total Income Tax Provision (Benefit)	**$ (2)**	$ (7)	$ 3

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis for the assets and liabilities of the taxable REIT subsidiaries. The components of deferred income tax assets and liabilities are as follows at **December 31** (in millions):

	2012	2011
Deferred Income Tax Assets:		
Federal and State Net Operating Loss Carryforwards	**$ 18**	$ 20
Accrued Compensation	**9**	7
Accrued Pension Benefits	**14**	17
Timber and Timberlands	**11**	9
Accrued Workers' Compensation Benefits	**4**	4
Other Accruals and Reserves	**2**	3
Valuation Allowance	**(9)**	(8)
	49	52
Deferred Income Tax Liabilities:		
Machinery and Equipment	**(23)**	(29)
	(23)	(29)
Deferred Income Tax Asset, net	**$ 26**	$ 23

The company has federal net operating loss carryforwards for its taxable REIT subsidiaries of $24 million at December 31, 2012. The company has state net operating loss carryforwards for its taxable REIT subsidiaries of $198 million at December 31, 2012, which includes a portion of net operating loss carryfowards related to the REIT (i.e. Plum Creek). REIT net operating losses are generated to the extent the deduction for dividends paid exceeds Plum Creek's taxable income. In certain states, the company files a combined tax return for the REIT and the taxable REIT subsidiaries (a unitary return) and, therefore, may be able to utilize a portion of the REIT's net operating losses. The company's combined federal and state net operating loss carryforward deferred income tax asset is $18 million at December 31, 2012. The net operating loss carryfowards will begin to expire in 2028.

At December 31, 2012, the company had a valuation allowance of $9 million to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance is related primarily to certain state net operating loss carryforwards and other associated deferred tax assets that we do not believe it is more likely than not will be realized in future periods. The determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing, nature and amount of future taxable income earned by certain wholly-owned subsidiaries. A valuation allowance is recognized if management believes it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The company has recorded gross deferred tax assets of $65 million (net of a $9 million valuation allowance) and $62 million (net of a $8 million valuation allowance) as of December 31, 2012 and December 31, 2011, respectively. Management believes that due to the reversal of various taxable temporary differences and/or the planned execution of prudent and feasible tax planning strategies, sufficient taxable income can be generated to utilize the company's remaining deferred tax assets for which a valuation allowance was determined to be unnecessary.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The net deferred income tax asset is classified on our Consolidated Balance Sheets as follows at **December 31** (in millions):

	2012	2011
Current Deferred Income Tax Asset	**$ 7**	$ 5
Non Current Deferred Income Tax Asset	**19**	18
Deferred Income Tax Asset, net	**$ 26**	$ 23

As of December 31, 2012 and December 31, 2011, we did not have any liabilities for unrecognized tax benefits. We believe the statute of limitations has expired for all tax years prior to 2006. We continue to monitor the progress of ongoing income tax controversies. We do not currently believe there is a reasonable possibility of recording a liability for unrecognized tax benefits within the next twelve months.

The company's 2008 federal income tax return is currently being audited by the Internal Revenue Service ("IRS"). The IRS has indicated that it may propose an adjustment to the company's U.S. federal income tax treatment of the Timberland Venture formation transaction, which occurred on October 1, 2008, on the basis that the transfer of the timberlands to Southern Diversified Timber, LLC was a taxable transaction to the company at the time of the transfer rather than a nontaxable capital contribution to the Timberland Venture.

If the IRS were to take this position and if it were upheld on administrative or judicial appeal, it could result in a maximum built-in gains tax liability of approximately $100 million. In addition, the company could be required to accelerate the distribution to its stockholders of up to $600 million of gain from the transaction. The company expects that as much as 80% of any such distribution could be made with the company's common stock, and stockholders would be subject to tax on the distribution at the applicable capital gains tax rate. The company would also pay interest and penalties, if applicable. The company continues to discuss the transaction with the IRS.

We believe the transfer of the timberlands was a nontaxable contribution to the Timberland Venture and not a taxable transaction. We have not accrued income taxes for financial reporting purposes with respect to this matter. We are confident in our position and believe that any proposed re-characterization of the Timberland Venture formation transaction by the IRS would ultimately be unsuccessful. We would intend to vigorously contest any re-characterization the IRS may assert.

NOTE 8. REIT DISCLOSURES

Plum Creek has elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code. For the years 2012, 2011 and 2010, Plum Creek elected to designate all distributions as long-term capital gain dividends. As of and for the years ended December 31, 2012, 2011, and 2010, Plum Creek has distributed all of its taxable income. The company has no undistributed capital gain or ordinary income as of December 31, 2012.

The table below summarizes the historical tax character of distributions to Plum Creek shareholders for the **years ended December 31** (amounts per share):

	2012	2011	2010
Capital Gain Dividend	**$ 1.68**	$ 1.68	$ 1.68
Non-Taxable Return of Capital	**—**	—	—
Total Distributions	**$ 1.68**	$ 1.68	$ 1.68

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9. BORROWINGS

All of our borrowings, except the Note Payable to Timberland Venture, are made by Plum Creek Timberlands, L.P., the company's wholly-owned operating partnership ("the Partnership"). Furthermore, all of the outstanding indebtedness of the Partnership is unsecured. Outstanding borrowings consist of the following (in millions):

	December 31, 2012	December 31, 2011
Line of Credit maturing 2017, 1.43% at 12/31/12, based on LIBOR plus 1.25%	**$ 104**	$ 348
Term Credit Agreement due 2019, 1.71% at 12/31/12, based on LIBOR plus 1.50%.	**450**	—
Term Credit Agreement due 2012, 0.65% at 12/31/11, based on LIBOR plus 0.375%.	**—**	350
Senior Notes due 2013, 6.18%	**174**	174
Senior Notes due 2013, 7.76% less unamortized discount of $0.1 at 12/31/12, effective rate of 8.05%	**72**	72
Senior Notes due 2015, 5.875% less unamortized discount of $2.6 at 12/31/12, effective rate of 6.10%	**456**	454
Senior Notes due 2016, mature serially 2013 to 2016, 8.05%	**14**	17
Senior Notes due 2021, 4.70% less unamortized discount of $0.3 at 12/31/12, effective rate of 4.71%	**575**	575
Senior Notes due 2023, 3.25% less unamortized discount of $2.6 at 12/31/12, effective rate of 3.34%	**322**	—
Note Payable to Timberland Venture due 2018, 7.375%	**783**	783
Total Long-Term Debt	**2,950**	2,773
Less: Current Portion of Long-Term Debt	**248**	352
Less: Line of Credit	**104**	348
Long-Term Portion	**$ 2,598**	$ 2,073

Line of Credit. On March 2, 2012, the company terminated its previous $600 million revolving line of credit due to mature on January 30, 2015 and entered into a new $700 million revolving line of credit agreement that matures on April 3, 2017. The weighted-average interest rate for the borrowings on the $700 million line of credit was 1.43% as of December 31, 2012. The weighted-average interest rate on the previous $600 million line of credit was 1.96% as of December 31, 2011. The interest rate on the line of credit is based on LIBOR plus 1.25%, including the facility fee. This rate can range from LIBOR plus 1% to LIBOR plus 2% depending on our debt ratings. Subject to customary covenants, the line of credit allows for borrowings from time to time up to $700 million, including up to $100 million of standby letters of credit. Borrowings on the line of credit fluctuate daily based on cash needs. As of December 31, 2012, we had $104 million of borrowings and $1 million of standby letters of credit outstanding; $595 million remained available for borrowing under our line of credit. As of January 2, 2013, all of the borrowings under our line of credit were repaid. The line of credit has been classified as a current liability in our Consolidated Balance Sheet as of December 31, 2012 because the company used a portion of its cash as of December 31, 2012 to repay the line.

Term Credit Agreement. On July 10, 2012, the company borrowed $450 million under a new term credit agreement and used a portion of the proceeds to repay the $350 million principal balance for the previous term credit agreement on the date of its maturity. The interest rate on the $450 million term credit agreement was 1.71% as of December 31, 2012. The interest rate on the $350 million term credit agreement was 0.65% as of December 31, 2011. The $450 million term credit agreement matures on April 3, 2019. The interest rate on the $450 million term credit agreement is based on LIBOR plus 1.50%.

The company receives patronage refunds under the $450 million term credit agreement. Patronage refunds are distributions of profits from banks in the farm credit system, which are cooperatives that are required to distribute profits

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

to their members. During 2012, the company recorded $2 million in expected patronage distributions which resulted in an effective net interest rate on the term loan of approximately 1%. The term loan agreement is subject to covenants that are substantially the same as those of our revolving line of credit.

Senior Notes. The company has outstanding Senior Notes with various maturities and fixed interest rates. As of December 31, 2012, the company had $260 million aggregate principal amount of Senior Notes outstanding that are privately placed borrowings with various lenders ("Private Debt"). Substantially all of the Private Debt ($250 million) matures in 2013.

As of December 31, 2012, the company had publicly issued and outstanding approximately $1.4 billion aggregate principal amount of Senior Notes ("Public Debt"). The Public Debt is issued by the Partnership and is fully and unconditionally guaranteed by Plum Creek Timber Company, Inc. This amount includes $458 million of 5.875% Public Debt which matures in 2015, $575 million of 4.70% Public Debt which matures in 2021 and $325 million of 3.25% Public Debt which matures in 2023. The $325 million of 3.25% Public Debt was issued by the Partnership in November 2012.

The Senior Notes are redeemable prior to maturity; however, they are subject to a premium on redemption, which is based upon interest rates of U.S. Treasury securities having similar average maturities. The premium that would have been due upon early retirement approximated $242 million at December 31, 2012 and $237 million at December 31, 2011.

The Public Debt is structurally subordinated to all debt and liabilities of the Partnership's subsidiaries to the extent of the value of the assets at the subsidiaries. At December 31, 2012, the total amount of debt and liabilities of the Partnership's subsidiaries was $260 million, all of which was unsecured. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution, winding up of the Partnership's business or other similar process, the assets of the Partnership's subsidiaries will be available to pay the amounts due on the Public Debt only after the indebtedness of the Partnership's subsidiaries has been repaid in full.

Senior Notes outstanding, including unamortized discount, consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Senior Notes		
Public Debt	**$ 1,353**	$ 1,029
Private Debt	**260**	263
Total Senior Notes	**$ 1,613**	$ 1,292

Plum Creek Timber Company, Inc. and the Partnership have filed a shelf registration statement with the Securities and Exchange Commission. Under the shelf registration statement, Plum Creek Timber Company, Inc., from time to time, may offer and sell any combination of preferred stock, common stock, depositary shares, warrants and guarantees, and the Partnership may from time to time, offer and sell debt securities. The company intends to maintain a shelf registration statement with respect to such securities.

Note Payable to Timberland Venture. The company has a $783 million note payable to a timberland venture (a related party). The annual interest rate on the note payable is fixed at 7.375%. During the ten-year term of the note, interest is paid quarterly with the principal due upon maturity. The note matures on October 1, 2018 but may be extended until October 1, 2020 at the election of Plum Creek. The note is not redeemable prior to maturity. The note is structurally subordinated to all other indebtedness of the company at December 31, 2012. See Notes 10 and 17 of the Notes to Consolidated Financial Statements.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Debt Principal Payments. The table below summarizes the debt principal payments made for the **years ended December 31** (in millions):

	2012	2011
Private Debt	**$ 3**	$ 95
Term Credit Agreement	**350**	—
Total	**$ 353**	$ 95

Debt Maturities. The aggregate maturities on all debt agreements are as follows as of **December 31, 2012** (in millions):

Maturity	**Debt Agreements**	**Note Payable to Timberland Venture**	**Total**
2013	**$ 250**	**$ —**	**$ 250**
2014	**3**	**—**	**3**
2015	**462**	**—**	**462**
2016	**4**	**—**	**4**
2017	**104**	**—**	**104**
Thereafter	**1,350**	**783**	**2,133**
Total	**$ 2,173**	**$ 783**	**$ 2,956**

Debt Covenants. Certain of the company's debt agreements contain various restrictive covenants, including limitations on harvest levels, sales of assets, the incurrence of indebtedness and making restricted payments (such as payments of cash dividends or stock repurchases). The borrowing agreements for the Private Debt limit our ability to make restricted payments (see Note 10 of the Notes to Consolidated Financial Statements) based on a computation of "available cash", which is generally our net income (excluding gains on the sale of capital assets) after adjusting for non-cash charges (such as depreciation and depletion), changes in various reserves, less capital expenditures and principal payments on indebtedness that are not financed. Additionally, the amount of available cash may be increased by the amount of proceeds from the sale of higher and better use properties and, under certain circumstances, by 50% of the amount of net proceeds from the sale of other assets. Furthermore, our line of credit and term credit agreement require that we maintain certain interest coverage and maximum leverage ratios. The company was in compliance with all of its borrowing agreement covenants as of December 31, 2012.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. RESTRICTED NET ASSETS

Plum Creek Timber Company, Inc. is the direct parent company of Plum Creek Timberlands, L.P. ("Partnership") and Plum Creek Ventures I, LLC ("PC Ventures"), and the indirect parent of all the subsidiaries of the consolidated group. Plum Creek Timber Company, Inc. has no assets or liabilities other than its ownership interest in the Partnership and PC Ventures. During 2008, PC Ventures borrowed $783 million from an entity in which the Partnership has an equity interest. See Notes 9, 17 and 18 of the Notes to Consolidated Financial Statements. PC Ventures also has an ownership interest in the Partnership, and as a result, interest payments for this borrowing are funded by distributions to PC Ventures from the Partnership. PC Ventures has no other activities.

The Partnership is restricted from transferring assets and funds in the form of loans, advances or cash dividends to Plum Creek Timber Company, Inc. under the terms of certain debt agreements (see Note 9 of the Notes to Consolidated Financial Statements). Subject to certain restrictions, the Partnership can make loans or advances to Plum Creek Timber Company, Inc. Based on these provisions, at December 31, 2012, all of the Partnership's Cash and Cash Equivalents ($356 million) are available to make restricted payments. At December 31, 2012, the Partnership and its consolidated subsidiaries had net assets of $1,223 million of which $867 million were restricted from being transferred by the Partnership to Plum Creek Timber Company, Inc.

Presented below is the condensed unconsolidated financial information for Plum Creek Timber Company, Inc. as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012. The ownership of the Partnership and PC Ventures is presented using the equity method of accounting. As of December 31, 2012 and 2011, the undistributed earnings included in retained earnings (accumulated deficit) from an entity accounted for by the equity method were $20 million and $17 million, respectively.

Plum Creek Timber Company, Inc.
Condensed Unconsolidated Balance Sheet Data

(In Millions)	**December 31, 2012**	December 31, 2011
Assets		
Investment in Consolidated Subsidiaries	**$ 1,223**	$ 1,263
Total Assets	**$ 1,223**	$ 1,263
Liabilities		
Total Liabilities	**$ —**	$ —
Commitments and Contingencies		
Stockholders' Equity		
Common Stock	**2**	2
Additional Paid-In Capital	**2,288**	2,261
Retained Earnings (Accumulated Deficit)	**(97)**	(28)
Treasury Stock, at cost	**(938)**	(937)
Accumulated Other Comprehensive Income (Loss)	**(32)**	(35)
Total Stockholders' Equity	**1,223**	1,263
Total Liabilities and Equity	**$ 1,223**	$ 1,263

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Plum Creek Timber Company, Inc.
Condensed Unconsolidated Statements of Income Data

	Year Ended		
(In Millions)	**December 31, 2012**	December 31, 2011	December 31, 2010
Equity Earnings from Consolidated Subsidiaries	**$ 203**	$ 193	$ 213
Net Income	**$ 203**	$ 193	$ 213

Plum Creek Timber Company, Inc.
Condensed Unconsolidated Statements of Cash Flows Data

	Year Ended		
(In Millions)	**December 31, 2012**	December 31, 2011	December 31, 2010
Cash Flows from Operating Activities:			
Net Income	**$ 203**	$ 193	$ 213
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:			
Equity Earnings from Consolidated Subsidiaries	**(203)**	(193)	(213)
Net Cash Provided By (Used In) Operating Activities	**—**	—	—
Net Cash Provided By (Used In) Investing Activities	**—**	—	—
Cash Flows From Financing Activities:			
Cash Dividends	**(272)**	(272)	(272)
Cash Distribution from Plum Creek Timberlands, L.P.	**255**	288	321
Proceeds from Stock Option Exercises	**18**	10	2
Acquisition of Treasury Stock	**(1)**	(26)	(51)
Net Cash Provided By (Used In) Financing Activities	**—**	—	—
Increase In Cash and Cash Equivalents	**—**	—	—
Cash and Cash Equivalents:			
Beginning of Year	**—**	—	—
End of Year	**$ —**	$ —	$ —

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis. The company's fair value measurements of its cash equivalents, available-for-sale securities, and trading securities, measured on a recurring basis, are categorized as Level 1 measurements under the fair value hierarchy in the Accounting Standards Codification. A Level 1 valuation is based on quoted prices in active markets at the measurement date for identical unrestricted assets or liabilities. Summarized below are the Level 1 assets reported in the company's financial statements at fair value, measured on a recurring basis (in millions):

	Balance at December 31, 2012	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets of Identical Assets (Level 1 Measurements)
Cash Equivalents [A]	$ 354	$ 354
Available-for-Sale Securities [B]	34	34
Trading Securities [B]	5	5
Total	$ 393	$ 393

	Balance at December 31, 2011	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets of Identical Assets (Level 1 Measurements)
Cash Equivalents [A]	$ 253	$ 253
Available-for-Sale Securities [B]	31	31
Trading Securities [B]	5	5
Total	$ 289	$ 289

[A] Consists of several money market funds and is included in the $356 million and $254 million of Cash and Cash Equivalents in the Consolidated Balance Sheets at December 31, 2012 and December 31, 2011, respectively.

[B] Consists of several mutual funds and is included in Investment in Grantor Trusts in the Consolidated Balance Sheets at December 31, 2012 and December 31, 2011. At December 31, 2012, investments in these mutual funds were approximately 45% in domestic (U.S.) equities, 25% in international equities and 30% in debt securities.

Available-for-Sale Securities. Certain investments in the grantor trusts relate to the company's non-qualified pension plans and are classified as available-for-sale securities. The company has invested in various money market, debt and equity mutual funds and plans to use these investments to fund its non-qualified pension obligations. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income. The company records changes in unrealized holding gains and losses in Other Comprehensive Income, unless an other than temporary impairment has occurred, which is then charged to expense. Changes in the fair value of available-for-sale securities were not material to the company's financial position or results of operations. See Note 12 of the Notes to Consolidated Financial Statements.

Trading Securities. Certain investments in the grantor trusts relate to the company's deferred compensation plans and are classified as trading securities. Deferred compensation amounts are invested in various money market, debt and equity mutual funds. The company plans to use these investments to fund deferred compensation obligations. Realized gains and losses and changes in unrealized gains and losses (and a corresponding amount of compensation expense) are recognized in the company's Consolidated Statements of Income. Deferred compensation obligations are included in Other Liabilities and were $5 million at both December 31, 2012 and 2011. Changes in the fair value of trading securities were not material to the company's financial position or results of operations.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Other Instruments. The carrying amount of notes receivable approximates fair value due to the short-term maturities of these instruments. Summarized below is the carrying amount and fair value of the company's debt (estimated using the discounted cash flows method) at December 31, 2012, along with the categorization under the fair value hierarchy in the Accounting Standards Codification (in millions):

		Fair Value			
	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Public Debt [A]	$ 1,353	$ —	$ 1,465	$ —	$ 1,465
Private Debt [B]	260	—	266	—	266
Term Credit Agreement [C]	450	—	450	—	450
Line of Credit [D]	104	—	104	—	104
Note Payable to Timberland Venture [E]	783	—	—	973	973
Total Debt	$ 2,950	$ —	$ 2,285	$ 973	$ 3,258

(A) Fair value of the company's Public Debt (publicly issued Senior Notes) is estimated using multiple market quotes for the company's public bonds.

(B) Fair value of the company's Private Debt (Senior Notes with various maturities and fixed interest rates which are privately placed with various lenders) is estimated using market quotes for the company's Public Debt adjusted for the different maturities and an illiquidity premium.

(C) Fair value is estimated by adjusting the spread over LIBOR to a current market quote for comparable debt.

(D) Fair value is estimated by adjusting the spread over LIBOR to a current market quote for comparable credit lines.

(E) Fair value is estimated by using market quotes for the company's Public Debt adjusted by an estimated risk premium for holding company debt and the different maturity.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis. The company's fair value measurements of its assets and liabilities, measured on a nonrecurring basis, are categorized as Level 3 measurements under the fair value hierarchy in the Accounting Standards Codification. A Level 3 valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no material fair value measurements of assets or liabilities measured on a nonrecurring basis during the years ended December 31, 2012 and 2011. See Note 4 of the Notes to Consolidated Financial Statements.

NOTE 12. STOCKHOLDERS' EQUITY

At December 31, 2012, Plum Creek had the following authorized capital of which 162.0 million shares of common stock were issued and outstanding:

- 300,634,566 shares of common stock, par value $.01 per share;
- 150,000,001 shares of excess stock, par value $.01 per share; and
- 75,000,000 shares of preferred stock, par value $.01 per share.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Board of Directors, from time to time, has authorized a share repurchase program. The table below summarizes the share repurchases pursuant to this program for the **years ended December 31**:

	2011	2010
Shares of Common Stock (in millions)	0.7	1.4
Total Cost of Shares (in millions)	$ 25	$ 50
Average Cost per Share	$ 34.84	$ 36.37

There were no share repurchases pursuant to the Board of Directors authorized share repurchase program in 2012. At December 31, 2012, $175 million is available for share repurchases under the current Board of Directors authorization.

Comprehensive Income

Comprehensive income includes net income, actuarial gains and losses associated with our defined benefit pension plans and unrealized gains and losses on available-for-sale securities. Comprehensive income was as follows for the **years ended December 31** (in millions):

	Pretax Amount	Tax Expense (Benefit)	After-Tax Amount
December 31, 2010			
Net Income			$ 213
Unrealized Holding Gains	$ 2	$ —	2
Defined Benefit Plans:			
Actuarial Gain	6	2	4
Reclassification to Net Income	2	—	2
Total Comprehensive Income			$ 221
December 31, 2011			
Net Income			$ 193
Unrealized Holding Losses	$ (1)	$ —	(1)
Defined Benefit Plans:			
Actuarial Loss	(31)	(6)	(25)
Reclassification to Net Income	2	—	2
Total Comprehensive Income			$ 169
December 31, 2012			
Net Income			**$ 203**
Unrealized Holding Gains	**$ 2**	**$ —**	**2**
Defined Benefit Plans:			
Actuarial Loss	**(2)**	**—**	**(2)**
Reclassification to Net Income	**4**	**1**	**3**
Total Comprehensive Income			**$ 206**

The components of accumulated other comprehensive income, net of tax, were as follows at **December 31** (in millions):

	2012	2011
Net Unrealized Holding Gains	**$ 8**	$ 6
Defined Benefit Plans:		
Net Loss	**(40)**	(41)
Accumulated Other Comprehensive Income (Loss)	**$ (32)**	$ (35)

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13. EMPLOYEE PENSION AND RETIREMENT PLANS

Pension Plan—General. The company provides defined benefit pension plans that cover substantially all employees of the company. Most of the company's salaried and all hourly employees who complete one year of service in which they work at least 1,000 hours are eligible to participate in the plan. Participants vest after three years of service. The cash balance benefits for salaried employees is determined based primarily on certain percentages of compensation, age, years of service and interest accrued based on the 30-year Treasury bond rate. Participants who were employees of the company on September 1, 2000, earn benefits based on the greater of the cash balance formula or a monthly pension benefit that is principally based on the highest monthly average earnings during any consecutive sixty-month out of 120-month period and the number of years of service credit. The benefits to hourly employees are generally based on a fixed amount per year of service.

The company maintains a qualified defined benefit pension plan and two non-qualified defined benefit pension plans. Assets related to the non-qualified plans are held in a grantor trust and are subject to the claims of creditors in the event of bankruptcy. As a result, pension assets for the non-qualified plans are not considered plan assets, and therefore, have not been netted against our pension liability. Pension assets for the non-qualified plans are included in "Investment in Grantor Trusts" and the related pension liability is included in "Other Current Liabilities" and "Other Liabilities" in our Consolidated Balance Sheets.

Funded Status. The following table provides a reconciliation of benefit obligations, plan assets, and funded status of the plans for the **years ended December 31** (in millions):

		2012		2011
Change in Benefit Obligation				
Benefit Obligation at Beginning of Period	**$**	**164**	$	135
Service Cost		**6**		6
Interest Cost		**8**		8
Actuarial Loss		**11**		21
Benefits Paid		**(8)**		(6)
Benefit Obligation at End of Period	**$**	**181**	$	164
Change in Plan Assets				
Fair Value of Plan Assets at Beginning of Period	**$**	**100**	$	106
Actual Return on Plan Assets		**16**		(3)
Employer Contributions		**20**		3
Benefits Paid		**(8)**		(6)
Fair Value of Plan Assets at End of Period		**128**		100
Funded Status—December 31	**$**	**(53)**	$	(64)
Amounts Recognized in the Consolidated Balance Sheet				
Current Liabilities	**$**	**4**	$	4
Other Long-Term Liabilities		**49**		60
Total	**$**	**53**	$	64

Note: The Benefit Obligation reflects both the qualified and non-qualified (supplemental) plans while the Plan Assets reflects only the qualified plan. The actuarial loss reflected in the change in benefit obligation for 2012 is due primarily to a change in the interest rate assumptions for measuring our pension liabilities as of December 31, 2012. Also, the actuarial loss reflected in the change in benefit obligation for 2011 is due primarily to a change in the interest rate assumptions for measuring our pension liabilities as of December 31, 2011.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table sets forth the benefit obligation, accumulated benefit obligation, plan assets, and assets held in the grantor trust for the qualified and non-qualified pension plans as of **December 31** (in millions):

	Qualified Pension Plan		Non-Qualified Pension Plans	
	2012	2011	**2012**	2011
Projected Benefit Obligation	**$ 140**	$ 128	**$ 41**	$ 36
Accumulated Benefit Obligation	**132**	120	**34**	31
Plan Assets	**128**	100	**N/A**	N/A
Assets Held in the Grantor Trust	**N/A**	N/A	**34**	31

Pension contributions are significantly impacted by investment returns and changes in interest rates. It is generally the company's policy to fund the qualified plan annually such that the fair value of plan assets equals or exceeds the actuarially computed accumulated benefit obligation (the approximate actuarially computed current pension obligation if the plan was discontinued) over a market cycle (generally 3 to 5 years). During 2012, the company contributed $20 million to the qualified pension plan and did not make any contributions to its grantor trust associated with the non-qualified plans. During 2011, the company contributed $3 million to the qualified pension plan and did not make any contributions to its grantor trust associated with the non-qualified plans. Based on current interest rates and expected returns, the company expects 2013 contributions to the qualified pension plan to range between $4 million and $10 million. During 2013, the company expects to contribute between $0 million and $2 million to its grantor trust associated with the non-qualified plans.

Pension Cost and Assumptions. The components of pension cost recognized in net income are as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Service Cost	**$ 6**	$ 6	$ 6
Interest Cost	**8**	8	7
Expected Return on Plan Assets	**(7)**	(7)	(7)
Recognized Actuarial Loss	**4**	2	2
Total Pension Cost	**$ 11**	$ 9	$ 8

The components of pension cost recognized in comprehensive income are as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Net Actuarial Loss (Gain)	**$ 2**	$ 31	$ (6)
Amortization of Net Actuarial Loss	**(4)**	(2)	(2)
Total (Gain) Loss Recognized in Other Comprehensive Income	**$ (2)**	$ 29	$ (8)
Combined Pension Cost Recognized in Comprehensive Income	**$ 9**	$ 38	$ —

Amounts included in accumulated other comprehensive income are as follows as of **December 31** (in millions):

	2012	2011
Net Loss	**$ 52**	$ 53
Deferred Tax Benefit	**$ (12)**	$ (12)

During 2013, we expect $4 million of the $52 million net actuarial loss to be included as a component of our total pension cost.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The qualified pension plan allows terminated employees to elect to receive pension benefits either as a lump-sum distribution or as annuity payments. The non-qualified plans only provide for lump-sum distributions. Management estimates that approximately half of the qualified plan participants will elect a lump-sum payment upon termination. Therefore, approximately 50% of the benefit obligation for the qualified plan is discounted based on high quality corporate bond yields while approximately 50% of the qualified plan and 100% of the non-qualified plans are discounted based on yields on 30-year U.S. Treasury bonds. Weighted-average assumptions used to determine benefit obligation are as follows:

	December 31, 2012	December 31, 2011
Discount Rates		
Annuity Distributions	**4.35%**	4.95%
Lump-Sum Distributions	**2.80%**	3.02%
Rate of Compensation Increase	**3.45%**	3.45%

Weighted-average assumptions used to determine net periodic benefit cost for the **years ended December 31**:

	2012	2011	2010
Discount Rate	**4.95%**	5.90%	5.90%
Expected Long-Term Return on Plan Assets	**7.50%**	7.50%	7.75%
Rate of Compensation Increase	**3.45%**	3.45%	3.45%

To develop the expected long-term rate of return on plan assets assumption, the company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on plan assets assumption for the portfolio. This resulted in the selection of the 7.50% assumption as of both January 1, 2012 and January 1, 2011.

The market related value of plan assets for the qualified plan is a calculated value that spreads unexpected investment returns over three years. The market-related value of assets held in a grantor trust for the non-qualified plans is fair market value. There has been no change in the method for determining the market-related value of assets since the prior valuation.

Investment Policies and Strategies. Investment allocation decisions are made to achieve maximum returns at a reasonable risk for the company's pension assets over a full market cycle and are made without regard to future pension obligations. At December 31, 2012, target allocations for the various asset classes are as follows:

Large Capitalization Domestic Equities	32%
Small and Mid-Size Capitalization Domestic Equities	7%
International Equities	26%
Fixed Income	35%

The company currently uses actively managed funds and index funds, utilizing six fund managers, to capture favorable returns in various asset classes and to diversify risk. Mutual funds invest in a diversified portfolio. Equity Securities and Collective Trust Funds are invested in a diversified portfolio whereby no more than 5% of an equity portfolio can be invested in a single company and fund managers are expected to be well diversified with respect to industry and economic sectors. Equity investments are limited to common stocks, common stock equivalents and preferred stock. Additionally, no more than 10% of a fixed income portfolio can be invested in a single issuer (other than U.S. treasuries).

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Fixed income investments are limited to U.S. treasuries, agencies of the U.S. Government, domestic corporations, municipalities, domestic banks and other U.S. financial institutions. Pension assets are analyzed at least quarterly and rebalanced as needed to maintain the target allocations.

Over a full market cycle, the investment goals (net of related fees) for the company's various asset classes are as follows:

- Large Cap. Domestic Equities—For actively managed funds performance should exceed the applicable benchmark (e.g., Russell 1000 Growth or Russell 1000 Value Indexes) by 0.50% per annum, while index funds should match the performance of the applicable benchmark (e.g. S&P 500 Index).
- Small and Mid. Cap. Domestic Equities—For index funds performance should match the applicable benchmark (e.g. Russell 2000 Index).
- International Equities—For actively managed funds performance should exceed the applicable benchmark (e.g. MSCI EAFE Index) by 1.00% per annum, while index funds should match the performance of the applicable benchmark (e.g. MSCI Emerging Markets Index).
- Fixed Income Securities—Fund performance should exceed the applicable benchmark (e.g., Barclays Capital Aggregate Bond, Barclays Capital High Yield, or Barclays Capital U.S. Credit Indexes) by 0.25% per annum.

Fair Value of Pension Plan Assets. The fair values of each major class of plan assets were as follows as of **December 31, 2012** (in millions):

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money Market Funds	$ —	$ —	$ —	$ —
Mutual Funds invested in:				
Large Cap. Domestic Equity Securities	14	—	—	14
Small and Mid. Cap. Domestic Equity Securities	9	—	—	9
International Equity Securities	34	—	—	34
Fixed Income Securities	39	—	—	39
Collective Trust Funds invested in:				
Large Cap. Domestic Equity Securities	—	26	—	26
Fixed Income Securities	—	6	—	6
Total Investments Measured at Fair Value	$ 96	$ 32	$ —	$ 128

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The fair values of each major class of plan assets were as follows as of December 31, 2011 (in millions):

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money Market Funds	$ —	$ —	$ —	$ —
Equity Securities:				
Large Cap. Domestic	11	—	—	11
Mutual Funds invested in:				
Large Cap. Domestic Equity Securities	11	—	—	11
Small and Mid. Cap. Domestic Equity Securities	7	—	—	7
International Equity Securities	25	—	—	25
Fixed Income Securities	30	—	—	30
Collective Trust Funds invested in:				
Large Cap. Domestic Equity Securities	—	11	—	11
Fixed Income Securities	—	5	—	5
Total Investments Measured at Fair Value	$ 84	$ 16	$ —	$ 100

The valuation techniques and inputs used to measure fair value for each major class of plan assets were as follows (there have been no changes in these techniques and inputs during the year ended December 31, 2012):

- The fair value of equity securities (common stocks) and mutual funds is derived from quoted market prices in active markets at the measurement date.
- The fair value of the underlying assets of the collective trust funds is determined using the net asset values. The net asset values are based on the fair value of the underlying assets of the funds, minus their liabilities, and then divided by the number of units outstanding at the valuation date. The funds are traded on private markets that are not active; however, the unit price is based primarily on observable market data of the fund's underlying assets.

Projected Benefit Payments. The following table presents expected future benefit payments projected based on the same assumptions used by the company to measure the benefit obligation and estimate future employee service (in millions):

Year	**Projected Benefit Payments**
2013	**$ 14**
2014	**15**
2015	**14**
2016	**15**
2017	**21**
2018 through 2022	**71**

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Thrift and Profit Sharing Plan. The company sponsors an employee thrift and profit sharing plan under Section 401 (k) of the Internal Revenue Code. This plan covers substantially all full-time employees. The company matches employee contributions of up to six percent of compensation at rates ranging from 35% to 100%, depending upon financial performance.

The employer match was 100% for 2012, 2011 and 2010. Amounts charged to expense relating to the company's thrift and profit sharing plan were $4 million in 2012, 2011 and 2010.

NOTE 14. SHARE-BASED COMPENSATION PLANS

During 2012, Plum Creek's stockholders approved a Stock Incentive Plan ("the Plan") that provides for the award of shares of the company stock including, but not limited to, common stock awards, restricted stock units and value management awards. Under the Plan, there are 6.1 million shares of common stock reserved and eligible for issuance. At December 31, 2012, 0.2 million shares have been used in connection with 2012 grants and, therefore, 5.9 million shares remain available for future grants or payments of vested value management awards. The number of shares to be issued in connection with value management awards is not determined until the end of their respective performance periods. New shares are issued for payment under the Plan for awards that pay out in shares or where the participant can elect payment in shares. Prior to 2012, awards of non-qualified stock options, restricted stock, restricted stock units, and value management awards were made under a stockholder approved plan.

During 2012, the company's Compensation Committee modified its long-term incentive compensation programs by eliminating stock option grants and redistributing the value of these grants with increased grants of value management awards and restricted stock units. In addition, the company established new performance goals for the value management awards granted in 2012 compared to performance goals from previous years' awards.

Value Management Awards. Value management awards provide incentive compensation to participants that is contingent upon the company's performance over a three-year period measured separately against the performance of peer groups consisting of forest products companies, the S&P 500 Index and the Morgan Stanley REIT Index over the same period.

Value management awards are earned in whole or in part based on a sliding scale. For the value management awards granted in 2012, no award is earned if the company's total shareholder return is below the 25th percentile of the peer group. The full value management award is earned if the company's total shareholder return is above the 85th percentile. The value of an award between the 25th percentile and the 85th percentile is based on a sliding scale between 0% and 200% of the face value. A unit has a face value of $100.

For the value management awards granted in 2010 and 2011, no award is earned if the company's total shareholder return is below the 50th percentile of the peer group. The full value management award is earned if the company's total shareholder return is above the 75th percentile. A unit has a face value of $100. The value of an award between the 50th percentile and 75th percentile is based on a sliding scale between 0% and 200% of the face value.

Amounts earned, if any, are paid in the quarter immediately following the end of the three-year performance period. Unless otherwise specified by the participant, each payment will be paid in cash, except that any officer not in compliance with the company's stock ownership guidelines is required to receive up to half of the payment value in the company's common stock. Generally, to be entitled to the payment, a participant must be employed by the company on the last day of the performance period.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Value management awards activity was as follows for the **year ended December 31, 2012**:

	Units
Balance at January 1, 2012	226,865
Grants	130,200
Vested	(68,945)
Forfeitures	(8,920)
Balance at December 31, 2012	279,200

Presented below is a summary of outstanding value management awards and related fair values, unrecognized compensation expense and maximum value as of **December 31, 2012** (dollars in millions):

Performance Period	Outstanding Units	Fair Value [(A)]	Unrecognized Compensation Expense	Maximum Award Value [(B)]
2010 to 2012	74,540	$ 0.0	$ 0.0	$ 14.9
2011 to 2013	78,030	$ 7.0	$ 2.1	$ 15.6
2012 to 2014	126,630	$ 14.2	$ 9.6	$ 25.3

[(A)] The estimated fair value includes unrecognized compensation expense.

[(B)] Maximum award value is based on a unit value of $200.

Presented below is a summary of earned and paid (primarily in cash) value management awards for the following three-year performance periods:

Performance Period	Payout Value per Unit	Total Payout (millions)	Payment Date
2010 to 2012	$ 0	$ 0.0	Not Earned
2009 to 2011	$ 0	$ 0.0	Not Earned
2008 to 2010	$ 0	$ 0.0	Not Earned
2007 to 2009	$ 200	$ 11.1	1st Quarter 2010

Grants of value management awards are classified and accounted for as liabilities. As a result, the expense recognized over the performance period for value management awards will equal the fair value (i.e., cash value) of an award as of the last day of the performance period multiplied by the number of awards that are earned. The quarterly expense is recognized during the performance period based on the fair value of value management awards as of the end of the most recent quarter. Prior to the end of the performance period, compensation costs for value management awards are based on the awards' most recent quarterly fair values and the number of months of service rendered during the performance period.

Fair values for value management awards are computed based on our historical relative total shareholder return compared to the peer group from the beginning of the performance period to the end of the most recent quarter, and our simulated relative total shareholder return through the end of the performance period. The simulated total shareholder return of the company and the peer group is computed using a Monte Carlo simulation. The key assumptions used in the simulation of the company's and the peer group's total shareholder return are volatility, beta (the measure of how Plum Creek's stock moves relative to the market as a whole) and risk-free interest rate.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Restricted Stock Units. Under the Plan, restricted stock units may be awarded to certain directors, officers and employees of the company. The recipients of restricted stock units generally have the right to receive a cash amount equal to any dividends paid on the company's common stock during the restriction period and upon vesting, the right to receive an equal number of shares of the company's common stock. Restricted stock units generally vest over a four-year period at a rate of 25% per year. If employment is terminated prior to vesting, all unvested restricted stock units are forfeited. The weighted-average grant date fair value of restricted stock units granted for the years ended December 31, 2012, 2011 and 2010 was $39.00, $41.45 and $35.27, respectively. The fair value of restricted stock units is based on the closing price of the company's common stock on the date of grant.

Restricted stock unit activity was as follows for the **year ended December 31, 2012:**

	Units	**Weighted-Average Grant Date Fair Value**
Balance at January 1, 2012	243,800	$ 38.25
Granted	169,730	$ 39.00
Vested	(92,142)	$ 38.27
Forfeited	(10,350)	$ 38.54
Balance at December 31, 2012	311,038	$ 38.65

The total fair value of restricted stock units that vested during the years ended December 31, 2012, 2011 and 2010 was approximately $4 million, $4 million and $3 million, respectively.

Awards of Common Stock. In 2012, the company began granting awards of common stock. Under the Plan, common stock of the company may be awarded to directors, officers and employees of the company. The common stock is granted without restriction or vesting provisions. During 2012, 18,500 shares of common stock were granted/issued with a weighted-average grant date fair value of $38.93. The total fair value of common stock awards that were issued during 2012 was $0.7 million. The fair value of common stock awards is based on the closing price of Plum Creek's common stock on the date of grant.

Stock Options. The company did not grant any stock option awards in 2012. Under the Plan (and under Plum Creek's previous Stock Incentive Plan), non-qualified stock options may be granted to any officer, director, employee, consultant or advisor of the company. Each stock option granted allows the recipient the right to purchase the company's common stock at the fair market value of the company's common stock on the date of the grant. Generally, the stock options have a ten-year term and vest over a four-year period at a rate of 25% per year. Under the Plan, the exercise price of an option may not be reduced.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Presented below is a summary of Plum Creek's stock option Plan activity for the **year ended December 31, 2012**:

	Shares Subject to Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Balance at January 1, 2012	3,540,925	$ 37.03		
Granted	—	—		
Exercised/Surrendered	(576,218)	31.02		
Cancelled/Forfeited	(47,000)	39.28		
Outstanding, December 31, 2012	2,917,707	$ 38.18	5.5	$ 18
Vested or Expected to Vest, December 31, 2012	2,708,246	$ 38.26	5.3	$ 17
Exercisable, December 31, 2012	2,100,054	$ 38.15	4.7	$ 13

The table below presents stock activity related to stock options exercised during the **years ended December 31** (in millions):

	2012	2011	2010
Proceeds from Stock Options Exercised	**$ 18**	$ 10	$ 2
Intrinsic Value of Stock Options Exercised	**$ 6**	$ 4	$ 1
Tax Benefit Related to Stock Options Exercised	**$ 1**	$ 1	$ —

The weighted-average measurement date fair values of stock option awards granted were computed using the Black-Scholes-Merton option valuation model with the following assumptions for the **years ended December 31**:

	2011	2010
Expected Term (years)	6	6
Risk-Free Interest Rate	2.7%	2.7%
Volatility	40.6%	40.3%
Dividend Yield	4.0%	4.8%
Weighted-Average Measurement Date Fair Value	$ 11.60	$ 9.00

The expected term of the options represents the estimated period of time until exercise and is based on the vesting period of the award and the historical exercise experience of similar awards. All participants were assumed to have similar exercise behavior. Expected volatility is based on historical volatility over the approximate expected term of the option.

Restricted Stock. Under the Plan, restricted stock of the company may be awarded to certain directors, officers and employees of the company. Restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of for a period of time from the date on which the restricted stock was granted. The recipients of restricted stock generally have the rights of stockholders of the company with respect to voting and receipt of dividends during the restricted period. Restricted stock generally vests six months from the grant date. No restricted stock was granted in 2012. The weighted-average grant date fair values of restricted stock awards granted for the years ended December 31, 2011 and 2010 were $41.99 and $35.60, respectively. The total fair value of restricted stock awards that vested during the years ended December 31, 2011 and 2010 was $0.7 million and $0.6 million, respectively. The fair value of restricted stock is based on the closing price of Plum Creek's common stock on the date of grant.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Accounting for Share-Based Compensation. Share-based employee compensation cost is recognized based on fair value (see "Accounting for Share-Based Compensation" in Note 1 of the Notes to Consolidated Financial Statements). Stock options and most restricted stock units vest 25% per year over a four-year vesting period. Compensation cost related to these awards is recognized using the straight-line method over the four-year vesting period. Total compensation expense for all share-based compensation plans (including both awards paid in stock and cash) was approximately $13 million, $10 million and $5 million for the years ended December 31, 2012, 2011, and 2010, respectively. For the years ended December 31, 2012, 2011 and 2010, the company recognized $2 million, $2 million and $1 million, respectively, in tax benefits associated with share-based compensation plans. At December 31, 2012, there was $24 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of approximately two years.

NOTE 15. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Certain balance sheet accounts consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Other Current Assets		
Prepaid Expenses	**$ 8**	$ 7
Taxes Receivable	**3**	3
Notes Receivable	**1**	2
Other	**1**	3
	$ 13	$ 15
Other Non-Current Assets		
Real Estate Development Properties	**$ 13**	$ 13
Unamortized Debt Issue Costs	**11**	8
Deposits	**5**	5
Notes Receivable	**7**	8
Other	**1**	2
	$ 37	$ 36
Other Current Liabilities		
Accrued Pension Liability	**$ 4**	$ 4
Workers' Compensation	**1**	2
Other	**2**	2
	$ 7	$ 8
Other Non-Current Liabilities		
Timber Obligations	**$ 5**	$ 6
Deferred Compensation	**5**	5
Long-Term Incentive Compensation	**7**	3
Accrued Pension Liability	**49**	60
Deferred Revenue	**14**	20
Workers' Compensation	**9**	10
Other	**2**	4
	$ 91	$ 108

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16. COMMITMENTS AND CONTINGENCIES

Contingencies. The company is subject to regulations regarding forest, harvest and manufacturing practices and is, from time to time, involved in various legal proceedings, including environmental and regulatory matters, incidental to its business. Reserves have been established for any probable losses.

Unrecorded Contingencies. Management currently believes that resolving pending legal proceedings against the company, individually or in aggregate, will not have a material adverse impact on our financial position or results of operations. However, these matters are subject to inherent uncertainties and management's view on these matters may change in the future. Were an unfavorable final outcome in one or multiple legal proceedings to occur, there exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which any unfavorable outcome becomes reasonably estimable.

Contractual Obligations. The company has contracted to source logs and supply fiber with customers under long-term agreements at prevailing market rates. The agreements expire beginning in 2013 through 2029, with various renewal options by either party for periods ranging from two years to fifteen additional years.

Unconditional Purchase Obligations. During 2011, the company entered a long-term agreement for the purchase of urea which will primarily be used in applying fertilizer to our timberlands to improve growth rates. The company is obligated to purchase fixed quantities of urea each year for a fifteen-year period upon the completion of the supplier's manufacturing facility and starting no later than 2014. The price per ton for urea is generally fixed; however, certain components of the price are subject to adjustment for inflation or the cost of raw materials, and the overall price per ton is subject to a cap and floor. Management does not expect these pricing adjustments will be significant and estimates that starting in 2014 annual payments under the supply agreement will be $15 million or $230 million over the life of the purchase agreement.

Lease Commitments. The company leases buildings and equipment under non–cancelable operating lease agreements. Operating lease expense was $3 million in both 2012 and 2011, and $4 million in 2010. Additionally, the company has timber obligations related to certain timberlands where the company acquired title to standing timber at the inception of the leases. The following summarizes the future minimum operating lease payments and obligations in connection with leasing timberlands at **December 31, 2012** (in millions):

	Operating Leases	Timber Obligations
2013	$ 3	$ 1
2014	2	—
2015	2	—
2016	1	—
2017	—	—
Thereafter	1	4
Total	$ 9	$ 5

NOTE 17. TIMBERLAND VENTURE - EQUITY METHOD INVESTMENT

In 2008, the company contributed 454,000 acres of timberlands located in its Southern Resources Segment to Southern Diversified Timber, LLC ("the Timberland Venture") in exchange for a $705 million preferred interest and a 9% common interest valued at $78 million. The Timberland Venture's other member, an affiliate of The Campbell Group LLC, contributed $783 million of cash in exchange for 91% of the Timberland Venture's common interest. Following the contribution, the company borrowed $783 million from the Timberland Venture ("Note Payable to Timberland Venture").

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The preferred interest is entitled to a cumulative preferred return equal to 7.875% per annum (approximately $56 million). No distributions can be made on the common interests until all current period and prior period preferred returns have been paid. Preferred return distributions are payable on March 15th and September 15th each year.

The annual interest rate on the Note Payable to Timberland Venture is fixed at 7.375%, resulting in annual interest expense of approximately $58 million. During the 10-year term of the note, interest is paid quarterly with the principal due upon maturity.

The activities of the Timberland Venture consist primarily of the ownership of timberlands and entering into cutting contracts with an affiliate of The Campbell Group for the sale and harvesting of timber. An affiliate of The Campbell Group is the manager of the Timberland Venture. The manager and the other member control the day-to-day operating decisions of the Timberland Venture. Plum Creek retains certain protective rights that require its consent before the Timberland Venture can take certain actions. For example, without Plum Creek's consent and subject to certain exceptions, the Timberland Venture generally cannot sell properties, incur indebtedness, file for bankruptcy or enter into contracts with affiliates which are not arm's length.

No gain was recognized in connection with the contribution of the timberlands to the venture in 2008. The book basis in the contributed timberlands was $174 million, and the company capitalized costs of $9 million in connection with the transfer. The Timberland Venture recorded the contributed timberlands at fair value, or $783 million. The difference between the beginning book basis in the venture ($174 million) and the company's share of the equity in the net assets of the venture ($783 million) was allocated between standing timber ($289 million) and land ($320 million). In addition to the allocation of earnings to our common and preferred interests, the basis difference associated with standing timber is amortized into equity earnings based on the timber harvested during the period compared to the timber expected to be harvested over one timber rotation (approximately 27 years). The basis difference associated with land is recognized in equity earnings in the period in which timberlands are sold by the venture based on a per acre rate. Since the inception of the Timberland Venture through December 31, 2012, the company has recognized $30 million in equity earnings related to the amortization of the basis difference.

Both our preferred and common interests are accounted for based on the equity method of accounting. Equity earnings of the Timberland Venture are first allocated to our preferred interest to the extent of our preferred return with any excess earnings allocated among the common interests based on ownership percentage (i.e., 9% to our common interest). All of the equity earnings will be allocated to our preferred interest in years in which our preferred return equals or exceeds the earnings of the Timberland Venture. To the extent of any shortfall in equity earnings (cumulative preferred return in excess of allocated equity earnings), future years' earnings will be allocated to our preferred interest when the earnings of the Timberland Venture exceed our preferred return. At December 31, 2012, the cumulative shortfall in allocated equity earnings is $25 million. In addition to equity earnings associated with our common and preferred interests, equity earnings include the amortization of the difference between the book basis of our investment in the Timberland Venture and our share of the Timberland Venture's net assets. Equity earnings for the Timberland Venture consist of the following for the **years ended December 31** (in millions):

	2012	2011	2010
Preferred Interest	**$ 51**	$ 50	$ 50
Common Interest	**—**	—	—
Amortization of Basis Difference	**8**	6	7
Total Equity Earnings from Timberland Venture	**$ 59**	$ 56	$ 57

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Distributions from the Timberland Venture consist of the following for the **years ended December 31** (in millions):

	2012	2011	2010
Preferred Interest	**$ 56**	$ 56	$ 56
Common Interest	**—**	—	1
Total Distributions from Timberland Venture	**$ 56**	$ 56	$ 57

The Timberland Venture can only be liquidated with the consent of both members. However, upon the nine year anniversary of the Timberland Venture, Plum Creek has the right for a six-month period to cause the Timberland Venture to redeem the other member's interest. The other Timberland Venture member has a similar redemption right after the seven year anniversary. Upon liquidation or redemption, the members' interests (i.e. capital accounts) will be adjusted to reflect the fair value of the Timberland Venture's net assets. The adjustment would first be allocated to our preferred interest if there exists an accumulated shortfall in net income attributable to our preferred interest but only to the extent that the fair value of the net assets of the Timberland Venture exceed book basis.

For the years ended December 31, 2012, 2011 and 2010, the Timberland Venture was considered a Significant Subsidiary in accordance with the financial reporting requirements of the Securities and Exchange Commission. Accordingly, the audited financial statements of the Timberland Venture are attached as an exhibit to the company's 2012 Form 10-K filing.

NOTE 18. VARIABLE INTEREST ENTITIES

The Timberland Venture (see Note 17 of the Notes to Consolidated Financial Statements) is a variable interest entity. The primary operating activities of the Timberland Venture consist of owning timberlands and entering into cutting contracts with an affiliate of the other member. Besides quarterly interest payments on the Note Payable to Timberland Venture, the company has not provided financing or other support to the venture. The venture generates sufficient cash from operating activities to finance its operations.

We are not the primary beneficiary of the Timberland Venture. The company does not manage the day-to-day operations of the Timberland Venture, has only limited protective rights and its involvement is generally limited to receiving distributions on its preferred and common interests. We are not the primary beneficiary because we do not direct the activities that most significantly impact the Timberland Venture's economic performance. We believe that the activities that most significantly impact the Timberland Venture's economic performance include managing the timberlands along with the timing and extent of the harvesting activities, neither of which we control.

The carrying amount of the investment is $204 million at December 31, 2012 and $201 million at December 31, 2011, and it is reported in the Consolidated Balance Sheets as Equity Investment in Timberland Venture. Our maximum exposure to loss is $204 million, the carrying amount of the investment. Generally, losses are first allocated among the common interests based on positive capital accounts in which we hold a 9% common interest. No losses are allocated to our preferred interest ($705 million) until the common interests have absorbed losses of approximately $861 million.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 19. RELATED PARTY TRANSACTIONS

The company has a common and preferred interest in Southern Diversified Timber, LLC ("the Timberland Venture"), which is accounted for under the equity method of accounting. See Note 17 of the Notes to Consolidated Financial Statements.

Equity earnings and distributions from the Timberland Venture were as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Equity Earnings	**$ 59**	$ 56	$ 57
Distributions	**56**	56	57

In 2008, the company borrowed $783 million from the Timberland Venture for a 10-year term at a fixed annual interest rate of 7.375%. The related party obligation is included in the Consolidated Balance Sheet as Note Payable to Timberland Venture. Interest expensed and paid with respect to the Note Payable to Timberland Venture were as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Interest Expense	**$ 58**	$ 58	$ 58
Interest Payments	**58**	58	58

As a result, the company had accrued interest payable for the Note Payable to Timberland Venture of the following **at December 31** (in millions):

	2012	2011
Interest Payable (to related party)	**$ 7**	$ 7

NOTE 20. SEGMENT INFORMATION

The company is organized into five operating segments based on the nature of the business activities of each component. Each operating segment has a separate management team. The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statements of Income. Intersegment Revenues are recorded at market prices, which are determined at least quarterly, and are eliminated in the consolidated results. Several operating segments have sales outside of the U.S. (see Export Revenues), but the company does not hold any long-lived foreign assets. These operating segments represent the company's five reportable segments, which are: (1) Northern Resources, (2) Southern Resources, (3) Real Estate, (4) Manufactured Products and (5) Other.

Northern Resources Segment. The Northern Resources Segment consists of timberlands located in Maine, Michigan, Montana, New Hampshire, Oregon, Vermont, Washington, West Virginia and Wisconsin. The Northern Resources Segment grows timber for sale primarily in domestic regional markets. Additionally, some logs are sold in export markets, mainly to China and Canada. The Northern Resources Segment sells softwood and hardwood sawlogs and softwood and hardwood pulpwood. Softwood and hardwood sawlogs are sold primarily to regional lumber and plywood manufacturers. Logs harvested in Montana are sold mostly to the company's Manufactured Products Segment (see Intersegment Revenues). Softwood and hardwood pulpwood is sold to regional paper and packaging manufacturers.

Southern Resources Segment. The Southern Resources Segment consists of timberlands located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. The Southern Resources Segment grows timber for sale in domestic regional markets. The Southern Resources Segment sells primarily softwood sawlogs and pulpwood. Additionally, some logs are sold in export markets, mainly Europe and

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Asia. Softwood sawlogs are sold to regional lumber and plywood manufacturers. Softwood pulpwood is sold to regional paper and packaging manufacturers, producers of oriented strand board, and producers of wood pellets for use in bioenergy. Additionally, the Southern Resources Segment leases a portion of our timberlands to third parties on an annual basis for recreational purposes.

Real Estate Segment. The Real Estate Segment consists of sales of higher value timberlands and non-strategic timberlands. We estimate that included in the company's 6.4 million acres of timberlands are approximately 850,000 acres of higher value timberlands, which are expected to be sold and/or developed over the next fifteen years for recreational, conservation, commercial and residential purposes. Included within the 850,000 acres of higher value timberlands are approximately 650,000 acres we expect to sell for recreational uses, approximately 125,000 acres we expect to sell for conservation and approximately 75,000 acres that are identified as having development potential. The company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold in smaller scale transactions over the near and medium term. In addition to these 300,000 acres, the company may also make sales of non-strategic timberlands in larger scale transactions to commercial timberland buyers as opportunities arise. In the meantime, all of our timberlands continue to be managed productively in our business of growing and selling timber.

Some of our real estate activities, including our real estate development business, are conducted through our wholly-owned taxable REIT subsidiaries. Properties developed internally by the company will generally be low-intensity development limited to obtaining entitlements. Larger and more complicated projects needing more invested capital may be developed through third party ventures.

Manufactured Products Segment. The Manufactured Products Segment consists of two lumber mills (of which one mill is curtailed until markets improve), two plywood mills, two medium density fiberboard ("MDF") facilities, one lumber remanufacturing facility in Idaho and one lumber remanufacturing facility in Montana (which is curtailed until markets improve). The lumber facilities produce boards, studs, and dimension lumber and the panel facilities produce high-quality plywood and MDF panels. All of these products are targeted to domestic wood products retailers, home construction, industrial customers, and to a lesser extent, for export primarily to Canada and Mexico. Residual chips that are not used internally may be sold to regional pulp and paper manufacturers. Revenues from manufactured products by product line were as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Lumber	**$ 78**	$ 77	$ 75
Plywood	**91**	75	73
MDF	**155**	121	117
Total	**$ 324**	$ 273	$ 265

Other Segment. The Other Segment consists primarily of income associated with oil and natural gas production, rock and mineral extraction and wind power development, along with communication and transportation rights of way. Some of these activities are conducted through our wholly-owned taxable REIT subsidiaries.

The company evaluates performance of the segments based on operating income before interest, unallocated corporate expenses and taxes. Asset information is not reported by segment, as the company does not produce such information internally.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The tables below present information about reported segments for the **years ended December 31** (in millions):

	Northern Resources	Southern Resources	Real Estate[(A)]	Manufactured Products[(B)]	Other[(C)]	Total[(D)]
2012						
External Revenues	**$ 224**	**$ 417**	**$ 352**	**$ 324**	**$ 22**	**$ 1,339**
Intersegment Revenues	**22**	**—**	**—**	**—**	**—**	**22**
Export Revenues	**19**	**2**	**—**	**32**	**—**	**53**
Depreciation, Depletion and Amortization	**26**	**67**	**1**	**15**	**1**	**110**
Basis of Real Estate Sold	**—**	**—**	**138**	**—**	**—**	**138**
Other Operating Gain	**—**	**—**	**—**	**—**	**—**	**—**
Operating Income (Loss)	**20**	**90**	**187**	**29**	**19**	**345**
2011						
External Revenues	$ 213	$ 359	$ 301	$ 273	$ 21	$ 1,167
Intersegment Revenues	20	—	—	—	—	20
Export Revenues	26	—	—	25	—	51
Depreciation, Depletion and Amortization	26	51	2	13	—	92
Basis of Real Estate Sold	—	—	77	—	—	77
Other Operating Gain	—	—	—	—	2	2
Operating Income (Loss)	24	74	195	15	21	329
2010						
External Revenues	$ 192	$ 377	$ 336	$ 265	$ 20	$ 1,190
Intersegment Revenues	18	—	—	—	—	18
Export Revenues	14	—	—	24	—	38
Depreciation, Depletion and Amortization	28	50	2	12	—	92
Basis of Real Estate Sold	—	—	132	—	—	132
Other Operating Gain	1	—	—	2	5	8
Operating Income (Loss)	13	107	180	24	23	347

(A) The company recognized impairment losses on sales of timberlands expected to close within a twelve-month period of less than $1 million in 2012, $1 million in 2011 and $1 million in 2010. Impairments are recognized as part of Cost of Goods Sold and reflected as part of Operating Income.

(B) During 2010, the company sold certain lumber manufacturing assets for a gain of $2 million. The gain is reported as Other Operating Gain in our Manufactured Products Segment and is included in Other Operating Income (Expense), net in the Consolidated Statements of Income.

(C) During 2011, the company received a payment of $2 million for the settlement of a dispute that related to certain mineral rights. The payment is reported as Other Operating Gain in our Other Segment and is included in Other Operating Income (Expense), net in the Consolidated Statements of Income.

During 2010, the company agreed to terminate a land lease for consideration of $5 million from the lessor. The land lease had been accounted for as an operating lease. The consideration is reported as Other Operating

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Gain in our Other Segment since the consideration was primarily for the release of mineral rights and is included in Other Operating Income (Expense), net in the Consolidated Statements of Income.

During 2010, the company received $21 million for the sale of an undivided 50% interest in natural gas rights on approximately 110,000 acres in West Virginia and to modify an existing natural gas lease on the same acres. The company allocated the proceeds based on relative fair value and determined that $11 million was for the sale of the natural gas rights and $10 million was for a lease bonus related to the modification of exploration rights under the existing lease. The fair value of the undivided 50% interest in natural gas rights was derived using an income approach based on discounted future cash flows. For 2010, the sale is reported as Gain on Sale of Properties, net of tax in the Consolidated Statements of Income and was not included in the Other Segment's operating income. The fair value of the modification to the exploration rights under the existing lease was based on market analyses and comparable leases. The $10 million, along with the remaining deferred revenue at the time of the modification of $12 million associated with the original granting of exploration rights in 2008, is being amortized into revenue of the Other Segment over the expected three-year term.

(D) Consolidated depreciation, depletion and amortization includes unallocated corporate depreciation of $4 million for 2012, 2011 and 2010.

A reconciliation of total segment operating income to income before income taxes is presented below for the **years ended December 31** (in millions):

	2012	2011	2010
Total Segment Operating Income	**$ 345**	$ 329	$ 347
Corporate and Other Unallocated Expenses	**(65)**	(55)	(51)
Other Unallocated Operating Income (Expense), net	**1**	1	1
Operating Income	**281**	275	297
Equity Earnings from Timberland Venture	**59**	56	57
Total Interest Expense, net	**(140)**	(139)	(138)
Gain (Loss) on Extinguishment of Debt	**—**	—	(13)
Income before Income Taxes	**$ 200**	$ 192	$ 203

NOTE 21. SUBSEQUENT EVENTS

Quarterly Dividend. On February 5, 2013, the Board of Directors authorized the company to make a dividend payment of $0.42 per share, or approximately $68 million, which will be paid on March 1, 2013 to stockholders of record on February 15, 2013.

PLUM CREEK TIMBER COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 22. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

(In Millions, Except Per Share Amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2012				
Revenues	**$ 337**	**$ 294**	**$ 354**	**$ 354**
Gross Profit	**78**	**81**	**110**	**127**
Operating Income	**50**	**55**	**79**	**97**
Net Income	**29**	**36**	**59**	**79**
Net Income per Share—Basic [A]	**$ 0.18**	**$ 0.22**	**$ 0.36**	**$ 0.49**
Net Income per Share—Diluted [A]	**$ 0.18**	**$ 0.22**	**$ 0.36**	**$ 0.49**
2011				
Revenues	$ 275	$ 284	$ 293	$ 315
Gross Profit	85	88	93	112
Operating Income	60	63	69	83
Net Income	38	44	50	61
Net Income per Share—Basic [A]	$ 0.23	$ 0.27	$ 0.31	$ 0.38
Net Income per Share—Diluted [A]	$ 0.23	$ 0.27	$ 0.31	$ 0.38

[A] Net income per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income per share may not equal the total computed for the year.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Plum Creek Timber Company, Inc.

We have audited the accompanying consolidated balance sheets of Plum Creek Timber Company, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plum Creek Timber Company, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Plum Creek Timber Company, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
February 22, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Plum Creek Timber Company, Inc.

We have audited Plum Creek Timber Company, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Plum Creek Timber Company, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Plum Creek Timber Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Plum Creek Timber Company, Inc., and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
February 22, 2013

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (CONTINUED)

Included in this item are the consolidated financial statements related to Plum Creek Timberlands, L.P., a Delaware Limited Partnership and a wholly-owned subsidiary of Plum Creek Timber Company, Inc. These financial statements are provided pursuant to Rule 3-10 of Regulation S-X in connection with the shelf registration statement on Form S-3 filed in December of 2011 pursuant to which Plum Creek Timberlands, L.P. has registered and from time to time may offer and sell debt securities. As of December 31, 2012, Plum Creek Timberlands, L.P. has publicly issued and outstanding $1,359 million aggregate principal amount of Senior Notes ("Public Debt") pursuant to the shelf registration statement.

PLUM CREEK TIMBERLANDS, L.P.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
(In Millions)	**2012**	2011	2010
REVENUES:			
Timber	**$ 641**	$ 572	$ 569
Real Estate	**352**	301	336
Manufacturing	**324**	273	265
Other	**22**	21	20
Total Revenues	**1,339**	1,167	1,190
COSTS AND EXPENSES:			
Cost of Goods Sold:			
Timber	**498**	445	421
Real Estate	**157**	92	148
Manufacturing	**286**	250	236
Other	**2**	2	2
Total Cost of Goods Sold	**943**	789	807
Selling, General and Administrative	**116**	106	95
Total Costs and Expenses	**1,059**	895	902
Other Operating Income (Expense), net	**1**	3	9
Operating Income	**281**	275	297
Equity Earnings from Timberland Venture	**59**	56	57
Interest Expense, net	**82**	81	80
Loss on Extinguishment of Debt	**—**	—	(13)
Income before Income Taxes	**258**	250	261
Provision (Benefit) for Income Taxes	**(3)**	(1)	1
Income from Continuing Operations	**261**	251	260
Gain on Sale of Properties, net of Tax	**—**	—	11
Net Income before Allocation to Series T-1 Preferred Interest and Partners	**261**	251	271
Net Income Allocable to Series T-1 Preferred Interest	**(58)**	(58)	(58)
Net Income Available to Common Interest Partners	**$ 203**	$ 193	$ 213

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBERLANDS, L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions)	Year Ended December 31, 2012	2011	2010
Net Income before Allocation to Series T-1 Preferred Interest and Partners	**$ 261**	$ 251	$ 271
Other Comprehensive Income before Income Taxes:			
Defined Benefit Pension Plans:			
Actuarial Gain (Loss)	**(2)**	(31)	6
Plus: Amortization of Actuarial Loss Reclassified to Pension Expense	**4**	2	2
Unrealized Gains (Losses) on Grantor Trust Assets:			
Unrealized Holding Gains (Losses) Arising During Period	**2**	(1)	2
Less: Reclassification for Gains (Losses) Recognized in Net Income	**—**	—	—
Other Comprehensive Income (Loss) Before Tax	**4**	(30)	10
Income Tax Expense (Benefit) Related to Items of Other Comprehensive Income	**1**	(6)	2
Other Comprehensive Income (Loss) After Tax	**3**	(24)	8
Comprehensive Income	**$ 264**	$ 227	$ 279

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBERLANDS, L.P.
CONSOLIDATED BALANCE SHEETS

(In Millions)	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and Cash Equivalents	**$ 356**	$ 254
Accounts Receivable	**22**	28
Inventories	**49**	48
Deferred Tax Asset	**7**	5
Assets Held for Sale	**61**	103
Other Current Assets	**13**	15
	508	453
Timber and Timberlands, net	**3,363**	3,365
Mineral Rights, net	**87**	12
Property, Plant and Equipment, net	**127**	138
Equity Investment in Timberland Venture	**204**	201
Deferred Tax Asset	**19**	18
Investment in Grantor Trusts ($39 and $36 at Fair Value in 2012 and 2011)	**40**	37
Other Assets	**37**	36
Total Assets	**$ 4,385**	$ 4,260
LIABILITIES		
Current Liabilities:		
Current Portion of Long-Term Debt	**$ 248**	$ 352
Line of Credit	**104**	348
Accounts Payable	**26**	25
Interest Payable	**19**	19
Wages Payable	**29**	20
Taxes Payable	**9**	9
Deferred Revenue	**23**	27
Other Current Liabilities	**7**	8
	465	808
Long-Term Debt	**1,815**	1,290
Other Liabilities	**92**	109
Total Liabilities	**2,372**	2,207
Commitments and Contingencies		
PARTNERSHIP CAPITAL		
Series T-1 Preferred Interest	**790**	790
Partners' Capital (Common Partnership Interests)	**1,223**	1,263
Total Partnership Capital	**2,013**	2,053
Total Liabilities and Partnership Capital	**$ 4,385**	$ 4,260

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBERLANDS, L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

(In Millions)	Preferred Partnership Interest	Common Partners' Capital	Accumulated Other Comprehensive Income (Loss)	Total Partnership Capital
January 1, 2010	$ 790	$ 1,485	$ (19)	$ 2,256
Net Income before Allocation to Series T-1 Preferred Interest and Partners		271		271
Other Comprehensive Income			8	8
Net Income Allocation to Series T-1 Preferred Interest	58	(58)		—
Distributions to Partners (Common Partnership Interests)		(321)		(321)
Distributions for Series T-1 Preferred Interest	(58)			(58)
Capital Contributions from Parent		8		8
December 31, 2010	$ 790	$ 1,385	$ (11)	$ 2,164
Net Income before Allocation to Series T-1 Preferred Interest and Partners		251		251
Other Comprehensive Income			(24)	(24)
Net Income Allocation to Series T-1 Preferred Interest	58	(58)		—
Distributions to Partners (Common Partnership Interests)		(288)		(288)
Distributions for Series T-1 Preferred Interest	(58)			(58)
Capital Contributions from Parent		8		8
December 31, 2011	$ 790	$ 1,298	$ (35)	$ 2,053
Net Income before Allocation to Series T-1 Preferred Interest and Partners		**261**		**261**
Other Comprehensive Income			**3**	**3**
Net Income Allocation to Series T-1 Preferred Interest	**58**	**(58)**		**—**
Distributions to Partners (Common Partnership Interests)		**(255)**		**(255)**
Distributions for Series T-1 Preferred Interest	**(58)**			**(58)**
Capital Contributions from Parent		**9**		**9**
December 31, 2012	**$ 790**	**$ 1,255**	**$ (32)**	**$ 2,013**

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBERLANDS, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)	Year Ended December 31, 2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income before Allocation to Preferred Partnership Interest and Partners	**$ 261**	251	$ 271
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:			
Depreciation, Depletion and Amortization	**114**	96	96
Basis of Real Estate Sold	**138**	77	132
Equity Earnings from Timberland Venture	**(59)**	(56)	(57)
Distributions from Timberland Venture	**56**	56	57
Deferred Income Taxes	**(3)**	—	1
Gain on Sale of Properties and Other Assets	**—**	—	(13)
Loss on Extinguishment of Debt	**—**	—	13
Deferred Revenue from Long-Term Gas Leases (Net of Amortization)	**(8)**	11	3
Timber Deed Acquired	**(98)**	(5)	—
Pension Plan Contributions	**(20)**	(3)	(4)
Working Capital Changes Impacting Cash Flow:			
Income Tax Receivable	**—**	(1)	13
Other Working Capital Changes	**15**	(7)	(17)
Other	**15**	13	12
Net Cash Provided By Operating Activities	**411**	432	507
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital Expenditures (Excluding Timberland Acquisitions)	**(72)**	(70)	(71)
Timberlands Acquired	**(18)**	(89)	—
Mineral Rights Acquired	**(76)**	(12)	—
Proceeds from Sale of Properties and Other Assets	**—**	—	13
Purchases of Marketable Securities	**—**	—	(2)
Other	**(1)**	—	2
Net Cash Used In Investing Activities	**(167)**	(171)	(58)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash Distributions to Common Partners	**(255)**	(288)	(321)
Cash Distributions for Series T-1 Preferred Interest	**(58)**	(58)	(58)
Borrowings on Line of Credit	**1,843**	1,921	1,783
Repayments on Line of Credit	**(2,087)**	(1,739)	(1,937)
Proceeds from Issuance of Long-Term Debt	**773**	—	575
Debt Issuance Costs	**(5)**	—	(7)
Principal Payments and Retirement of Long-Term Debt	**(353)**	(95)	(531)
Net Cash Used In Financing Activities	**(142)**	(259)	(496)
Increase (Decrease) In Cash and Cash Equivalents	**102**	2	(47)
Cash and Cash Equivalents:			
Beginning of Period	**254**	252	299
End of Period	**$ 356**	$ 254	$ 252
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash Paid (Received) During the Year for:			
Interest - Net	**$ 78**	$ 76	$ 80
Income Taxes - Net	**$ —**	$ —	$ (15)

See accompanying Notes to Consolidated Financial Statements

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ACCOUNTING POLICIES

General. Plum Creek Timberlands, L.P. is a Delaware Limited Partnership and a wholly-owned subsidiary of Plum Creek Timber Company, Inc. ("Parent"), a Delaware Corporation and a real estate investment trust, or "REIT". References herein to "the Operating Partnership," "we," "us," or "our" relate to Plum Creek Timberlands, L.P. and all of its wholly-owned consolidated subsidiaries; references to "Plum Creek" or "Parent" relate to Plum Creek Timber Company, Inc. and all of its wholly-owned consolidated subsidiaries.

At December 31, 2012, the Operating Partnership owned and managed approximately 6.4 million acres of timberlands in the Northwest, Southern and Northeast United States, and owned eight wood product conversion facilities in the Northwest United States (two of which have been curtailed). Included in the 6.4 million acres are approximately 850,000 acres of higher value timberlands, which are expected to be sold and/or developed over the next fifteen years for recreational, conservation or residential purposes. In addition, the Operating Partnership has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold in smaller acreage transactions over the near and medium term. In the meantime, all of our timberlands continue to be managed productively in our business of growing and selling timber.

Basis of Presentation. The consolidated financial statements of the Operating Partnership include the accounts of Plum Creek Timberlands, L.P. and its subsidiaries. The Operating Partnership is 100% owned by Plum Creek. Plum Creek has no assets or liabilities other than its direct and indirect ownership interests in Plum Creek Timberlands, L.P. and its interest in Plum Creek Ventures I, LLC ("PC Ventures"), a 100% owned subsidiary of Plum Creek. The Parent has no operations other than its investment in these subsidiaries and transactions in its own equity, such as the issuance and/or repurchase of common stock and the receipt of proceeds from stock option exercises. Intercompany transactions and accounts between Plum Creek Timberlands, L.P. and its subsidiaries have been eliminated in consolidation. All transactions are denominated in United States dollars.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Concentrations. Annual revenues from the Operating Partnership's largest customer accounted for 7% of total annual revenues in 2012, 2011, and 2010. If adverse market conditions for wood products were to continue or worsen, the loss of this customer could have a significant effect on the Operating Partnership's results of operations.

Product Concentrations. Sales of the Operating Partnership's timber and wood products are dependent upon the economic conditions of the housing, repair and remodeling, industrial, and pulp and paper industries. Sales of the Operating Partnership's timberlands are dependent upon the general economic conditions in the United States, interest rates and the availability of buyer financing from financial institutions, not-for-profit organizations and government sources. As a result of these product concentrations, continued or worsening conditions in these markets could have a significant impact on the Operating Partnership's results of operations.

Revenue Recognition. Timber sales revenues are recognized when legal ownership and the risk of loss transfers to the purchaser and the quantity sold is determinable. The Operating Partnership sells timber under delivered log agreements as well as through sales of standing timber (or "stumpage"). For delivered sales, revenue, which includes amounts billed for shipping and handling (logging and hauling of timber), is recognized when the log is delivered to the customer. Stumpage is sold using pay-as-cut or timber deed sale agreements. Under a pay-as-cut sales contract, the purchaser acquires the right to harvest specified timber on a tract, at an agreed upon price per unit. The sale and any related advances are recognized as revenue as the purchaser harvests the timber on the tract. Under a timber deed sale, the buyer agrees to purchase and harvest specified timber on a tract of land over the term of the contract (usually less than 18 months). Unlike a pay-as-cut sales contract, risk of loss and title to the trees transfer to the buyer when the contract is signed. The buyer also pays the full purchase price when the contract is signed. Revenue from a timber deed sale is recognized when the contract is signed.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Revenues generated from the sale of lumber, plywood, medium density fiberboard ("MDF") and related by-products (primarily wood chips), and amounts billed for shipping and handling, are recognized at the time of delivery.

Revenue from the sale of real estate is recognized when the sale has been consummated, the buyer's initial and ongoing payments are adequate, the risks and rewards of owning the property have transferred to the buyer, and we have no continuing involvement with the property. For substantially all of our real estate sales, we receive the entire consideration in cash at closing ("Cash Sales"). Also at closing, the risks and rewards of ownership transfer to the buyer and we do not have a continuing involvement in our properties after they are sold. We recognize revenue under the full accrual method for Cash Sales of real estate when the sale is consummated (i.e., at closing). On occasion, we receive a portion of the real estate sale consideration in the form of a note receivable. These sales ("Credit Sales") were 3% of total real estate sales during 2010. There were no Credit Sales during 2012 or 2011.

Under these circumstances, we use the full accrual method of recognizing revenue if the buyer's initial and continuing investment is adequate; otherwise, revenue is generally recognized under the cost recovery method or deposit method, depending on the circumstances. Revenue from real estate development projects is generally recognized under the full accrual method of accounting because sales generally do not commence until the project is completed. Broker commissions and closing costs of our Real Estate Segment are included in Cost of Goods Sold.

We occasionally sell timberlands to a single buyer under a multi-period contract covering a series of prescheduled closings and/or options. Under these multi-period contracts, once title and risk of loss have transferred to the buyer for individual properties, the properties sold cannot be returned for a refund. However, deposits for future closings under multi-period contracts may be refunded under certain circumstances. The Operating Partnership treats each closing under a multi-period arrangement as a separate sale. Revenue in connection with a multi-period contract is generally recognized at closing equal to the lesser of the non-refundable consideration received or an allocation of total consideration based on fair value.

Revenue generated from real estate sales includes the sale of higher value timberlands, non-strategic timberlands and large blocks of timberlands. In some of these transactions, the Operating Partnership sells timberlands that qualify for like-kind (tax-deferred) exchange treatment under the Internal Revenue Code. Substantially all of these sales involve a third party intermediary, whereby the third party intermediary receives proceeds related to the property sold and then reinvests the proceeds in like-kind property. The proceeds are recorded as revenue when the third party intermediary receives them. See "Like-Kind Exchanges".

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Substantially all of the cash and cash equivalents are invested in money market funds.

Accounts Receivable. Accounts receivable is presented net of an allowance for doubtful accounts of $0.3 million at December 31, 2012 and $0.4 million at December 31, 2011. Accounts are deemed past due based on payment terms. The allowance for doubtful accounts represents management's estimate and is based on historical losses, recent collection history, credit ratings of individual customers and existing economic conditions. Delinquent accounts are charged against the allowance for doubtful accounts to the extent and at the time they are deemed uncollectible.

Like-Kind Exchanges. The Operating Partnership may enter into like-kind (tax-deferred) exchange transactions to acquire and sell assets, principally timberlands. These transactions may include both forward (timberlands sold, followed by reinvestment of proceeds to acquire timberlands) and reverse (timberlands purchased, followed by receipt of proceeds from timberland sales) like-kind exchanges. The Operating Partnership uses a qualified escrow and/or trust account to facilitate like-kind exchange transactions. Funds from forward like-kind exchange transactions are restricted from being used until the funds are either successfully reinvested in timber and timberlands or the exchange fails and the proceeds are distributed to the Operating Partnership.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Inventories. Logs, work-in-process and finished goods are stated at the lower of cost or market using the average cost method. A separate lower of cost or market analysis is prepared for each product line (i.e. lumber, plywood and MDF). Net realizable value is determined based on actual selling prices at the end of the accounting period. Losses on firm purchase commitments for logs are recorded when the related manufactured finished products are expected to be sold at a loss based on current product prices. Supplies inventories are stated at cost. Costs for manufactured inventories include raw materials, labor, supplies, energy, depreciation and production overhead. Cost of log inventories include timber depletion, stumpage, associated logging and harvesting costs, road costs and production overhead.

Timber and Timberlands. Timber (including timber deeds and logging roads) and timberlands are stated at cost less accumulated depletion for timber previously harvested and accumulated road amortization. The Operating Partnership capitalizes timber and timberland purchases along with reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, fertilization, herbicide application and the thinning of tree stands to improve growth. The Operating Partnership presents timber and timberland purchases and the capitalized costs described above under Investing Activities on the Consolidated Statements of Cash Flows. A timber deed, also called timber cutting rights, allows the Operating Partnership to harvest timber on timberlands it does not own over a specific time period (currently less than 10 years). The Operating Partnership capitalizes timber deed acquisitions. The Operating Partnership presents timber deed acquisitions under Operating Activities on the Consolidated Statements of Cash Flows. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands (other than lease payments for the purchase of standing timber, in which case the payments are capitalized) and forest management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over 30 years. Costs for roads that are built to access multiple logging sites over numerous years are capitalized and amortized over 6 years. Costs for roads built to access a single logging site are expensed as incurred.

Costs attributable to timber harvested, or depletion, are charged against income as trees are harvested. Depletion rates are determined annually based on the relationship between net carrying value of the timber plus certain capitalizable silviculture costs expected to be incurred over the harvest cycle and total timber volume estimated to be available over the harvest cycle. The depletion rate does not include an estimate for either future reforestation costs associated with a stand's final harvest or future volume in connection with the replanting of a stand subsequent to its final harvest. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales.

Mineral Rights. Mineral rights are stated at cost less accumulated depletion. The Operating Partnership capitalizes the cost of obtaining mineral rights. A portion of the purchase price is charged against income (depletion expense) as we recognize royalty income from the sale of the products extracted from the quarries. Depletion rates are determined annually based on the relationship between the net carrying value of the mineral rights over the estimated remaining tons of mineral reserves.

Higher and Better Use Timberlands / Real Estate Development. We estimate that included in the Operating Partnership's 6.4 million acres of timberlands are approximately 850,000 acres of higher value timberlands, which are expected to be sold and/or developed over the next fifteen years for recreational, conservation or residential purposes. Included within the 850,000 acres of higher value timberlands are approximately 650,000 acres we expect to sell for recreational uses, approximately 125,000 acres we expect to sell for conservation and approximately 75,000 acres that are identified as having development potential. In the meantime, all of our timberlands continue to be managed productively in our business of growing and selling timber. Some of our real estate activities, including our real estate development business, are conducted through our wholly-owned taxable REIT subsidiaries.

Costs associated with a specific real estate project are capitalized when management estimates that it is probable that a project will be successful. Both external and internal expenditures directly associated with the specific real estate project are capitalized. The Operating Partnership will capitalize improvements and other development costs, including interest costs and property taxes, during the development period. General real estate development costs not related to a specific project and costs incurred before management has concluded that it is probable that a project will be successful (e.g. investigatory costs) are expensed as incurred. For real estate projects with multiple parcels, the

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Operating Partnership determines the cost of the individual lots sold by allocating the historical cost of the land, timber, development and common construction costs on a relative sales value.

Properties developed by the Operating Partnership will generally be low-intensity development limited to activities associated with obtaining entitlements. Capitalized real estate development costs, including the book basis in the related timber and timberlands associated with these developments, were $13 million at both December 31, 2012 and 2011. Substantially all of these properties are expected to be sold beyond one year and are included in Other Assets (non-current).

Larger and more complicated projects needing more invested capital may be developed through third party ventures. These projects have a longer timeframe and are not expected to be sold in the near term. The capitalized development costs for these projects and the book basis of the related timber and timberlands are included in Timber and Timberlands as they are still managed for timber operations.

The book basis of timberlands that are considered held for sale are presented in the Consolidated Balance Sheet as Assets Held for Sale. The total book basis for assets held for sale was $61 million at December 31, 2012 and $103 million at December 31, 2011. Generally, timberlands that are under contract to sell or are listed for sale through an independent broker or by a taxable REIT subsidiary and are expected to be sold within the next year are considered assets held for sale. The book basis of timberlands that do not meet the held for sale criteria is included in Timber and Timberlands.

Accounting for Equity Method Investments. In 2008, a subsidiary of the Operating Partnership, Plum Creek Timber Operations I, LLC ("PC Member"), contributed 454,000 acres of timberlands located in its Southern Resources Segment to a timberland venture in exchange for a $705 million preferred interest and a $78 million common interest. The Operating Partnership accounts for its interest in the Timberland Venture under the equity method of accounting. See Note 14 of the Notes to Consolidated Financial Statements.

Accounting for Unconsolidated Real Estate Joint Venture Arrangements. Under the terms of our current joint venture arrangement (entered into in 2006), the Operating Partnership received proceeds in connection with the sale of our land to the joint venture and will receive additional contingent consideration (i.e., joint venture earnings) as parcels of land are sold by the joint venture to unrelated third parties. Real estate revenue is recognized under the cost recovery method in connection with the sale of land to a joint venture. Under the cost recovery method, no profit is recognized until cash received from the buyer exceeds the book basis in the property sold. Proceeds in connection with the sale of land to the joint venture are recognized as Real Estate Revenue.

Joint venture earnings from the unconsolidated joint venture will be recognized under the equity method of accounting as a result of parcel sales by the joint venture to unrelated third parties. When they occur, joint venture earnings will be recognized as Equity Earnings from Real Estate Joint Ventures in our Consolidated Statements of Income.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost. Replacements of major units of property are capitalized, and the replaced units are retired. Replacement of minor components of property and repair and maintenance costs are charged to expense as incurred.

The Operating Partnership evaluates its long-lived assets for potential impairment whenever circumstances indicate the book basis of an asset group may not be recoverable. The Operating Partnership considers each of its manufacturing facilities to be a separate asset group based on identifiable cash flows.

All property, plant and equipment other than manufacturing machinery (for lumber, plywood and MDF) are depreciated using the straight-line method over the estimated useful lives of the related assets. Manufacturing machinery and equipment are depreciated on either a straight-line basis or a units-of-production basis, which approximates a straight-line basis. Useful lives are 19 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Leasehold improvements are depreciated over the lease term or estimated useful life, whichever is shorter. The cost and related accumulated depreciation of property sold or retired are removed from the accounts and

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

any gain or loss is recorded. Depreciation expense, excluding impairment charges, was $22 million, $20 million, and $19 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Grantor Trusts. The Operating Partnership has a grantor trust that was established for deferred compensation and deferred Plum Creek shares. See Note 8 of the Notes to Consolidated Financial Statements. Deferred compensation assets, which include money market and mutual fund investments, are classified as "trading securities" and are carried at market value. Realized gains and losses and changes in unrealized gains and losses and a corresponding amount of compensation expense are recorded in the Consolidated Statements of Income.

The Operating Partnership maintains another grantor trust, which the Operating Partnership uses to fund its non-qualified pension plan obligation. See Notes 8 and 10 of the Notes to Consolidated Financial Statements. Money market and mutual fund investments held by this trust are classified as "available for sale securities." The investments are carried at market values on the Operating Partnership's Consolidated Balance Sheets. Realized gains and losses are recognized in the Consolidated Statements of Income; changes in unrealized gains and losses are recorded as other comprehensive income or loss, unless an other than temporary impairment has occurred, in which case an impairment loss is recognized in the Consolidated Statements of Income.

Shipping and Handling Costs. Costs incurred for the transportation of timber and manufactured products are included in Cost of Goods Sold.

Accounting for Share-Based Compensation. All share-based payments to employees are recognized in the income statement based on their fair values. The Black-Scholes-Merton option pricing model is used to value Plum Creek stock options and the grant date fair values, the closing market price for Plum Creek's common stock, are used to value other Plum Creek common stock awards of restricted stock and restricted stock units. Share-based awards that are classified and accounted for as liabilities also may be granted to any officer, director, employee, consultant, or advisor of the Operating Partnership. These awards are valued using a Monte Carlo simulation.

Other Operating Income. Periodically the Operating Partnership will recognize gains and losses from miscellaneous asset sales, litigation settlements and other items which are reported in our Consolidated Statements of Income as Other Operating Income (Expense), net. See Note 17 of the Notes to Consolidated Financial Statements.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2012 presentation. The reclassifications had no impact on operating income or net income.

During 2012, the Operating Partnership amended certain state income tax returns by filing on a unitary basis, which involves combining the REIT (Plum Creek) and its wholly-owned taxable REIT subsidiaries. The unitary state filings resulted in an additional deferred tax asset of $5 million, which was fully offset by an increase in the income tax valuation allowance. The change had no impact on the Operating Partnership's financial position, net income or cash flows in the current year or prior periods. The Operating Partnership has reflected the change as of the beginning of 2011 in the income tax footnote and the financial statements. See Note 6 of the Notes to Consolidated Financial Statements.

New Accounting Pronouncements

Fair Value Measurements and Disclosures. In 2011, the FASB amended fair value measurement and disclosure requirements. Among other things, the amendments changed certain disclosure requirements for fair value measurements. Upon adoption in 2012, the amendment having the most impact on the Operating Partnership relates to the fair value of debt disclosures. This amendment requires classification of the level within the fair value hierarchy and, for Level 2 and Level 3 measurements, a description of the valuation technique(s) and the inputs used in the fair value measurement, except that quantitative disclosures are not required. The amendments are effective for fiscal years and interim periods within those years, beginning on or after December 15, 2011. The adoption did not have a material impact on the Operating Partnership's financial position, results of operations or cash flows. See Note 8 of the Notes to Consolidated Financial Statements.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. INVENTORIES

Inventories, accounted for using the lower of average cost or market, consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Raw Materials (primarily logs)	**$ 9**	$ 10
Work-In-Process	**2**	1
Finished Goods	**24**	24
	35	35
Supplies	**14**	13
Total	**$ 49**	$ 48

NOTE 3. TIMBER AND TIMBERLANDS

Timber and Timberlands consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Timber and Logging Roads, net	**$ 2,169**	$ 2,232
Timber Deed, net	**92**	5
Timberlands	**1,102**	1,128
Timber and Timberlands, net	**$ 3,363**	$ 3,365

During 2012, the Operating Partnership acquired approximately 13,000 acres of timberlands primarily located in Georgia and South Carolina for a total of $18 million. These purchases were funded with cash and have been accounted for as asset acquisitions. Timberland dispositions during 2012 were approximately 269,000 acres, of which 147,000 acres were located in the Northern Resources Segment and 122,000 acres were located in the Southern Resources Segment.

In January 2012, the Operating Partnership purchased a timber deed in the Southern Resources Segment for $103 million, $5 million of which was paid as a deposit in December 2011. The timber deed encompasses approximately 4.7 million tons of standing timber which along with future growth, will be harvested over the eight-year term of the deed. The timber deed purchase price has been reflected in our Consolidated Statements of Cash Flows as an outflow under Cash Provided by Operating Activities.

During 2011, the Operating Partnership acquired approximately 59,000 acres of timberlands primarily located in Alabama and Georgia for a total of $89 million. These purchases were financed primarily from our line of credit and have been accounted for as asset acquisitions. Timberland dispositions during 2011 were approximately 185,000 acres, of which 45,000 acres were located in the Northern Resources Segment and 140,000 acres were located in the Southern Resources Segment.

The Operating Partnership's Real Estate Segment revenue consists of sales of higher and better use timberlands and sales of non-strategic timberlands. Occasionally, timberlands are sold at a loss. Each potential real estate sale is evaluated for a possible impairment in accordance with the accounting for long-lived assets classified as held for sale. At December 31, 2012, the book basis of real estate held for sale was $61 million and was $103 million as of December 31, 2011. Impairment losses are included in Cost of Goods Sold for Real Estate in our Consolidated Statements of Income.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Impairment losses recorded for the potential sale of timberlands and the associated book basis after the impairment recognition were as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Impairment Losses	**$ —**	$ 1	$ 1
Book Basis of Property	**$ 4**	$ 7	$ 2

The fair value of the impaired assets was primarily determined based on external appraisals which were derived from a combination of comparable sales and discounted future cash flows.

NOTE 4. MINERAL RIGHTS

On December 31, 2012, the Operating Partnership acquired mineral rights in approximately 144 million tons of aggregate reserves at four quarries in South Carolina for approximately $76 million. The Operating Partnership is entitled to an overriding royalty in connection with the gross proceeds from the sale of crushed stone from these quarries. Our mineral rights expire after 40 years. The Operating Partnership estimates that annual depletion expense related to these mineral rights will be approximately $2 million for each of the next five years.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Land, Buildings and Improvements	**$ 88**	$ 86
Machinery and Equipment	**318**	315
	406	401
Accumulated Depreciation	**(279)**	(263)
Property, Plant and Equipment, net	**$ 127**	$ 138

NOTE 6. INCOME TAXES

Plum Creek Timberlands, L.P. is a wholly-owned limited partnership and therefore, not subject to income tax. Plum Creek Timberlands, L.P.'s taxable income is allocated 100% (directly and indirectly) to its parent, Plum Creek Timber Company, Inc., which has elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code. A REIT generally does not pay corporate-level income tax if it distributes 100% of its taxable income to shareholders and satisfies other organizational and operational requirements as set forth in the Internal Revenue Code. If a company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. The book basis of Plum Creek's assets and liabilities exceeds its tax basis by approximately $1.8 billion at December 31, 2012.

The Operating Partnership conducts certain non-REIT activities through various wholly-owned taxable REIT subsidiaries, which are subject to corporate-level income tax. These activities include our manufacturing operations, the harvesting and sale of logs, and the development and/or sale of some higher value timberlands. The Operating Partnership's tax provision includes the tax expense and/or benefit associated with Plum Creek's wholly-owned taxable REIT subsidiaries, as well as any tax expense and/or benefit incurred by the REIT. The effective tax rate for the

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Operating Partnership is lower than the federal corporate statutory rate primarily due to Plum Creek's status as a REIT.

Prior to 2011, Plum Creek was generally subject to corporate-level tax (built-in gains tax) when the Operating Partnership made a taxable disposition of certain properties acquired in a 2001 merger. The built-in gains tax applied to gains recognized from such asset sales to the extent that the fair value of the property exceeded its tax basis at the merger date. Built-in gains tax was generally not payable on dispositions of property to the extent the proceeds from such dispositions were reinvested in qualifying like-kind replacement property.

The Operating Partnership recognizes interest and penalties, if incurred, related to income taxes in the Provision for Income Taxes in the Consolidated Statements of Income. During the years ended December 31, 2012, 2011 and 2010, amounts for interest and penalties included in the tax provision were insignificant. At December 31, 2012, and December 31, 2011, the Operating Partnership had no accrued interest or penalties related to income taxes.

The provision (benefit) for income taxes consists of the following for the **years ended December 31** (in millions):

	2012	2011	2010
Current Income Taxes:			
Federal	**$ —**	$ —	$ —
State	**—**	(2)	—
Deferred Income Taxes:			
Federal	**(3)**	—	3
State	**—**	—	—
Utilization of (Benefit from) Operating Loss Carryforward	**(1)**	(7)	(1)
Change to Valuation Allowance	**1**	8	—
Benefit from Remeasurement of Deferred Tax Liability Due to a Change in Tax Law	**—**	—	(1)
Provision (Benefit) for Income Taxes on Income from Continuing Operations	**$ (3)**	$ (1)	$ 1

The provision (benefit) for income taxes is reconciled as follows to the federal statutory rate for the **years ended December 31** (in millions):

	2012	2011	2010
Provision for Income Taxes on Income from Continuing Operations Computed at the Federal Statutory Tax Rate of 35%	**$ 70**	$ 67	$ 71
REIT Income not Subject to Federal Tax	**(66)**	(68)	(64)
Benefit from Remeasurement of Deferred Tax Liability Due to a Change in Tax Law	**—**	—	(1)
Change to Valuation Allowance	**1**	8	—
State Income Tax Expense (Benefit), net of Federal Benefit	**(1)**	(6)	—
Tax Audit Settlements	—	1	—
Permanent Book-Tax Differences	**(7)**	(3)	(5)
Provision (Benefit) for Income Taxes on Income from Continuing Operations	**$ (3)**	$ (1)	$ 1

The federal statutory income tax rate is 35%. The income generated by the activities of the REIT is generally not subject to federal income tax. The permanent book-tax differences consist primarily of differences in cost basis for certain properties contributed (sold for tax purposes) to the taxable REIT subsidiaries that were subsequently sold, in which the tax basis exceeded the book basis.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Total income tax provision (benefit) was allocated as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Income from Continuing Operations	**$ (3)**	$ (1)	$ 1
Other Comprehensive Income	**1**	(6)	2
Gain on Sale of Properties	**—**	—	—
Additional Paid-In Capital (Share-Based Compensation)	**—**	—	—
Total Income Tax Provision (Benefit)	**$ (2)**	$ (7)	$ 3

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis for the assets and liabilities of our various wholly-owned taxable REIT subsidiaries. The components of deferred income tax assets and liabilities are as follows at **December 31** (in millions):

	2012	2011
Deferred Income Tax Assets:		
Federal and State Net Operating Loss Carryforwards	**$ 18**	$ 20
Accrued Compensation	**9**	7
Accrued Pension Benefits	**14**	17
Timber and Timberlands	**11**	9
Accrued Workers' Compensation Benefits	**4**	4
Other Accruals and Reserves	**2**	3
Valuation Allowance	**(9)**	(8)
	49	52
Deferred Income Tax Liabilities:		
Machinery and Equipment	**(23)**	(29)
	(23)	(29)
Deferred Income Tax Asset, net	**$ 26**	$ 23

The Operating Partnership has federal net operating loss carryforwards for its taxable REIT subsidiaries of $24 million at December 31, 2012. The Operating Partnership has state net operating loss carryforwards for its taxable REIT subsidiaries of $198 million at December 31, 2012, which includes a portion of net operating loss carryfowards related to the REIT (i.e. Plum Creek). REIT net operating losses are generated to the extent the deduction for dividends paid exceeds Plum Creek's taxable income. In certain states, the Operating Partnership files a combined tax return for the REIT and the taxable REIT subsidiaries (a unitary return) and, therefore, may be able to utilize a portion of the REIT's net operating losses. The Operating Partnership's combined federal and state net operating loss carryforward deferred income tax asset is $18 million at December 31, 2012. The net operating loss carryfowards will begin to expire in 2028.

At December 31, 2012, the Operating Partnership had a valuation allowance of $9 million to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance is related primarily to certain state net operating loss carryforwards and other associated deferred tax assets that we do not believe it is more likely than not will be realized in future periods. The determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing, nature and amount of future taxable income earned by certain wholly-owned subsidiaries. A valuation allowance is recognized if management believes it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The Operating Partnership has recorded gross deferred tax assets of $65 million (net of a $9 million valuation allowance) and $62 million (net of a $8 million valuation allowance) as of December 31, 2012 and December 31, 2011, respectively. Management believes that due to the reversal of various taxable temporary differences and/or the planned execution

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

of prudent and feasible tax planning strategies, sufficient taxable income can be generated to utilize the company's remaining deferred tax assets for which a valuation allowance was determined to be unnecessary.

The net deferred income tax asset is classified on our Consolidated Balance Sheets as follows at **December 31** (in millions):

	2012	2011
Current Deferred Income Tax Asset	**$ 7**	$ 5
Non Current Deferred Income Tax Asset	**19**	18
Deferred Income Tax Asset, net	**$ 26**	$ 23

As of December 31, 2012 and December 31, 2011, Plum Creek did not have any liabilities for unrecognized tax benefits. We believe the statute of limitations has expired for all tax years prior to 2006. Plum Creek continues to monitor the progress of ongoing income tax controversies. We do not currently believe there is a reasonable possibility of recording a liability for unrecognized tax benefits within the next twelve months.

Plum Creek's 2008 federal income tax return is currently being audited by the Internal Revenue Service ("IRS"). The IRS has indicated that it may propose an adjustment to Plum Creek's U.S. federal income tax treatment of the Timberland Venture formation transaction, which occurred on October 1, 2008, on the basis that the transfer of the timberlands to Southern Diversified Timber, LLC was a taxable transaction to Plum Creek at the time of the transfer rather than a nontaxable capital contribution to the Timberland Venture.

If the IRS were to take this position and if it were upheld on administrative or judicial appeal, it could result in a maximum built-in gains tax liability of approximately $100 million. In addition, Plum Creek could be required to accelerate the distribution to its stockholders of up to $600 million of gain from the transaction. Plum Creek expects that as much as 80% of any such distribution could be made with Plum Creek's common stock, and stockholders would be subject to tax on the distribution at the applicable capital gains tax rate. Plum Creek would also pay interest and penalties, if applicable. We continue to discuss the transaction with the IRS.

We believe the transfer of the timberlands was a nontaxable contribution to the Timberland Venture and not a taxable transaction. We have not accrued income taxes for financial reporting purposes with respect to this matter. We are confident in our position and believe that any proposed re-characterization of the Timberland Venture formation transaction by the IRS would ultimately be unsuccessful. We would intend to vigorously contest any re-characterization the IRS may assert.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7. BORROWINGS

Outstanding borrowings of the Operating Partnership, all of which are unsecured, consist of the following (in millions):

	December 31, 2012	December 31, 2011
Line of Credit maturing 2017, 1.43% at 12/31/12, based on LIBOR plus 1.25%	**$ 104**	$ 348
Term Credit Agreement due 2019, 1.71% at 12/31/12, based on LIBOR plus 1.50%.	**450**	—
Term Credit Agreement due 2012, 0.65% at 12/31/11, based on LIBOR plus 0.375%.	**—**	350
Senior Notes due 2013, 6.18%	**174**	174
Senior Notes due 2013, 7.76% less unamortized discount of $0.1 at 12/31/12, effective rate of 8.05%	**72**	72
Senior Notes due 2015, 5.875% less unamortized discount of $2.6 at 12/31/12, effective rate of 6.10%	**456**	454
Senior Notes due 2016, mature serially 2013 to 2016, 8.05%	**14**	17
Senior Notes due 2021, 4.70% less unamortized discount of $0.3 at 12/31/12, effective rate of 4.71%	**575**	575
Senior Notes due 2023, 3.25% less unamortized discount of $2.6 at 12/31/12, effective rate of 3.34%	**322**	—
Total Long-Term Debt	**2,167**	1,990
Less: Current Portion of Long-Term Debt	**248**	352
Less: Line of Credit	**104**	348
Long-Term Portion	**$ 1,815**	$ 1,290

Line of Credit. On March 2, 2012, the Operating Partnership terminated its previous $600 million revolving line of credit due to mature on January 30, 2015 and entered into a new $700 million revolving line of credit agreement that matures on April 3, 2017. The weighted-average interest rate for the borrowings on the $700 million line of credit was 1.43% as of December 31, 2012. The weighted-average interest rate on the previous $600 million line of credit was 1.96% as of December 31, 2011. The interest rate on the line of credit is based on LIBOR plus 1.25%, including the facility fee. This rate can range from LIBOR plus 1% to LIBOR plus 2% depending on our debt ratings. Subject to customary covenants, the line of credit allows for borrowings from time to time up to $700 million, including up to $100 million of standby letters of credit. Borrowings on the line of credit fluctuate daily based on cash needs. As of December 31, 2012, we had $104 million of borrowings and $1 million of standby letters of credit outstanding; $595 million remained available for borrowing under our line of credit. As of January 2, 2013, all of the borrowings under our line of credit were repaid. The line of credit has been classified as a current liability in our Consolidated Balance Sheet as of December 31, 2012 because the Operating Partnership used a portion of its cash as of December 31, 2012 to repay the line.

Term Credit Agreement. On July 10, 2012, the Operating Partnership borrowed $450 million under a new term credit agreement and used a portion of the proceeds to repay the $350 million principal balance for the previous term credit agreement on the date of its maturity. The interest rate on the $450 million term credit agreement was 1.71% as of December 31, 2012. The interest rate on the $350 million term credit agreement was 0.65% as of December 31, 2011. The $450 million term credit agreement matures on April 3, 2019. The interest rate on the $450 million term credit agreement is based on LIBOR plus 1.50%.

The Operating Partnership receives patronage refunds under the $450 million term credit agreement. Patronage refunds are distributions of profits from banks in the farm credit system, which are cooperatives that are required to distribute profits to their members. During 2012, the Operating Partnership recorded $2 million in expected patronage distributions which resulted in an effective net interest rate on the term loan of approximately 1%. The term loan agreement is subject to covenants that are substantially the same as those of our revolving line of credit.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Senior Notes. The Operating Partnership has outstanding Senior Notes with various maturities and fixed interest rates. As of December 31, 2012, the Operating Partnership had $260 million aggregate principal amount of Senior Notes outstanding that are privately placed borrowings with various lenders ("Private Debt"). Substantially all of the Private Debt ($250 million) matures in 2013.

As of December 31, 2012, the Operating Partnership had publicly issued and outstanding approximately $1.4 billion aggregate principal amount of Senior Notes ("Public Debt"). The Public Debt is issued by the Partnership and is fully and unconditionally guaranteed by Plum Creek Timber Company, Inc. This amount includes $458 million of 5.875% Public Debt which matures in 2015, $575 million of 4.70% Public Debt which matures in 2021 and $325 million of 3.25% Public Debt which matures in 2023. The $325 million of 3.25% Public Debt was issued by the Operating Partnership in November 2012.

The Senior Notes are redeemable prior to maturity; however, they are subject to a premium on redemption, which is based upon interest rates of U.S. Treasury securities having similar average maturities. The premium that would have been due upon early retirement approximated $242 million at December 31, 2012 and $237 million at December 31, 2011.

The Public Debt is structurally subordinated to all debt and liabilities of the Operating Partnership's subsidiaries to the extent of the value of the assets at the subsidiaries. At December 31, 2012, the total amount of debt and liabilities of the Operating Partnership's subsidiaries was $260 million, all of which was unsecured. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution, winding up of the Operating Partnership's business or other similar process, the assets of the Operating Partnership's subsidiaries will be available to pay the amounts due on the Public Debt only after the indebtedness of the Operating Partnership's subsidiaries has been repaid in full.

Senior Notes outstanding, including unamortized discount, consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Senior Notes		
Public Debt	**$ 1,353**	$ 1,029
Private Debt	**260**	263
Total Senior Notes	**$ 1,613**	$ 1,292

Plum Creek Timber Company, Inc. and the Operating Partnership have filed a shelf registration statement with the Securities and Exchange Commission. Under the shelf registration statement, Plum Creek Timber Company, Inc., from time to time, may offer and sell any combination of preferred stock, common stock, depositary shares, warrants and guarantees, and the Operating Partnership may from time to time, offer and sell debt securities. Plum Creek and the Operating Partnership intend to maintain a shelf registration statement with respect to such securities.

Debt Principal Payments. The table below summarizes the debt principal payments made for the **years ended December 31** (in millions):

	2012	2011
Private Debt	**$ 3**	$ 95
Term Credit Agreement	**350**	—
Total	**$ 353**	$ 95

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Debt Maturities. The aggregate maturities on all debt agreements are as follows as of **December 31, 2012** (in millions):

Maturity	Debt Agreements
2013	**$ 250**
2014	**3**
2015	**462**
2016	**4**
2017	**104**
Thereafter	**1,350**
Total	**$ 2,173**

Debt Covenants. Certain of the Operating Partnership's debt agreements contain various restrictive covenants, including limitations on harvest levels, sales of assets, the incurrence of indebtedness and making restricted payments on behalf of Plum Creek (such as payments of cash dividends or stock repurchases). The borrowing agreements for the Private Debt limit our ability to make restricted payments based on a computation of "available cash," which is generally our net income (excluding gains on the sale of capital assets) after adjusting for non-cash charges (such as depreciation and depletion), changes in various reserves, less capital expenditures and principal payments on indebtedness that are not financed. Additionally, the amount of available cash may be increased by the amount of proceeds from the sale of higher and better use properties and, under certain circumstances, by 50% of the amount of net proceeds from the sale of other assets. Furthermore, our line of credit and term credit agreement require that we maintain certain interest coverage and maximum leverage ratios. The Operating Partnership was in compliance with all of its borrowing agreement covenants as of December 31, 2012.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis. The Operating Partnership's fair value measurements of its cash equivalents, available-for-sale securities, and trading securities, measured on a recurring basis, are categorized as Level 1 measurements under the fair value hierarchy in the Accounting Standards Codification. A Level 1 valuation is based on quoted prices in active markets at the measurement date for identical unrestricted assets or liabilities. Summarized below are the Level 1 assets reported in the Operating Partnership's financial statements at fair value, measured on a recurring basis (in millions):

	Balance at December 31, 2012	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets of Identical Assets (Level 1 Measurements)
Cash Equivalents [(A)]	$ 354	$ 354
Available-for-Sale Securities [(B)]	34	34
Trading Securities [(B)]	5	5
Total	$ 393	$ 393

	Balance at December 31, 2011	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets of Identical Assets (Level 1 Measurements)
Cash Equivalents [(A)]	$ 253	$ 253
Available-for-Sale Securities [(B)]	31	31
Trading Securities [(B)]	5	5
Total	$ 289	$ 289

(A) Consists of several money market funds and is included in the $356 million and $254 million of Cash and Cash Equivalents in the Consolidated Balance Sheets at December 31, 2012 and December 31, 2011, respectively.

(B) Consists of several mutual funds and is included in Investment in Grantor Trusts in the Consolidated Balance Sheets at December 31, 2012 and December 31, 2011. At December 31, 2012, investments in these mutual funds were approximately 45% in domestic (U.S.) equities, 25% in international equities and 30% in debt securities.

Available-for-Sale Securities. Certain investments in the grantor trusts relate to the Operating Partnership's non-qualified pension plans and are classified as available-for-sale securities. The Operating Partnership has invested in various money market, debt and equity mutual funds and plans to use these investments to fund its non-qualified pension obligations. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income. The Operating Partnership records changes in unrealized holding gains and losses in Other Comprehensive Income, unless an other than temporary impairment has occurred, which is then charged to expense. Changes in the fair value of available-for-sale securities were not material to the Operating Partnership's financial position or results of operations. See Note 9 of the Notes to Consolidated Financial Statements.

Trading Securities. Certain investments in the grantor trusts relate to the Operating Partnership's deferred compensation plans and are classified as trading securities. Deferred compensation amounts are invested in various money market, debt and equity mutual funds. The Operating Partnership plans to use these investments to fund deferred compensation obligations. Realized gains and losses and changes in unrealized gains and losses (and a corresponding amount of compensation expense) are recognized in the Operating Partnership's Consolidated Statements of Income. Deferred compensation obligations are included in Other Liabilities and were $5 million at both December 31, 2012 and 2011. Changes in the fair value of trading securities were not material to the Operating Partnership's financial position or results of operations.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Other Instruments. The carrying amount of notes receivable approximates fair value due to the short-term maturities of these instruments. Summarized below is the carrying amount and fair value of the Operating Partnership's debt (estimated using the discounted cash flow method) at December 31, 2012, along with the categorization under the fair value hierarchy in the Accounting Standards Codification (in millions):

		Fair Value			
	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Public Debt [A]	$ 1,353	$ —	$ 1,465	$ —	$ 1,465
Private Debt [B]	260	—	266	—	266
Term Credit Agreement [C]	450	—	450	—	450
Line of Credit [D]	104	—	104	—	104
Total Debt	$ 2,167	$ —	$ 2,285	$ —	$ 2,285

[A] Fair value of the Operating Partnership's Public Debt (publicly issued Senior Notes) is estimated using market quotes for the Operating Partnership's public bonds.

[B] Fair value of the Operating Partnership's Private Debt (Senior Notes with various maturities and fixed interest rates which are privately placed with various lenders) is estimated using market quotes for the Operating Partnership's Public Debt adjusted for the different maturities and an illiquidity premium.

[C] Fair value is estimated by adjusting the spread over LIBOR to a current market quote for comparable debt.

[D] Fair value is estimated by adjusting the spread over LIBOR to a current market quote for comparable credit lines.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis. The Operating Partnership's fair value measurements of its assets and liabilities, measured on a nonrecurring basis, are categorized as Level 3 measurements under the fair value hierarchy in the Accounting Standards Codification. A Level 3 valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no material fair value measurements of assets or liabilities measured on a nonrecurring basis during the years ended December 31, 2012 and 2011. See Note 3 of the Notes to Consolidated Financial Statements.

NOTE 9. PARTNERS' CAPITAL

During 2008, PC Ventures I, LLC ("PC Ventures"), a 100% wholly-owned subsidiary of Plum Creek Timber Company, Inc., borrowed $783 million from an entity in which a subsidiary of the Operating Partnership has an equity interest. See Note 14 of the Notes to Consolidated Financial Statements. PC Ventures used the proceeds from the borrowing to make a $783 million capital contribution to the Operating Partnership in exchange for a Series T-1 Redeemable Preferred Limited Partnership Interest in the Operating Partnership ("Series T-1 Preferred Interest"). The Operating Partnership has no ownership interest in PC Ventures.

The Series T-1 Preferred Interest provides for a return of 7.375% per annum (approximately $58 million) on its contributed capital of $783 million. Distributions are payable on February 15th, May 15th, August 15th, and November 15th each year. The Series T-1 Preferred Interest is redeemable upon liquidation of the Operating Partnership. The Series T-1 Preferred Interest has a preference in liquidation over the Common Partnership Interests (Partners' Capital) to the extent the Operating Partnership has available assets to distribute to the Series T-1 Preferred Interest.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Under the terms of our note agreements and line of credit (see Note 7 of the Notes to Consolidated Financial Statements), the Operating Partnership is restricted from transferring assets and funds in the form of loans, advances or cash dividends to Plum Creek Timber Company, Inc. and PC Ventures. Subject to certain restrictions, the Operating Partnership can make loans or advances to Plum Creek Timber Company, Inc. and PC Ventures. Based on these provisions, the Operating Partnership could distribute or advance the cash on its balance sheet as of December 31, 2012, or $356 million, all of which is considered unrestricted assets. At December 31, 2012, the Operating Partnership and its consolidated subsidiaries had net assets of $1,223 million of which $867 million was restricted from being transferred by the Operating Partnership to Plum Creek Timber Company, Inc. and PC Ventures.

As of December 31, 2012 and December 31, 2011, the undistributed earnings included in partnership capital from an entity accounted for by the equity method were $20 million and $17 million, respectively.

Comprehensive Income

Comprehensive income includes net income, actuarial gains and losses associated with our defined benefit pension plans and unrealized gains and losses on available-for-sale securities. Comprehensive income was as follows for the **years ended December 31** (in millions):

	Pretax Amount	Tax Expense (Benefit)	After-Tax Amount
December 31, 2010			
Net Income before Allocation to Series T-1 Preferred Interest and Partners			$ 271
Unrealized Holding Gains	$ 2	$ —	2
Defined Benefit Plans:			
Actuarial Gain	6	2	4
Reclassification to Net Income	2	—	2
Total Comprehensive Income			$ 279
December 31, 2011			
Net Income before Allocation to Series T-1 Preferred Interest and Partners			$ 251
Unrealized Holding Losses	$ (1)	$ —	(1)
Defined Benefit Plans:			
Actuarial Loss	(31)	(6)	(25)
Reclassification to Net Income	2	—	2
Total Comprehensive Income			$ 227
December 31, 2012			
Net Income before Allocation to Series T-1 Preferred Interest and Partners			**$ 261**
Unrealized Holding Gains	**$ 2**	**$ —**	**2**
Defined Benefit Plans:			
Actuarial Loss	**(2)**	**—**	**(2)**
Reclassification to Net Income	**4**	**1**	**3**
Total Comprehensive Income			**$ 264**

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The components of accumulated other comprehensive income, net of tax, were as follows at **December 31** (in millions):

	2012	2011
Net Unrealized Holding Gains	**$ 8**	$ 6
Defined Benefit Plans:		
Net Loss	**(40)**	(41)
Accumulated Other Comprehensive Income (Loss)	**$ (32)**	$ (35)

NOTE 10. EMPLOYEE PENSION AND RETIREMENT PLANS

Pension Plan—General. Plum Creek Timberlands, L.P. sponsors defined benefit pension plans that cover substantially all employees of the Operating Partnership. Most of the Operating Partnership's salaried and all hourly employees who complete one year of service in which they work at least 1,000 hours are eligible to participate in the plan. Participants vest after three years of service. The cash balance benefits for salaried employees is determined based primarily on certain percentages of compensation, age, years of service and interest accrued based on the 30-year Treasury bond rate. Participants who were employees of the Operating Partnership on September 1, 2000, earn benefits based on the greater of the cash balance formula or a monthly pension benefit that is principally based on the highest monthly average earnings during any consecutive sixty-month out of 120-month period and the number of years of service credit. The benefits to hourly employees are generally based on a fixed amount per year of service.

The Operating Partnership maintains a qualified defined benefit pension plan and two non-qualified defined benefit pension plans. Assets related to the non-qualified plans are held in a grantor trust and are subject to the claims of creditors in the event of bankruptcy. As a result, pension assets for the non-qualified plans are not considered plan assets, and therefore, have not been netted against our pension liability. Pension assets for the non-qualified plans are included in "Investment in Grantor Trusts" and the related pension liability is included in "Other Current Liabilities" and "Other Liabilities" in our Consolidated Balance Sheets.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Funded Status. The following table provides a reconciliation of benefit obligations, plan assets, and funded status of the plans for the **years ended December 31** (in millions):

	2012	2011
Change in Benefit Obligation		
Benefit Obligation at Beginning of Period	**$ 164**	$ 135
Service Cost	**6**	6
Interest Cost	**8**	8
Actuarial Loss	**11**	21
Benefits Paid	**(8)**	(6)
Benefit Obligation at End of Period	**$ 181**	$ 164
Change in Plan Assets		
Fair Value of Plan Assets at Beginning of Period	**$ 100**	$ 106
Actual Return on Plan Assets	**16**	(3)
Employer Contributions	**20**	3
Benefits Paid	**(8)**	(6)
Fair Value of Plan Assets at End of Period	**128**	100
Funded Status—December 31	**$ (53)**	$ (64)
Amounts Recognized in the Consolidated Balance Sheet		
Current Liabilities	**$ 4**	$ 4
Other Long-Term Liabilities	**49**	60
Total	**$ 53**	$ 64

Note: The Benefit Obligation reflects both the qualified and non-qualified (supplemental) plans while the Plan Assets reflects only the qualified plan. The actuarial loss reflected in the change in benefit obligation for 2012 is due primarily to a change in the interest rate assumptions for measuring our pension liabilities as of December 31, 2012. Also, the actuarial loss reflected in the change in benefit obligation for 2011 is due primarily to a change in the interest rate assumptions for measuring our pension liabilities as of December 31, 2011.

The following table sets forth the benefit obligation, accumulated benefit obligation, plan assets, and assets held in the grantor trust for the qualified and non-qualified pension plans as of **December 31** (in millions):

	Qualified Pension Plan		**Non-Qualified Pension Plans**	
	2012	2011	**2012**	2011
Projected Benefit Obligation	**$ 140**	$ 128	**$ 41**	$ 36
Accumulated Benefit Obligation	**132**	120	**34**	31
Plan Assets	**128**	100	**N/A**	N/A
Assets Held in the Grantor Trust	**N/A**	N/A	**34**	31

Pension contributions are significantly impacted by investment returns and changes in interest rates. It is generally the Operating Partnership's policy to fund the qualified plan annually such that the fair value of plan assets equals or exceeds the actuarially computed accumulated benefit obligation (the approximate actuarially computed current pension obligation if the plan was discontinued) over a market cycle (generally 3 to 5 years). During 2012, the Operating Partnership contributed $20 million to the qualified pension plan and did not make any contributions to its grantor trust associated with the non-qualified plans. During 2011, the Operating Partnership contributed $3 million to the qualified pension plan and did not make any contributions to its grantor trust associated with the non-qualified plans. Based on current interest rates and expected returns, the Operating Partnership expects 2013 contributions to the qualified

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

pension plan to range between $4 million and $10 million. During 2013, the Operating Partnership expects to contribute between $0 million and $2 million to its grantor trust associated with the non-qualified plans.

Pension Cost and Assumptions. The components of pension cost recognized in net income are as follows for the **years ended December 31** (in millions):

		2012		2011		2010
Service Cost	**$**	**6**	$	6	$	6
Interest Cost		**8**		8		7
Expected Return on Plan Assets		**(7)**		(7)		(7)
Recognized Actuarial Loss		**4**		2		2
Total Pension Cost	**$**	**11**	$	9	$	8

The components of pension cost recognized in comprehensive income are as follows for the **years ended December 31** (in millions):

		2012		2011		2010
Net Actuarial Loss (Gain)	**$**	**2**	$	31	$	(6)
Amortization of Net Actuarial Loss		**(4)**		(2)		(2)
Total (Gain) Loss Recognized in Other Comprehensive Income	**$**	**(2)**	$	29	$	(8)
Combined Pension Cost Recognized in Comprehensive Income	**$**	**9**	$	38	$	—

Amounts included in accumulated other comprehensive income are as follows as of **December 31** (in millions):

		2012		2011
Net Loss	**$**	**52**	$	53
Deferred Tax Benefit	**$**	**(12)**	$	(12)

During 2013, we expect $4 million of the $52 million net actuarial loss to be included as a component of our total pension cost.

The qualified pension plan allows terminated employees to elect to receive pension benefits either as a lump-sum distribution or as annuity payments. The non-qualified plans only provide for lump-sum distributions. Management estimates that approximately half of the qualified plan participants will elect a lump-sum payment upon termination. Therefore, approximately 50% of the benefit obligation for the qualified plan is discounted based on high quality corporate bond yields while approximately 50% of the qualified plan and 100% of the non-qualified plans are discounted based on yields on 30-year U.S. Treasury bonds. Weighted-average assumptions used to determine benefit obligation are as follows:

	December 31, 2012	December 31, 2011
Discount Rates		
Annuity Distributions	**4.35%**	4.95%
Lump-Sum Distributions	**2.80%**	3.02%
Rate of Compensation Increase	**3.45%**	3.45%

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Weighted-average assumptions used to determine net periodic benefit cost for the **years ended December 31**:

	2012	2011	2010
Discount Rate	**4.95%**	5.90%	5.90%
Expected Long-Term Return on Plan Assets	**7.50%**	7.50%	7.75%
Rate of Compensation Increase	**3.45%**	3.45%	3.45%

To develop the expected long-term rate of return on plan assets assumption, the Operating Partnership considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on plan assets assumption for the portfolio. This resulted in the selection of the 7.50% assumption as of both January 1, 2012 and January 1, 2011.

The market related value of plan assets for the qualified plan is a calculated value that spreads unexpected investment returns over three years. The market-related value of assets held in a grantor trust for the non-qualified plans is fair market value. There has been no change in the method for determining the market-related value of assets since the prior valuation.

Investment Policies and Strategies. Investment allocation decisions are made to achieve maximum returns at a reasonable risk for the Operating Partnership's pension assets over a full market cycle and are made without regard to future pension obligations. At December 31, 2012, target allocations for the various asset classes are as follows:

Large Capitalization Domestic Equities	32%
Small and Mid-Size Capitalization Domestic Equities	7%
International Equities	26%
Fixed Income	35%

The Operating Partnership currently uses actively managed funds and index funds, utilizing six fund managers, to capture favorable returns in various asset classes and to diversify risk. Mutual funds invest in a diversified portfolio. Equity Securities and Collective Trust Funds are invested in a diversified portfolio whereby no more than 5% of an equity portfolio can be invested in a single company and fund managers are expected to be well diversified with respect to industry and economic sectors. Equity investments are limited to common stocks, common stock equivalents and preferred stock. Additionally, no more than 10% of a fixed income portfolio can be invested in a single issuer (other than U.S. treasuries). Fixed income investments are limited to U.S. treasuries, agencies of the U.S. Government, domestic corporations, municipalities, domestic banks and other U.S. financial institutions. Pension assets are analyzed at least quarterly and rebalanced as needed to maintain the target allocations.

Over a full market cycle, the investment goals (net of related fees) for the Operating Partnership's various asset classes are as follows:

- Large Cap. Domestic Equities—For actively managed funds performance should exceed the applicable benchmark (e.g., Russell 1000 Growth or Russell 1000 Value Indexes) by 0.50% per annum, while index funds should match the performance of the applicable benchmark (e.g. S&P 500 Index).
- Small and Mid. Cap. Domestic Equities—For index funds performance should match the applicable benchmark (e.g. Russell 2000 Index).
- International Equities—For actively managed funds performance should exceed the applicable benchmark (e.g. MSCI EAFE Index) by 1.00% per annum, while index funds should match the performance of the applicable benchmark (e.g. MSCI Emerging Markets Index).
- Fixed Income Securities—Fund performance should exceed the applicable benchmark (e.g., Barclays Capital Aggregate Bond, Barclays Capital High Yield, or Barclays Capital U.S. Credit Indexes) by 0.25% per annum.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Fair Value of Pension Plan Assets. The fair values of each major class of plan assets were as follows as of **December 31, 2012** (in millions):

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money Market Funds	$ —	$ —	$ —	$ —
Mutual Funds invested in:				
Large Cap. Domestic Equity Securities	14	—	—	14
Small and Mid. Cap. Domestic Equity Securities	9	—	—	9
International Equity Securities	34	—	—	34
Fixed Income Securities	39	—	—	39
Collective Trust Funds invested in:				
Large Cap. Domestic Equity Securities	—	26	—	26
Fixed Income Securities	—	6	—	6
Total Investments Measured at Fair Value	$ 96	$ 32	$ —	$ 128

The fair values of each major class of plan assets were as follows as of December 31, 2011 (in millions):

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money Market Funds	$ —	$ —	$ —	$ —
Equity Securities:				
Large Cap. Domestic	11	—	—	11
Mutual Funds invested in:				
Large Cap. Domestic Equity Securities	11	—	—	11
Small and Mid. Cap. Domestic Equity Securities	7	—	—	7
International Equity Securities	25	—	—	25
Fixed Income Securities	30	—	—	30
Collective Trust Funds invested in:				
Large Cap. Domestic Equity Securities	—	11	—	11
Fixed Income Securities	—	5	—	5
Total Investments Measured at Fair Value	$ 84	$ 16	$ —	$ 100

The valuation techniques and inputs used to measure fair value for each major class of plan assets were as follows (there have been no changes in these techniques and inputs during the year ended December 31, 2012):

- The fair value of equity securities (common stocks) and mutual funds is derived from quoted market prices in active markets at the measurement date.
- The fair value of the underlying assets of the collective trust funds is determined using the net asset values. The net asset values are based on the fair value of the underlying assets of the funds, minus their liabilities, and then divided by the number of units outstanding at the valuation date. The funds are traded on private markets that are not active; however, the unit price is based primarily on observable market data of the fund's underlying assets.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Projected Benefit Payments. The following table presents expected future benefit payments projected based on the same assumptions used by the Operating Partnership to measure the benefit obligation and estimate future employee service (in millions):

Year	Projected Benefit Payments
2013	$ **14**
2014	**15**
2015	**14**
2016	**15**
2017	**21**
2018 through 2022	**71**

Thrift and Profit Sharing Plan. The Operating Partnership sponsors an employee thrift and profit sharing plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all full-time employees. The Operating Partnership matches employee contributions of up to six percent of compensation at rates ranging from 35% to 100%, depending upon financial performance.

The employer match was 100% for 2012, 2011 and 2010. Amounts charged to expense relating to the Operating Partnership's thrift and profit sharing plan were $4 million in 2012, 2011 and 2010.

NOTE 11. SHARE–BASED COMPENSATION PLANS

All of Plum Creek's activities are conducted through the Operating Partnership, therefore all share-based compensation expense is allocated to the Operating Partnership. Proceeds from the exercise of Plum Creek stock options are retained by Plum Creek Timber Company, Inc.

During 2012, Plum Creek Timber Company, Inc.'s stockholders approved a Stock Incentive Plan ("the Plan") that provides for the award of shares of Plum Creek stock including, but not limited to, common stock awards, restricted stock units and value management awards. Under the Plan, there are 6.1 million shares of Plum Creek Timber Company, Inc. common stock reserved and eligible for issuance. At December 31, 2012, 0.2 million shares have been used in connection with 2012 grants, and, therefore, 5.9 million shares remain available for future grants or payments of vested value management awards. The number of shares to be issued in connection with value management awards is not determined until the end of their respective performance periods. New shares are issued for payment under the Plan for awards that pay out in shares or where the participant can elect payment in shares. Prior to 2012, awards of non-qualified stock options, restricted stock, restricted stock units, and value management awards were made under a stockholder approved plan.

During 2012, Plum Creek's Compensation Committee modified its long-term incentive compensation programs by eliminating stock option grants and redistributing the value of these grants with increased grants of value management awards and restricted stock units. In addition, Plum Creek established new performance goals for the value management awards granted in 2012 compared to performance goals from previous years' awards.

Value Management Awards. Value management awards provide incentive compensation to participants that is contingent upon Plum Creek's performance over a three-year period measured separately against the performance of peer groups consisting of forest products companies, the S&P 500 Index and the Morgan Stanley REIT Index over the same period.

Value management awards are earned in whole or in part based on a sliding scale. For the value management awards granted in 2012, no award is earned if Plum Creek's total shareholder return is below the 25th percentile of the peer

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

group. The full value management award is earned if Plum Creek's total shareholder return is above the 85th percentile. The value of an award between the 25th percentile and the 85th percentile is based on a sliding scale between 0% and 200% of the face value. A unit has a face value of $100.

For the value management awards granted in 2010 and 2011, no award is earned if Plum Creek's total shareholder return is below the 50th percentile of the peer group. The full value management award is earned if Plum Creek's shareholder return is above the 75th percentile. A unit has a face value of $100. The value of an award between the 50th percentile and 75th percentile is based on a sliding scale between 0% and 200% of the face value.

Amounts earned, if any, are paid in the quarter immediately following the end of the three-year performance period. Unless otherwise specified by the participant, each payment will be paid in cash, except that any officer not in compliance with Plum Creek's stock ownership guidelines is required to receive up to half of the payment value in Plum Creek's common stock. Generally, to be entitled to the payment, a participant must be employed by the Operating Partnership on the last day of the performance period.

Value management awards activity was as follows for the **year ended December 31, 2012:**

	Units
Balance at January 1, 2012	226,865
Grants	130,200
Vested	(68,945)
Forfeitures	(8,920)
Balance at December 31, 2012	279,200

Presented below is a summary of outstanding value management awards and related fair values, unrecognized compensation expense and maximum value as of **December 31, 2012** (dollars in millions):

Performance Period	Outstanding Units	Fair Value (A)	Unrecognized Compensation Expense	Maximum Award Value (B)
2010 to 2012	74,540	$ 0.0	$ 0.0	$ 14.9
2011 to 2013	78,030	$ 7.0	$ 2.1	$ 15.6
2012 to 2014	126,630	$ 14.2	$ 9.6	$ 25.3

(A) The estimated fair value includes unrecognized compensation expense.

(B) Maximum award value is based on a unit value of $200.

Presented below is a summary of earned and paid (primarily in cash) value management awards for the following three-year performance periods:

Performance Period	Payout Value per Unit	Total Payout (millions)	Payment Date
2010 to 2012	$ 0	$ 0.0	Not Earned
2009 to 2011	$ 0	$ 0.0	Not Earned
2008 to 2010	$ 0	$ 0.0	Not Earned
2007 to 2009	$ 200	$ 11.1	1st Quarter 2010

Grants of value management awards are classified and accounted for as liabilities. As a result, the expense recognized over the performance period for value management awards will equal the fair value (i.e., cash value) of an award as of the last day of the performance period multiplied by the number of awards that are earned. The quarterly expense

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

is recognized during the performance period based on the fair value of value management awards as of the end of the most recent quarter. Prior to the end of the performance period, compensation costs for value management awards are based on the awards' most recent quarterly fair values and the number of months of service rendered during the performance period.

Fair values for value management awards are computed based on Plum Creek's historical relative total shareholder return compared to the peer group from the beginning of the performance period to the end of the most recent quarter, and its simulated relative total shareholder return through the end of the performance period. The simulated total shareholder return of Plum Creek and the peer group is computed using a Monte Carlo simulation. The key assumptions used in the simulation of Plum Creek's and the peer group's total shareholder return are volatility, beta (the measure of how Plum Creek's stock moves relative to the market as a whole) and risk-free interest rate.

Restricted Stock Units. Under the Plan, restricted stock units of Plum Creek Timber Company, Inc. may be awarded to certain directors, officers and employees of the Operating Partnership. The recipients of restricted stock units generally have the right to receive a cash amount equal to any dividends paid on Plum Creek's common stock during the restriction period and upon vesting, the right to receive an equal number of shares of Plum Creek's common stock. Restricted stock units generally vest over a four-year period at a rate of 25% per year. If employment is terminated prior to vesting, all unvested restricted stock units are forfeited. The weighted-average grant date fair value of restricted stock units granted for the years ended December 31, 2012, 2011 and 2010 was $39.00, $41.45 and $35.27, respectively. The fair value of restricted stock units is based on the closing price of Plum Creek's common stock on the date of grant.

Restricted stock unit activity was as follows for the **year ended December 31, 2012:**

	Units	Weighted-Average Grant Date Fair Value
Balance at January 1, 2012	243,800	$ 38.25
Granted	169,730	$ 39.00
Vested	(92,142)	$ 38.27
Forfeited	(10,350)	$ 38.54
Balance at December 31, 2012	311,038	$ 38.65

The total fair value of restricted stock units that vested during the years ended December 31, 2012, 2011 and 2010 was approximately $4 million, $4 million and $3 million, respectively.

Awards of Common Stock. In 2012, Plum Creek began granting awards of common stock. Under the Plan, common stock of Plum Creek Timber Company, Inc. may be awarded to directors, officers and employees of the Operating Partnership. The common stock is granted without restriction or vesting provisions. During 2012, 18,500 shares of Plum Creek common stock were granted/issued with a weighted-average grant date fair value of $38.93. The total fair value of common stock awards that were issued during 2012 was $0.7 million. The fair value of common stock awards is based on the closing price of Plum Creek's common stock on the date of grant.

Stock Options. Plum Creek did not grant any stock option awards in 2012. Under the Plan (and under Plum Creek's previous Stock Incentive Plan), non-qualified stock options may be granted to any officer, director, employee, consultant or advisor of the Operating Partnership. Each stock option granted allows the recipient the right to purchase Plum Creek's common stock at the fair market value of Plum Creek's common stock on the date of the grant. Generally, the stock options have a ten-year term and vest over a four-year period at a rate of 25% per year. Under the Plan, the exercise price of an option may not be reduced.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Presented below is a summary of Plum Creek's stock option Plan activity for the **year ended December 31, 2012**:

	Shares Subject to Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Balance at January 1, 2012	3,540,925	$ 37.03		
Granted	—	—		
Exercised/Surrendered	(576,218)	31.02		
Cancelled/Forfeited	(47,000)	39.28		
Outstanding, December 31, 2012	2,917,707	$ 38.18	5.5	$ 18
Vested or Expected to Vest, December 31, 2012	2,708,246	$ 38.26	5.3	$ 17
Exercisable, December 31, 2012	2,100,054	$ 38.15	4.7	$ 13

The table below presents stock activity related to stock options exercised during the **years ended December 31** (in millions):

	2012	2011	2010
Proceeds from Stock Options Exercised	**$ 18**	$ 10	$ 2
Intrinsic Value of Stock Options Exercised	**$ 6**	$ 4	$ 1
Tax Benefit Related to Stock Options Exercised	**$ 1**	$ 1	$ —

The weighted-average measurement date fair values of stock option awards granted were computed using the Black-Scholes-Merton option valuation model with the following assumptions for the **years ended December 31**:

	2011	2010
Expected Term (years)	6	6
Risk-Free Interest Rate	2.7%	2.7%
Volatility	40.6%	40.3%
Dividend Yield	4.0%	4.8%
Weighted-Average Measurement Date Fair Value	$ 11.60	$ 9.00

The expected term of the options represents the estimated period of time until exercise and is based on the vesting period of the award and the historical exercise experience of similar awards. All participants were assumed to have similar exercise behavior. Expected volatility is based on historical volatility over the approximate expected term of the option.

Restricted Stock. Under the Plan, restricted stock of Plum Creek Timber Company, Inc. may be awarded to certain directors, officers and employees of the Operating Partnership. Restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of for a period of time from the date on which the restricted stock was granted. The recipients of restricted stock generally have the rights of stockholders of Plum Creek with respect to voting and receipt of dividends during the restricted period. Restricted stock generally vests six months from the grant date. No restricted stock was granted in 2012. The weighted-average grant date fair values of restricted stock awards granted for the years ended December 31, 2011 and 2010 were $41.99 and $35.60, respectively. The total fair value of restricted stock awards that vested during the years ended December 31, 2011 and 2010 was $0.7 million and $0.6 million, respectively. The fair value of restricted stock is based on the closing price of Plum Creek's common stock on the date of grant.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Accounting for Share-Based Compensation. Share-based employee compensation cost is recognized based on fair value (see "Accounting for Share-Based Compensation" in Note 1 of the Notes to Consolidated Financial Statements). Stock options and most restricted stock units vest 25% per year over a four-year vesting period. Compensation cost related to these awards is recognized using the straight-line method over the four-year vesting period. Total compensation expense for all share-based compensation plans (including both awards paid in stock and cash) was approximately $13 million, $10 million and $5 million for the years ended December 31, 2012, 2011, and 2010, respectively. For the years ended December 31, 2012, 2011 and 2010, the Operating Partnership recognized $2 million, $2 million and $1 million, respectively, in tax benefits associated with share-based compensation plans. At December 31, 2012, there was $24 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of approximately two years.

NOTE 12. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Certain balance sheet accounts consisted of the following (in millions):

	December 31, 2012	December 31, 2011
Other Current Assets		
Prepaid Expenses	**$ 8**	$ 7
Taxes Receivable	**3**	3
Notes Receivable	**1**	2
Other	**1**	3
	$ 13	$ 15
Other Non-Current Assets		
Real Estate Development Properties	**$ 13**	$ 13
Unamortized Debt Issue Costs	**11**	8
Deposits	**5**	5
Notes Receivable	**7**	8
Other	**1**	2
	$ 37	$ 36
Other Current Liabilities		
Accrued Pension Liability	**$ 4**	$ 4
Workers' Compensation	**1**	2
Other	**2**	2
	$ 7	$ 8
Other Non-Current Liabilities		
Timber Obligations	**$ 5**	$ 6
Deferred Compensation	**6**	6
Long-Term Incentive Compensation	**7**	3
Accrued Pension Liability	**49**	60
Deferred Revenue	**14**	20
Workers' Compensation	**9**	10
Other	**2**	4
	$ 92	$ 109

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13. COMMITMENTS AND CONTINGENCIES

Contingencies. The Operating Partnership is subject to regulations regarding forest, harvest and manufacturing practices and is, from time to time, involved in various legal proceedings, including environmental and regulatory matters, incidental to its business. Reserves have been established for any probable losses.

Unrecorded Contingencies. Management currently believes that resolving pending legal proceedings against the Operating Partnership, individually or in aggregate, will not have a material adverse impact on our financial position or results of operations. However, these matters are subject to inherent uncertainties and management's view on these matters may change in the future. Were an unfavorable final outcome in one or multiple legal proceedings to occur, there exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which any unfavorable outcome becomes reasonably estimable.

Contractual Obligations. The Operating Partnership has contracted to source logs and supply fiber with customers under long-term agreements at prevailing market rates. The agreements expire beginning in 2013 through 2029, with various renewal options by either party for periods ranging from two years to fifteen additional years.

Unconditional Purchase Obligations. During 2011, the Operating Partnership entered a long-term agreement for the purchase of urea which will primarily be used in applying fertilizer to our timberlands to improve growth rates. The Operating Partnership is obligated to purchase fixed quantities of urea each year for a fifteen-year period upon the completion of the supplier's manufacturing facility and starting no later than 2014. The price per ton for urea is generally fixed; however, certain components of the price are subject to adjustment for inflation or the cost of raw materials, and the overall price per ton is subject to a cap and floor. Management does not expect these pricing adjustments will be significant and estimates that starting in 2014 annual payments under the supply agreement will be $15 million or $230 million over the life of the purchase agreement.

Lease Commitments. The Operating Partnership leases buildings and equipment under non–cancelable operating lease agreements. Operating lease expense was $3 million in both 2012 and 2011 and $4 million in 2010. Additionally, the Operating Partnership has timber obligations related to certain timberlands where the Operating Partnership acquired title to standing timber at the inception of the leases. The following summarizes the future minimum operating lease payments and obligations in connection with leasing timberlands at **December 31, 2012** (in millions):

	Operating Leases	Timber Obligations
2013	$ 3	$ 1
2014	2	—
2015	2	—
2016	1	—
2017	—	—
Thereafter	1	4
Total	$ 9	$ 5

NOTE 14. TIMBERLAND VENTURE - EQUITY METHOD INVESTMENT

In 2008, a subsidiary of the Operating Partnership, Plum Creek Timber Operations I, LLC ("PC Member"), contributed 454,000 acres of timberlands located in its Southern Resources Segment to Southern Diversified Timber, LLC ("the Timberland Venture") in exchange for a $705 million preferred interest and a 9% common interest valued at $78 million. The Timberland Venture's other member, an affiliate of The Campbell Group LLC, contributed $783 million of cash in exchange for 91% of the Timberland Venture's common interest. Following the formation of the Timberland Venture, PC Ventures borrowed $783 million from the Timberland Venture. PC Ventures used the proceeds from the borrowing

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

to make a $783 million capital contribution to the Operating Partnership. See Note 9 of the Notes to Consolidated Financial Statements.

PC Member's preferred interest in the Timberland Venture is entitled to a cumulative preferred return equal to 7.875% per annum (approximately $56 million). The Timberland Venture cannot make distributions on the common interests until all current period and prior period preferred returns have been paid. Preferred return distributions are payable on March 15th and September 15th each year.

The activities of the Timberland Venture consist primarily of the ownership of timberlands and entering into cutting contracts with an affiliate of The Campbell Group for the sale and harvesting of timber. An affiliate of The Campbell Group is the manager of the Timberland Venture. The manager and the other member control the day-to-day operating decisions of the Timberland Venture. PC Member retains certain protective rights that require its consent before the Timberland Venture can take certain actions. For example, without PC Member's consent and subject to certain exceptions, the Timberland Venture generally cannot sell properties, incur indebtedness, file for bankruptcy or enter into contracts with affiliates which are not arm's length.

No gain was recognized in connection with the contribution of the timberlands to the venture in 2008. The book basis in the contributed timberlands was $174 million, and PC Member capitalized costs of $9 million in connection with the transfer. The Timberland Venture recorded the contributed timberlands at fair value, or $783 million. The difference between the beginning book basis in the venture ($174 million) and PC Member's share of the equity in the net assets of the venture ($783 million) was allocated between standing timber ($289 million) and land ($320 million). In addition to the allocation of earnings to our common and preferred interests, the basis difference associated with standing timber is amortized into equity earnings based on the timber harvested during the period compared to the timber expected to be harvested over one timber rotation (approximately 27 years). The basis difference associated with land is recognized in equity earnings in the period in which timberlands are sold by the venture based on a per acre rate. Since the inception of the Timberland Venture through December 31, 2012, the Operating Partnership has recognized $30 million in equity earnings related to the amortization of the basis difference.

Both our preferred and common interests are accounted for based on the equity method of accounting. Equity earnings of the Timberland Venture are first allocated to our preferred interest to the extent of our preferred return with any excess earnings allocated among the common interests based on ownership percentage (i.e., 9% to our common interest). All of the equity earnings will be allocated to our preferred interest in years in which our preferred return equals or exceeds the earnings of the Timberland Venture. To the extent of any shortfall in equity earnings (cumulative preferred return in excess of allocated equity earnings), future years' earnings will be allocated to our preferred interest when the earnings of the Timberland Venture exceed our preferred return. At December 31, 2012, the cumulative shortfall in allocated equity earnings is $25 million. In addition to equity earnings associated with our common and preferred interests, equity earnings include the amortization of the difference between the book basis of our investment in the Timberland Venture and our share of the Timberland Venture's net assets. Equity earnings for the Timberland Venture consist of the following for the **years ended December 31** (in millions):

	2012	2011	2010
Preferred Interest	**$ 51**	$ 50	$ 50
Common Interest	**—**	—	—
Amortization of Basis Difference	**8**	6	7
Total Equity Earnings from Timberland Venture	**$ 59**	$ 56	$ 57

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Distributions from the Timberland Venture consist of the following for the **years ended December 31** (in millions):

	2012	2011	2010
Preferred Interest	**$ 56**	$ 56	$ 56
Common Interest	**—**	—	1
Total Distributions from Timberland Venture	**$ 56**	$ 56	$ 57

The Timberland Venture can only be liquidated with the consent of both members. However, upon the nine year anniversary of the Timberland Venture, PC Member has the right for a six-month period to cause the Timberland Venture to redeem the other member's interest. The other Timberland Venture member has a similar redemption right after the seven year anniversary. Upon liquidation or redemption, the members' interests (i.e. capital accounts) will be adjusted to reflect the fair value of the Timberland Venture's net assets. The adjustment would first be allocated to our preferred interest if there exists an accumulated shortfall in net income attributable to our preferred interest but only to the extent that the fair value of the net assets of the Timberland Venture exceed book basis.

For the years ended December 31, 2012, 2011, and 2010, the Timberland Venture was considered a Significant Subsidiary in accordance with the financial reporting requirements of the Securities and Exchange Commission. Accordingly, the audited financial statements of the Timberland Venture are attached as an exhibit to Plum Creek's 2012 Form 10-K filing.

NOTE 15. VARIABLE INTEREST ENTITIES

The Timberland Venture (see Note 14 of the Notes to Consolidated Financial Statements) is a variable interest entity. The primary operating activities of the Timberland Venture consist of owning timberlands and entering into cutting contracts with an affiliate of the other member. Besides quarterly distributions to PC Ventures which it uses to fund interest payments on the loan owed by PC Ventures, the Operating Partnership has not provided financing or other support to the venture. The venture generates sufficient cash from operating activities to finance its operations.

We are not the primary beneficiary of the Timberland Venture. PC Member does not manage the day-to-day operations of the Timberland Venture, has only limited protective rights and its involvement is generally limited to receiving distributions on its preferred and common interests. We are not the primary beneficiary because we do not direct the activities that most significantly impact the Timberland Venture's economic performance. We believe that the activities that most significantly impact the Timberland Venture's economic performance include managing the timberlands along with the timing and extent of the harvesting activities, neither of which we control.

The carrying amount of the investment is $204 million at December 31, 2012 and $201 million at December 31, 2011, and it is reported in the Consolidated Balance Sheets as Equity Investment in Timberland Venture. Our maximum exposure to loss is $204 million, the carrying amount of the investment. Generally, losses are first allocated among the common interests based on positive capital accounts in which we hold a 9% common interest. No losses are allocated to our preferred interest ($705 million) until the common interests have absorbed losses of approximately $861 million.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16. RELATED PARTY TRANSACTIONS

Transactions with Parent. The Operating Partnership's parent, Plum Creek Timber Company, Inc., provides share-based compensation plans that cover employees of the Operating Partnership (see Note 11 of the Notes to Consolidated Financial Statements). All of Plum Creek's activities are conducted through the Operating Partnership. Therefore, all share-based compensation expense is allocated to the Operating Partnership.

Transactions with Other Related Parties. A subsidiary of the Operating Partnership, Plum Creek Timber Operations I, LLC ("PC Member") has a common and preferred interest in Southern Diversified Timber, LLC ("the Timberland Venture"), which is accounted for under the equity method of accounting. See Note 14 of the Notes to Consolidated Financial Statements. Equity earnings and distributions from the Timberland Venture were as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Equity Earnings	**$ 59**	$ 56	$ 57
Distributions	**56**	56	57

In 2008, PC Ventures borrowed $783 million from the Timberland Venture for a 10-year term at a fixed annual interest rate of 7.375%. PC Ventures used the proceeds from the borrowing to make a $783 million capital contribution to the Operating Partnership in exchange for a Series T-1 Redeemable Preferred Limited Partnership Interest. See Note 9 of the Notes to Consolidated Financial Statements. The Operating Partnership made the following cash distributions to PC Ventures for the **years ended December 31** (in millions):

	2012	2011	2010
Cash Distributions	**$ 58**	$ 58	$ 58

NOTE 17. SEGMENT INFORMATION

The Operating Partnership is organized into five operating segments based on the nature of the business activities of each component. Each operating segment has a separate management team. The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statements of Income. Intersegment Revenues are recorded at market prices, which are determined at least quarterly, and are eliminated in the consolidated results. Several operating segments have sales outside of the U.S. (see Export Revenues), but the Operating Partnership does not hold any long-lived foreign assets. These operating segments represent the Operating Partnership's five reportable segments, which are: (1) Northern Resources, (2) Southern Resources, (3) Real Estate, (4) Manufactured Products and (5) Other.

Northern Resources Segment. The Northern Resources Segment consists of timberlands located in Maine, Michigan, Montana, New Hampshire, Oregon, Vermont, Washington, West Virginia and Wisconsin. The Northern Resources Segment grows timber for sale primarily in domestic regional markets. Additionally, some logs are sold in export markets, mainly to China and Canada. The Northern Resources Segment sells softwood and hardwood sawlogs and softwood and hardwood pulpwood. Softwood and hardwood sawlogs are sold primarily to regional lumber and plywood manufacturers. Logs harvested in Montana are sold mostly to the Operating Partnership's Manufactured Products Segment (see Intersegment Revenues). Softwood and hardwood pulpwood is sold to regional paper and packaging manufacturers.

Southern Resources Segment. The Southern Resources Segment consists of timberlands located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. The Southern Resources Segment grows timber for sale in domestic regional markets. The Southern Resources Segment sells primarily softwood sawlogs and pulpwood. Softwood sawlogs are sold to regional lumber and plywood manufacturers. Softwood pulpwood is sold to regional paper and packaging manufacturers, producers of oriented strand board, and

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

producers of wood pellets for use in bioenergy. Additionally, the Southern Resources Segment leases a portion of our timberlands to third parties on an annual basis for recreational purposes.

Real Estate Segment. The Real Estate Segment consists of sales of higher value timberlands and non-strategic timberlands. We estimate that included in the Operating Partnership's 6.4 million acres of timberlands are approximately 850,000 acres of higher value timberlands, which are expected to be sold and/or developed over the next fifteen years for recreational, conservation, commercial and residential purposes. Included within the 850,000 acres of higher value timberlands are approximately 650,000 acres we expect to sell for recreational uses, approximately 125,000 acres we expect to sell for conservation and approximately 75,000 acres that are identified as having development potential. The Operating Partnership has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold in smaller scale transactions over the near and medium term. In addition to these 300,000 acres, the Operating Partnership may also make sales of non-strategic timberlands in larger scale transactions to commercial timberland buyers as opportunities arise. In the meantime, all of our timberlands continue to be managed productively in our business of growing and selling timber.

Some of our real estate activities, including our real estate development business, are conducted through our wholly-owned taxable REIT subsidiaries. Properties developed internally by the Operating Partnership will generally be low-intensity development limited to obtaining entitlements. Larger and more complicated projects needing more invested capital may be developed through third party ventures.

Manufactured Products Segment. The Manufactured Products Segment consists of two lumber mills (of which one mill is curtailed until markets improve), two plywood mills, two medium density fiberboard ("MDF") facilities, one lumber remanufacturing facility in Idaho and one lumber remanufacturing facility in Montana (which is curtailed until markets improve). The lumber facilities produce boards, studs, and dimension lumber and the panel facilities produce high-quality plywood and MDF panels. All of these products are targeted to domestic wood products retailers, home construction, industrial customers, and to a lesser extent, for export primarily to Canada and Mexico. Residual chips that are not used internally may be sold to regional pulp and paper manufacturers. Revenues from manufactured products by product line were as follows for the **years ended December 31** (in millions):

	2012	2011	2010
Lumber	**$ 78**	$ 77	$ 75
Plywood	**91**	75	73
MDF	**155**	121	117
Total	**$ 324**	$ 273	$ 265

Other Segment. The Other Segment consists primarily of income associated with oil and natural gas production, rock and mineral extraction and wind power development, along with communication and transportation rights of way. Some of these activities are conducted through our wholly-owned taxable REIT subsidiaries.

The Operating Partnership evaluates performance of the segments based on operating income before interest, unallocated corporate expenses and taxes. Asset information is not reported by segment, as the Operating Partnership does not produce such information internally.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The tables below present information about reported segments for the **years ended December 31** (in millions):

	Northern Resources	Southern Resources	Real Estate[(A)]	Manufactured Products[(B)]	Other[(C)]	Total[(D)]
2012						
External Revenues	**$ 224**	**$ 417**	**$ 352**	**$ 324**	**$ 22**	**$ 1,339**
Intersegment Revenues	**22**	**—**	**—**	**—**	**—**	**22**
Export Revenues	**19**	**2**	**—**	**32**	**—**	**53**
Depreciation, Depletion and Amortization	**26**	**67**	**1**	**15**	**1**	**110**
Basis of Real Estate Sold	**—**	**—**	**138**	**—**	**—**	**138**
Other Operating Gain	**—**	**—**	**—**	**—**	**—**	**—**
Operating Income (Loss)	**20**	**90**	**187**	**29**	**19**	**345**
2011						
External Revenues	$ 213	$ 359	$ 301	$ 273	$ 21	$ 1,167
Intersegment Revenues	20	—	—	—	—	20
Export Revenues	26	—	—	25	—	51
Depreciation, Depletion and Amortization	26	51	2	13	—	92
Basis of Real Estate Sold	—	—	77	—	—	77
Other Operating Gain	—	—	—	—	2	2
Operating Income (Loss)	24	74	195	15	21	329
2010						
External Revenues	$ 192	$ 377	$ 336	$ 265	$ 20	$ 1,190
Intersegment Revenues	18	—	—	—	—	18
Export Revenues	14	—	—	24	—	38
Depreciation, Depletion and Amortization	28	50	2	12	—	92
Basis of Real Estate Sold	—	—	132	—	—	132
Other Operating Gain	1	—	—	2	5	8
Operating Income (Loss)	13	107	180	24	23	347

(A) The Operating Partnership recognized impairment losses on sales of timberlands expected to close within a twelve-month period of less than $1 million in 2012, $1 million in 2011 and $1 million in 2010. Impairments are recognized as part of Cost of Goods Sold and reflected as part of Operating Income.

(B) During 2010, the Operating Partnership sold certain lumber manufacturing assets for a gain of $2 million. The gain is reported as Other Operating Gain in our Manufactured Products Segment and is included in Other Operating Income (Expense), net in the Consolidated Statements of Income.

(C) During 2011, the Operating Partnership received a payment of $2 million for the settlement of a dispute that related to certain mineral rights. The payment is reported as Other Operating Gain in our Other Segment and is included in Other Operating Income (Expense), net in the Consolidated Statements of Income.

During 2010, the Operating Partnership agreed to terminate a land lease for consideration of $5 million from the lessor. The land lease had been accounted for as an operating lease. The consideration is reported as Other Operating Gain in our Other Segment since the consideration was primarily for the release of mineral rights and is included in Other Operating Income (Expense), net in the Consolidated Statements of Income.

PLUM CREEK TIMBERLANDS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During 2010, the Operating Partnership received $21 million for the sale of an undivided 50% interest in natural gas rights on approximately 110,000 acres in West Virginia and to modify an existing natural gas lease on the same acres. The Operating Partnership allocated the proceeds based on relative fair value and determined that $11 million was for the sale of the natural gas rights and $10 million was for a lease bonus related to the modification of exploration rights under the existing lease. The fair value of the undivided 50% interest in natural gas rights was derived using an income approach based on discounted future cash flows. For 2010, the sale is reported as Gain on Sale of Properties, net of tax in the Consolidated Statements of Income and was not included in the Other Segment's operating income. The fair value of the modification to the exploration rights under the existing lease was based on market analyses and comparable leases. The $10 million, along with the remaining deferred revenue at the time of the modification of $12 million associated with the original granting of exploration rights in 2008, is being amortized into revenue of the Other Segment over the expected three-year term.

(D) Consolidated depreciation, depletion and amortization includes unallocated corporate depreciation of $4 million for 2012, 2011 and 2010.

A reconciliation of total segment operating income to income before income taxes is presented below for the **years ended December 31** (in millions):

	2012	2011	2010
Total Segment Operating Income	**$ 345**	$ 329	$ 347
Corporate and Other Unallocated Expenses	**(65)**	(55)	(51)
Other Unallocated Operating Income (Expense), net	**1**	1	1
Operating Income	**281**	275	297
Equity Earnings from Timberland Venture	**59**	56	57
Interest Expense, net	**(82)**	(81)	(80)
Gain (Loss) on Extinguishment of Debt	**—**	—	(13)
Income before Income Taxes	**$ 258**	$ 250	$ 261

NOTE 18. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

(In Millions)	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
2012				
Revenues	**$ 337**	**$ 294**	**$ 354**	**$ 354**
Gross Profit	**78**	**81**	**110**	**127**
Operating Income	**50**	**55**	**79**	**97**
Net Income Available to Common Interest Partners	**29**	**36**	**59**	**79**
2011				
Revenues	$ 275	$ 284	$ 293	$ 315
Gross Profit	85	88	93	112
Operating Income	60	63	69	83
Net Income Available to Common Interest Partners	38	44	50	61

Report of Independent Registered Public Accounting Firm

The Partners of
Plum Creek Timberlands, L.P.

We have audited the accompanying consolidated balance sheets of Plum Creek Timberlands, L.P. as of December 31, 2012 and 2011, and the related consolidated statements of income, partnership capital, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plum Creek Timberlands, L.P. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington
February 22, 2013

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

Disclosure Controls and Procedures

The company's management, with the participation of the company's Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), has evaluated the effectiveness of the company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the company's management, including the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), has concluded that the company's disclosure controls and procedures were effective as of the end of such period.

Control over Financial Reporting

There have been no changes in the company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Plum Creek Timber Company, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal control over financial reporting is designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Plum Creek Timber Company, Inc.'s management, under the supervision of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the framework included in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

ITEM 9B. OTHER INFORMATION

None.

Part III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about the company's executive officers, code of ethics and certain other corporate governance matters is presented in Part I of this Form 10-K. Information under the following captions in the company's 2013 Annual Meeting Proxy Statement is incorporated herein by reference: "Proposal 1 – Election of Directors"; "Section 16(a) Beneficial Ownership Reporting Compliance"; "Board of Directors and Corporate Governance – Selection of Nominees to the Board of Directors"; and "Board of Directors and Corporate Governance – Board Committees – Audit Committee".

ITEM 11. EXECUTIVE COMPENSATION

Information under the following captions in the company's 2013 Annual Meeting Proxy Statement is incorporated herein by reference: "Executive Compensation"; "Compensation Committee Interlocks and Insider Participation"; "Compensation Committee Report"; and "Board of Directors and Corporate Governance – Director Compensation".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information under the following captions in the company's 2013 Annual Meeting Proxy Statement is incorporated herein by reference: "Executive Compensation – Equity Compensation Plan Information"; and " Security Ownership of Certain Beneficial Owners and Management".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information under the following captions in the company's 2013 Annual Meeting Proxy Statement is incorporated herein by reference: "Related Party Transactions"; "Compensation Committee Interlocks and Insider Participation"; "Board of Directors and Corporate Governance – Director Independence"; and "Board of Directors and Corporate Governance – Board Committees – Audit Committee".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information under the following caption in the company's 2013 Annual Meeting Proxy Statement is incorporated herein by reference: "Independent Auditors – Fees to the Independent Auditors for 2011 and 2012."

Part IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Documents filed as a part of this report

Financial Statements and Supplementary Financial Information

The following consolidated financial statements of the company are included in Part II, Item 8 of this Form 10–K:

Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material or the required information is shown in the consolidated financial statements or the notes thereto.

List of Exhibits

Each exhibit set forth below in the Index to Exhibits is filed as a part of this report. All exhibits not filed herewith are incorporated herein by reference to a prior filing as indicated. Exhibits designated by a positive sign ("+") indicate management contracts or compensatory plans or arrangements.

Index to Exhibits

The agreements included as exhibits to this report are included to provide information about their terms and not to provide any other factual or disclosure information about the company or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement that were made solely for the benefit of the other parties to the agreement and:

- should not be treated as categorical statements of fact, but rather as a way of allocating the risk among the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Designation	Nature of Exhibit
2.1	Agreement and Plan of Merger by and among Georgia-Pacific Corporation, North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc., NPC Timber, Inc. and Plum Creek Timber Company, Inc. (Form 8-K/A, File No. 1-10239, filed July 24, 2000). Amendment No.1 to the Agreement and Plan of Merger, dated as of June 12, 2001 (Exhibit 2.1 to Form 8-K, File No. 1-10239, filed June 14, 2001).
2.2	Contribution Agreement dated as of August 22, 2008 between Plum Creek Timber Operations I, LLC and TCG Member, LLC (Exhibit 2.1 to Form 8-K, File No. 1-10239, filed August 27, 2008).
2.3	Limited Liability Company Agreement of Southern Diversified Timber, LLC dated as of October 1, 2008 between Plum Creek Timber Operations I, LLC and TCG Member, LLC (Exhibit 2.2 to Form 8-K, File No. 1-10239, filed October 7, 2008).
3.1	Restated Certificate of Incorporation of Plum Creek Timber Company, Inc., as amended (Exhibit 3.1 to Form 10-Q, File No. 1-10239, for the quarter ended June 30, 2009).
3.2	Amended and Restated By-laws of Plum Creek Timber Company, Inc., as amended (Exhibit 3.2 to Form 10-K, File No. 1-10239, for the year ended December 31, 2010).
3.3	Amended and Restated Agreement of Limited Partnership of Plum Creek Timberlands, L.P. (Exhibit 3.3 to Form 10-K, File No. 1-10239, for the year ended December 31, 2010).
4.1	Base Note Indenture (including Form of Note and Guarantee), dated as of November 14, 2005, by and among Plum Creek Timberlands, L.P., as issuer, Plum Creek Timber Company, Inc., as guarantor, and U.S. Bank National Association, as trustee, governing the terms of the 5.875% Senior Notes due 2015 and the 4.70% Senior Notes due 2021 (Exhibit 4.1 to Form 8-K, File No. 1-10239, filed November 14, 2005).
4.2	Officer's Certificate, dated November 14, 2005, executed by Plum Creek Timberlands, L.P., as issuer, establishing the terms and form of the 5.875% Senior Notes due 2015 (Exhibit 4.2 to Form 8-K, File No. 1-10239, filed November 14, 2005).
4.3	Officer's Certificate, dated May 2, 2006, executed by Plum Creek Timberlands, L.P., as issuer, reopening the 5.875% Senior Notes due 2015 (Exhibit 4.3 to Form 8-K, File No. 1-10239, filed on May 2, 2006).
4.4	Officer's Certificate, dated November 15, 2010, executed by Plum Creek Timberlands, L.P., as issuer, establishing the terms and form of the 4.70% Senior Notes due March 15, 2021 (Exhibit 4.2 to Form 8-K, File No. 1-10239, filed November 15, 2010).

4.5	Officer's Certificate, dated November 26, 2012, executed by Plum Creek Timberlands, L.P., as issuer, establishing the terms and form of the 3.25% Senior Notes due March 15, 2023 (Exhibit 4.2 to Form 8-K, File No. 1-10239, filed November 26, 2012).
4.6	Senior Note Agreement, dated as of October 9, 2001, by and among Plum Creek Timberlands, L.P. and the lenders party thereto governing the terms of the Series J notes due October 1, 2011 and Series K notes due October 1, 2013. (Exhibit 4.1 to Form 8-K File No. 1-10239, filed October 9, 2001). First Amendment to Senior Note Agreement, dated as of December 19, 2002 by and among Plum Creek Timberlands, L.P. and the lenders party thereto governing the terms of the Series J notes due October 1, 2011 and Series K notes due October 1, 2013 (Exhibit 4.1 to Form 10-K, File No. 1-10239, for the year ended December 31, 2002). First Omnibus Amendment to Senior Note Agreements, dated as of August 18, 2008 by and among Plum Creek Timberlands, L.P. and the lenders party thereto governing the terms of the Series J notes due October 1, 2011 and Series K notes due October 1, 2013 (Exhibit 4.1 to Form 8-K, File No. 1-10239, filed August 22, 2008).
4.7	The registrant agrees that it will furnish the Commission a copy of any of its debt instruments not listed herein upon request.
10.1	Revolving Credit Agreement, dated as of March 2, 2012, by and among Plum Creek Timberlands, L.P., as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank of Scotland plc, JPMorgan Chase Bank, N.A. and U.S. Bank National Association, as Syndication Agents, CoBank, ACB and Northwest Farm Credit Services, PCA, as Documentation Agents, Wells Fargo Securities, LLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd., RBS Securities Inc., J.P. Morgan Securities LLC, U.S. Bank National Association, CoBank, ACB and Northwest Farm Credit Services, PCA, as Joint Lead Arrangers and as Joint Book Runners, and the other lenders party thereto (Exhibit 10.1 to Form 8-K, File No. 1-1-10239, filed March 5, 2012).
10.2	Term Loan Agreement, dated as of March 2, 2012, by and among Plum Creek Timberlands, L.P., as the Borrower, Northwest Farm Credit Services, PCA, as Administrative Agent, CoBank, ACB, as Syndication Agent, Northwest Farm Credit Services, PCA, and CoBank, ACB, as Joint Lead Arrangers and as Joint Book Runners, and the lenders party thereto (Exhibit 10.2 to Form 8-K, File No. 1-1-10239, filed March 5, 2012).
10.3	Credit Agreement and Guarantee, dated as of October 1, 2008, by and among Plum Creek Ventures I, LLC, Plum Creek Timber Company, Inc. and Southern Diversified Timber, LLC (Exhibit 10.1 to Form 8-K, File No. 1-10239, filed October 7, 2008).
10.4	Pledge Agreement, dated as of October 1, 2008, between Plum Creek Ventures I, LLC and Southern Diversified Timber, LLC (Exhibit 10.2 to Form 8-K, File No. 1-10239, filed October 7, 2008).
10.5+	Plum Creek Supplemental Pension Plan (Exhibit 10.5 to Form 10-K, File No. 1-10239, for the year ended December 31, 2010).
10.6+	Plum Creek Supplemental Benefits Plan (Exhibit 10.6 to Form 10-K, File No. 1-10239, for the year ended December 31, 2010).
10.7+	Plum Creek Pension Plan (Exhibit 10.7 to Form 10-K, File No. 1-10239, for the year ended December 31, 2010). First Amendment to Plum Creek Pension Plan.
10.8+	Plum Creek Timber Company, Inc. Deferral Plan (Exhibit 10.1 to Form 8-K, File No. 1-10239, filed on June 24, 2005).
10.9+	Director Deferral Election Form (Exhibit 10.3 to Form 8-K, File No. 1-10239, filed on June 24, 2005).
10.10+	Executive Deferral Election Form (Exhibit 10.4 to Form 8-K, File No. 1-10239, filed on June 24, 2005).
10.11+	Plum Creek Director Stock Ownership Plan (Exhibit 10.2 to Form 8-K, file No. 1-10239, filed on June 24, 2005).
10.12+	Plum Creek Timber Company, Inc. 2000 Stock Incentive Plan (Filed as an appendix to Plum Creek's definitive Proxy Statement on Schedule 14A, filed on March 31, 2000).
10.13+	Plum Creek Timber Company, Inc. Amended and Restated Stock Incentive Plan (Filed as an appendix to Plum Creek's definitive Proxy Statement on Schedule 14A, filed on March 29, 2004).
10.14+	Plum Creek Timber Company, Inc. 2012 Stock Incentive Plan (Filed as an appendix to Plum Creek's definitive Proxy Statement on Schedule 14A, filed on March 29, 2012).

10.15+	Plum Creek Timber Company, Inc. Annual Incentive Plan (Exhibit 10.13 to Form 10-K, File No. 1-10239, for the year ended December 31, 2000). Annual Incentive Plan - Compensation Committee Guidelines for Executive Officers (Form 8-K, file No. 1-10239, filed on April 6, 2006). Annual Incentive Plan - Compensation Committee Guidelines for Executive Officers (Form 8-K, File No. 1-10239, filed on February 10, 2011).
10.16+	Form of Executive Stock Option, Dividend Equivalent Right and Value Management Award Agreement For Plan Years 2004 and 2005 (Exhibit 10.2 to Form 10-Q, File No. 1-10239, for the quarter ended June 30, 2004).
10.17+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2006 (Exhibit 10.2 to Form 8-K, File No. 1-10239, Filed on February 8, 2006).
10.18+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2007 (Exhibit 10.2 to Form 8-K, File No. 1-10239, Filed on February 8, 2007).
10.19+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2008 (Exhibit 10.18 to Form 10-K, File No. 1-10239, for the year ended December 31, 2007).
10.20+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2009 (Exhibit 10.20 to Form 10-K, File No. 1-10239, for the year ended December 31, 2008).
10.21+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2010 (Exhibit 10.21 to Form 10-K, File No. 1-10239, for the year ended December 31, 2009).
10.22+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2011 (Exhibit 10.22 to Form 10-K, File No. 1-10239, for the year ended December 31, 2010).
10.23+	Form of Executive Restricted Stock Unit and Value Management Award Agreement For Plan Year 2012 (Exhibit 10.2 to Form 8-K, File No. 1-10239, Filed on May 10, 2012).
10.24+	Form of Executive Restricted Stock Unit and Value Management Award Agreement For Plan Year 2013.
10.25+	Form of Amendment to Outstanding Executive Stock Option Award Agreements (Exhibit 10.4 to Form 10-Q, file No. 1-10239, for the quarter ended June 30, 2009).
10.26+	Form of Director Stock Option and Dividend Equivalent Right Award Agreement For Plan Years 2002 and 2003 (Exhibit 10.16 to Form 10-K, File No. 1-10239, for the year ended December 31, 2002).
10.27+	Form of Amendment to Director Stock Option and Dividend Equivalent Right Award Agreement Effective For Plan Years 2002 and 2003 (Exhibit 10.17 to Form 8-K/A, File No. 1-10239, filed on September 2, 2004).
10.28+	Form of Amended and Restated Director Stock Option and Dividend Equivalent Right Award Agreement For Plan Year 2004 (Exhibit 10.16 to Form 8-K/A, File No. 1-10239, filed on September 2, 2004).
10.29+	Summary of Current Director Compensation.
10.30+	Form of Director and Officer Indemnity Agreement (Exhibit 10.21 to Form 10-K, File No. 1-10239, for the year ended December 31, 2004).
12.1	Statements regarding computation of ratios.
21	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of KPMG LLP.
24.1	Power of Attorney (Included on the signature page to this Annual Report on Form 10-K).
31.1	Certification of Rick R. Holley pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.

31.2	Certification of David W. Lambert pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Rick R. Holley, Chief Executive Officer, pursuant to Rules 13a-14(b) and 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of David W. Lambert, Senior Vice President and Chief Financial Officer, pursuant to Rules 13a-14(b) and 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
99.1	Financial Statements of Southern Diversified Timber, LLC.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLUM CREEK TIMBER COMPANY, INC. (Registrant)

By: /s/ RICK R. HOLLEY

Rick R. Holley
Chief Executive Officer
(Principal Executive Officer)

Power of Attorney

Each person whose signature to this Annual Report on Form 10-K appears below hereby constitutes and appoints Rick R. Holley, David W. Lambert and James A. Kraft, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file any and all amendments to this Annual Report on Form 10-K, and any and all instruments or documents filed as part of or in connection with this Annual Report on Form 10-K or any amendments thereto, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John F. Morgan, Sr. John F. Morgan, Sr.	Director, Chairman of the Board	February 22, 2013 Date
/s/ Rick R. Holley Rick R. Holley	Chief Executive Officer, Director (Principal Executive Officer)	February 22, 2013 Date
/s/ Robin Josephs Robin Josephs	Director	February 22, 2013 Date
/s/ John G. McDonald John G. McDonald	Director	February 22, 2013 Date
/s/ Robert B. McLeod Robert B. McLeod	Director	February 22, 2013 Date
/s/ Marc F. Racicot Marc F. Racicot	Director	February 22, 2013 Date
/s/ John H. Scully John H. Scully	Director	February 22, 2013 Date
/s/ Lawrence A. Selzer Lawrence A. Selzer	Director	February 22, 2013 Date
/s/ Stephen C. Tobias Stephen C. Tobias	Director	February 22, 2013 Date
/s/ Martin A. White Martin A. White	Director	February 22, 2013 Date
/s/ David W. Lambert David W. Lambert	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 22, 2013 Date
/s/ David A. Brown David A. Brown	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 22, 2013 Date

EXHIBIT 31.1

Certification Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, **Rick R. Holley**, certify that:

1. I have reviewed this annual report on Form 10-K of Plum Creek Timber Company, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2013

By: 

RICK R. HOLLEY
Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, **David W. Lambert**, certify that:

1. I have reviewed this annual report on Form 10-K of Plum Creek Timber Company, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2013

By: 

DAVID W. LAMBERT
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Plum Creek Timber Company, Inc. (the "Company") for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Rick R. Holley, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 22, 2013

By 

RICK R. HOLLEY
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Plum Creek Timber Company, Inc. (the "Company") for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), David W. Lambert, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 22, 2013

By: 

DAVID W. LAMBERT
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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CORPORATE LEADERSHIP

EXECUTIVE OFFICERS

Rick R. Holley
CHIEF EXECUTIVE OFFICER

Thomas M. Lindquist
PRESIDENT AND
CHIEF OPERATING OFFICER

David W. Lambert
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

James A. Kilberg
SENIOR VICE PRESIDENT, REAL ESTATE

Larry D. Neilson
SENIOR VICE PRESIDENT,
RESOURCES AND OPERATIONS SUPPORT

James A. Kraft
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

Russell S. Hagen
SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT

David A. Brown
VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

Barbara L. Crowe
VICE PRESIDENT, HUMAN RESOURCES

Joan K. Fitzmaurice
VICE PRESIDENT, COMMUNICATIONS,
SUSTAINABILITY AND AUDIT

Thomas G. Ray
VICE PRESIDENT, NORTHWEST RESOURCES
AND MANUFACTURING

Thomas M. Reed
VICE PRESIDENT, SOUTHERN RESOURCES

CORPORATE OFFICERS

Paul J. Davis
VICE PRESIDENT, NORTHERN HARDWOODS

John B. Hobbs
VICE PRESIDENT, INVESTOR RELATIONS

Robert J. Jirsa
VICE PRESIDENT, GOVERNMENT RELATIONS

Peter C. Madden
VICE PRESIDENT, RENEWABLE ENERGY
AND SUPPLY CHAIN

Mark A. Miller
VICE PRESIDENT AND
CHIEF INFORMATION OFFICER

Robert J. Olszewski
VICE PRESIDENT, ENVIRONMENTAL AFFAIRS

Laura B. Smith
VICE PRESIDENT AND TREASURER

Paul A. Stamnes
VICE PRESIDENT, TAX

BOARD OF DIRECTORS

John F. Morgan Sr. [A, N]
CHAIRMAN OF THE BOARD
OWNER, SOUTH COAST COMMERCIAL, LLC

Rick R. Holley
CHIEF EXECUTIVE OFFICER
PLUM CREEK TIMBER COMPANY, INC.

Robin Josephs [A, C, F]
FORMER MANAGING DIRECTOR,
STARWOOD CAPITAL GROUP

John G. McDonald [A, N]
PROFESSOR OF FINANCE,
STANFORD INVESTORS CHAIR, GRADUATE SCHOOL
OF BUSINESS, STANFORD UNIVERSITY

Robert B. McLeod [C]
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
NEWLAND COMMUNITIES

Marc F. Racicot [A]
ATTORNEY

John H. Scully * [N]
MANAGING DIRECTOR, SPO PARTNERS & CO.

Lawrence A. Selzer [C]
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
THE CONSERVATION FUND

Stephen C. Tobias [C, N]
FORMER VICE CHAIRMAN AND CHIEF OPERATING
OFFICER, NORFOLK SOUTHERN CORPORATION

Martin A. White [C]
FORMER CHAIRMAN OF THE BOARD, PRESIDENT AND
CHIEF EXECUTIVE OFFICER, MDU RESOURCES, INC.

COMMITTEES OF THE BOARD OF DIRECTORS

[A] Audit
[C] Compensation
[N] Corporate Governance and Nominating
[F] Audit Committee Financial Expert

* RETIRES FROM THE BOARD MAY 7, 2013

CORPORATE INFORMATION

PRINCIPAL HEADQUARTERS

Plum Creek
999 Third Avenue, Suite 4300
Seattle, WA 98104-4096
PHONE: (206) 467 3600
URL: www.plumcreek.com

Investor Relations

John B. Hobbs
Vice President, Investor Relations
(800) 858 5347 or (206) 467 3600

Annual Meeting

DATE: May 7, 2013
TIME: 2 p.m.
LOCATION:
Washington Athletic Club
Lobby Level, Noble Room
1325 Sixth Avenue
Seattle, WA 98101

FORM 10-K

Additional copies of this report and Plum Creek's report on 10-K are available without charge upon written request to:

Plum Creek
Investor Relations
999 Third Avenue, Suite 4300
Seattle, WA 98104-4096

Independent Registered Public Accounting Firm

Ernst & Young LLP
999 Third Avenue, Suite 3500
Seattle, WA 98104-4086

Stock Information
LISTED: New York Stock Exchange
SYMBOL: PCL
CUSIP: 729 251 108

STOCK TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

PHONE INQUIRIES: (800) 254 4961
OUTSIDE THE U.S.: (781) 575 3400
TDD, HEARING-IMPAIRED: (800) 952 9245
URL: www.computershare.com/investor

Plum Creek is proud to have all of its timberlands independently certified to the standards of the Sustainable Forestry Initiative program.


SUSTAINABLE FORESTRY INITIATIVE
Certified Sourcing
www.sfiprogram.org
SFI-01042



999 Third Avenue, Suite 4300
Seattle, WA 98104-4096

WWW.PLUMCREEK.COM